Filed Pursuant to Rule 424(b)(3)
Registration No. 333-190956

Prospectus Supplement No. 3
(to Prospectus dated October 8, 2013)

MAGNUM HUNTER RESOURCES CORPORATION

Offer to Exchange $600,000,000 Registered  9.750% Senior Notes due 2020 and Related Guarantees
for
$600,000,000 Outstanding 9.750% Senior Notes due 2020 and Related Guarantees

This Prospectus Supplement No. 3, dated December 12, 2013 (this “Supplement”), is being filed to update, amend and supplement the information previously included in our prospectus, dated October 8, 2013 (the “Prospectus”), as supplemented by Prospectus Supplement No. 1 dated November 12, 2013 and Prospectus Supplement No. 2 dated November 27, 2013, with the information contained in the Form 8-K filed with the Securities and Exchange Commission on December 11, 2013 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this Supplement. This Supplement is not complete without, and may not be delivered or used except in connection with, the Prospectus, including all amendments and supplements thereto.

We urge you to carefully review the “Risk Factors” beginning on page 8 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

___________

Date of Report (Date of earliest event reported):

December 10, 2013 (December 8, 2013)

__________

MAGNUM HUNTER RESOURCES CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation)	001-32997 (Commission File Number)	86-0879278 (I.R.S. Employer Identification Number)

777 Post Oak Boulevard, Suite 650

Houston, Texas 77056

(Address of principal executive offices, including zip code)

(832) 369-6986

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On December 8, 2013, Magnum Hunter Resources Corporation and certain of its affiliates (collectively, for purposes of this Item 1.01, “Magnum Hunter”) entered into an Option Agreement with Pathfinder Onshore Energy Pty Ltd (“Pathfinder”), a privately held Australian company, granting Pathfinder or its nominee, a subsidiary of New Standard Energy Limited (“NSE”), an Australian Securities Exchange-listed Australian company, an option to acquire Magnum Hunter’s remaining oil and gas properties and related assets in the Eagle Ford Shale in South Texas. The option is exercisable through January 21, 2014 and, if exercised, provides for the acquisition of such properties and assets pursuant to an already mutually agreed form of Purchase and Sale Agreement (the “PSA”) for aggregate consideration of U.S. $15 million in cash and 65,650,000 ordinary shares of NSE valued, for purposes of the calculation of the purchase price, at approximately U.S. $9,500,000. Pathfinder paid Magnum Hunter an option fee of U.S. $75,000 that is nonrefundable but creditable at closing against the cash portion of the purchase price.

The Eagle Ford Shale properties being divested principally consist of approximately 5,182 net acres in Atascosa County, Texas and five wells producing an aggregate of approximately 300 BOE/d at December 1, 2013, four of which are operated by Magnum Hunter.

The PSA contains customary representations, warranties, covenants and indemnities by the parties thereto, and the closing of the transaction contemplated by the PSA is subject to the exercise by Pathfinder of the option and to the satisfaction of certain customary closing conditions as described in the PSA. The effective date of the transaction, if consummated, will be December 1, 2013.

The Option Agreement provides for execution of the previously negotiated PSA contemporaneously with any exercise of the option, and the closing of the purchase and sale of the Eagle Ford Shale properties is to occur on the fifth business day thereafter. Upon closing of the transaction, and after taking into account the ordinary shares issuable to Magnum Hunter pursuant to the PSA, Magnum Hunter is expected to own approximately 17% of the outstanding stock of NSE (based on the amount of ordinary shares outstanding on October 4, 2013) and to have initially one and later two designees on the NSE Board of Directors.

The PSA further provides that, upon closing, Shale Hunter, LLC, a subsidiary of Magnum Hunter (“Shale Hunter”), and the purchaser of the Eagle Ford Shale properties and assets would enter into a Transition Services Agreement (the “TSA”). The TSA provides that, during a specified transition period, Shale Hunter will provide such purchaser with drilling, operating, marketing, accounting, cash management and other transitional services relating to those properties and assets for a predetermined amount of fees, as set forth in the TSA.

On December 8, 2013, Magnum Hunter, NSE and Pathfinder executed a letter of intent (the “Alliance Letter”) whereby the parties contemplate that, upon consummation of the transactions contemplated by the PSA, they would implement a framework for a strategic and technical alliance among such companies. More specifically, the Alliance Letter contemplates (i) Magnum Hunter providing technical expertise and industry contacts to facilitate NSE’s exploration and development of NSE’s Cooper Basin properties in Australia, which NSE has indicated cover a total of 593,000 acres, and (ii) the parties’ collaboration on additional growth opportunities and new business ventures in Australia and the United States.

The foregoing descriptions of the Option Agreement, the PSA and the TSA do not purport to be complete and are qualified in their entirety by reference to the complete texts thereof, copies of which are attached hereto as, respectively, Exhibits 2.1, 2.2 and 2.3 and incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

On December 9, 2013, Magnum Hunter Resources Corporation (“Magnum Hunter”) and Hall, Kistler & Company, LLP (“Hall Kistler”) entered into a Confidential Settlement Agreement (the “Settlement Agreement”) in the lawsuit styled Magnum Hunter Resources Corp. v. Hall, Kistler & Co., LLP, No. 12-cv-00070 (E.D. Ky. filed Mar. 6, 2012). The lawsuit involved a negligence claim by Magnum Hunter against Hall Kistler in connection with such accounting firm’s audits of the financial statements of NGAS Resources, Inc., a former NASDAQ-listed British Columbia corporation that Magnum Hunter acquired in April 2011. The terms of the Settlement Agreement are generally confidential, but it contains a mutual release of claims and no admissions of wrongdoing. In consideration of Magnum Hunter granting its release, Hall Kistler has agreed to pay to Magnum Hunter a settlement amount of $2.5 million in cash.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1	Option Agreement, dated December 8, 2013, between Pathfinder Onshore Energy Pty Ltd, Shale Hunter, LLC, Magnum Hunter Resources Corporation, Magnum Hunter Production, Inc. and Energy Hunter Partners 2012-A Drilling & Production Fund, Ltd.*
2.2	Form of Purchase and Sale Agreement*
2.3	Form of Transition Services Agreement*

*Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules and similar attachments have been omitted. The registrant hereby agrees to furnish a copy of any omitted schedule or similar attachment to the Securities and Exchange Commission upon request.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MAGNUM HUNTER RESOURCES CORPORATION

Date: December 10, 2013	/s/ Gary C. Evans
Gary C. Evans,
Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
2.1	Option Agreement, dated December 8, 2013, between Pathfinder Onshore Energy Pty Ltd, Shale Hunter, LLC, Magnum Hunter Resources Corporation, Magnum Hunter Production, Inc. and Energy Hunter Partners 2012-A Drilling & Production Fund, Ltd.*
2.2	Form of Purchase and Sale Agreement*
2.3	Form of Transition Services Agreement*

*Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules and similar attachments have been omitted. The registrant hereby agrees to furnish a copy of any omitted schedule or similar attachment to the Securities and Exchange Commission upon request.

Exhibit 2.1

EXECUTION VERSION
Option Agreement dated 8 December 2013

Parties	Pathfinder Onshore Energy Pty Ltd ACN 161 624 335
of Level 2, 41-47 Colin Street, West Perth, WA 6005, Australia
Email: m.fowler@pfenergy.com.au
(“Pathfinder”)

Shale Hunter, LLC
of 777 Post Oak Blvd, Suite 650,  Houston, Texas 77056
Facsimile: 832-369-6992
Email: kferguson@magnumhunterresources.com
(“Shale Hunter”)

Magnum Hunter Resources Corporation
of 777 Post Oak Blvd, Suite 650,  Houston, Texas 77056
Facsimile: 832-369-6992
Email: kferguson@magnumhunterresources.com
(“MHR”)

Magnum Hunter Production, Inc.
of 777 Post Oak Blvd, Suite 650,  Houston, Texas 77056
Facsimile: 859-263-4228
Email: jdenny@magnumhunterresources.com
(“MHP”)

Energy Hunter Partners 2012-A Drilling & Production Fund, Ltd.
of 777 Post Oak Blvd, Suite 650,  Houston, Texas 77056
Facsimile: 859-263-4228
Email: jdenny@magnumhunterresources.com
(“EHP”)

Introduction

A
Shale Hunter has agreed to grant Pathfinder the Call Option which entitles Pathfinder or Designee (as the case may be) to purchase the Assets on the terms and conditions set out in this Option Agreement.

B	Pathfinder has agreed to pay the Option Fee in consideration for the grant of the Call Option.

It is agreed

1	Definitions and interpretation

1.1	Definitions

In this Option Agreement, the following words have these meanings unless the contrary intention appears:

(1)	Assets has the meaning given in the Purchase Agreement;

(2)	Business Day means a day that is not a Saturday, Sunday or any other day which is a public holiday or a bank holiday in Houston, Texas or Perth, Australia;

1	© Norton Rose Fulbright Australia

(3)	Call Option means the option granted under clause 3.1;

(4)	Cash Consideration means USD$15,000,000;

(5)	Consideration means the Cash Consideration and the Non-Cash Portion of the Purchase Price;

(6)
Designee means a wholly-owned U.S. subsidiary of Nominee designated by Pathfinder in a written notice delivered to Shale Hunter not less than five (5) days prior to exercising the Call Option, whose name does not include either “Magnum” or “Hunter” or any derivative thereof;

(7)	Due Diligence Investigation means the due diligence investigations of Pathfinder in relation to the Assets and the title and rights of Seller to the Assets as set forth in clause 2.1;

(8)	Expiry Date means 21 January 2014;

(9)	Nominee means New Standard Energy Limited ACN 119 323 385;

(10)	Non-Cash Portion of the Purchase Price has the meaning given in the Purchase Agreement;

(11)	Option Agreement means this document, including each schedule or annexure to it;

(12)	Option Fee means USD$75,000;

(13)
Purchase Agreement means the purchase and sale agreement attached hereto as Annexure A, with all blanks completed as indicated therein and all square brackets and notes to draft set forth therein deleted at the time the Call Option is exercised, pursuant to which, if Pathfinder exercises the Call Option hereunder, Seller will sell, and Pathfinder or Designee (as the case may be) will purchase, the Assets for the Consideration;

(14)	Records has the meaning given in the Purchase Agreement; and

(15)	Seller means, collectively, Shale Hunter, MHP, MHR and EHP.

1.2	Interpretation

In this Option Agreement, unless the contrary intention appears:

(1)	Reference to:

(a)	one gender includes the others;

(b)	with respect to the definition of the terms herein, the singular includes the plural and the plural includes the singular;

(c)	capitalised words not defined in this Option Agreement have the same meaning in the Purchase Agreement;

(d)	any contract (including this Option Agreement) or other instrument includes any variation or replacement of it;

(e)	a person includes an individual, a firm, a body corporate, an unincorporated association or an authority;

(f)	unless otherwise noted, time is a reference to Perth, Australia time;

(g)	the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation;”

(h)	“USD$” is to United States currency and “AUD$” is to Australian currency; and

(2)
If an act must be done on a specified day which is not a Business Day in the place where the act is to be done, the act must be done instead on the next Business Day in the place where the act is to be done.

(3)
A provision of this Option Agreement must not be construed to the disadvantage of a party merely because that party was responsible for the preparation of the Option Agreement or the inclusion of the provision in the Option Agreement.

2	© Norton Rose Fulbright Australia

2	Due Diligence Investigation

2.1	Promptly upon execution of this Option Agreement, Seller shall provide Pathfinder and Pathfinder’s authorized representatives:

(1)
any information in the possession or control of Seller that Pathfinder or its authorized representatives reasonably request in relation to the Assets; provided, however, Seller shall have no obligation to provide Pathfinder or its authorized representatives (a) any information that Seller reasonably believes cannot be lawfully provided to Pathfinder or its authorized representatives because of third-party restrictions or (b) any information that constitutes privileged legal files and records; federal or state income, franchise, or margin tax files and records; employee files, reserve evaluation information or economic projections (other than reserve evaluation or economic projection materials and files previously made available to Pathfinder or its authorized representatives); competing bids; proprietary data, information and data under contractual restrictions on assignment; or privileged information, intellectual property or seismic, geophysical or other similar technical information;

(2)
reasonable physical access, at Pathfinder’s sole risk, cost and expense, to the Assets to allow Pathfinder to conduct on-site Phase I environmental site assessments of the Assets, to the extent Shale Hunter has the right to grant such access for such purpose and the operator of the Assets consents thereto; and

(3)
reasonable access to the Records, to the extent the same are in Shale Hunter’s or its representatives’ possession; provided, however, Shale Hunter shall have no obligation to provide Pathfinder or its authorized representatives access to any interpretative or predictive data or information which Shale Hunter believes in good faith cannot be lawfully provided to Pathfinder or its authorized representatives because of third-party restrictions (to the extent any such data or information is proprietary or subject to third-party restrictions, Shale Hunter will, as soon as practicable, use commercially reasonable efforts to obtain any consents necessary to allow Pathfinder and its authorized representatives to review such data or information).

2.2
If, prior to the first to occur of the exercise or expiry of the Option, Seller has actual knowledge (as defined in the Purchase Agreement) of any Casualty Defect, then Shale Hunter must notify Pathfinder of such Casualty Defect immediately.

2.3
In connection with any on-site inspections, Pathfinder agrees to not (and shall cause its authorized representatives not to) unreasonably interfere with the normal operation of the Assets and further agrees that under no circumstances shall it or its authorized representatives perform any invasive tests of any nature on the Assets without the express written consent of Shale Hunter and, if Shale Hunter does not operate the particular Assets, the operator of such Assets.  If Shale Hunter grants such consent with respect to an Asset that it does not operate, Shale Hunter agrees to use commercially reasonable efforts to obtain any such written consent, but without obligation to incur any costs or expenses in connection therewith; provided, however, that if the operator of such Asset requires any payment as a condition to granting such consent, then Shale Hunter shall notify Pathfinder of such condition and Pathfinder may elect to make such payment in order to obtain such consent.

2.4
IN CONNECTION WITH GRANTING SUCH ONSITE ACCESS TO THE ASSETS, AND EXCEPT TO THE EXTENT THAT SUCH CLAIMS ARE CAUSED BY THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF SELLER AND EACH OF ITS RESPECTIVE AFFILIATES AND THE OFFICERS, DIRECTORS, MEMBERS, MANAGERS, SHAREHOLDERS, EMPLOYEES, REPRESENTATIVES, CO-OWNERS, CONTRACTORS, SUBCONTRACTORS, OR AGENTS OF ANY OF THE FOREGOING (COLLECTIVELY, THE “SHALE HUNTER GROUP”), PATHFINDER WAIVES AND RELEASES ALL CLAIMS AGAINST SHALE HUNTER GROUP, ITS AFFILIATES AND ALL SUCCESSORS, HEIRS, AND ASSIGNS OF THE SHALE HUNTER GROUP FOR INJURY TO, OR DEATH OF, PERSONS, OR DAMAGE TO PROPERTY, INCURRED OR DIRECTLY CAUSED BY PATHFINDER OR ITS REPRESENTATIVES IN CONNECTION WITH THE PERFORMANCE OF THIS DILIGENCE AND PATHFINDER AGREES TO INDEMNIFY, DEFEND AND HOLD HARMLESS THE SHALE HUNTER GROUP FROM AND AGAINST ALL SUCH CLAIMS  REGARDLESS OF WHETHER ANY OF SUCH CLAIMS MAY BE ATTRIBUTABLE, IN WHOLE OR IN PART, TO THE STRICT LIABILITY OR NEGLIGENCE OF ANY MEMBER OF THE SHALE HUNTER GROUP (OTHER THAN TO THE EXTENT THAT ANY SUCH CLAIMS RESULT FROM THE SHALE HUNTER GROUP’S OWN GROSS NEGLIGENCE OR WILLFUL MISCONDUCT).

3	© Norton Rose Fulbright Australia

2.5
EXCEPT AS OTHERWISE SET FORTH IN THIS OPTION AGREEMENT OR THE PURCHASE AGREEMENT, SELLER HEREBY EXPRESSLY NEGATES AND DISCLAIMS, AND PATHFINDER, HEREBY WAIVES AND ACKNOWLEDGES THAT THE SHALE HUNTER GROUP HAS NOT MADE, ANY WARRANTY, REPRESENTATION OR COVENANT, EXPRESS OR IMPLIED, AS TO THE ACCURACY OR COMPLETENESS OR MATERIALITY OF ANY FILES, RECORDS, DATA, INFORMATION, OR MATERIALS (WRITTEN OR ORAL) HERETOFORE OR HEREAFTER FURNISHED TO PATHFINDER IN CONNECTION WITH THE ASSETS, OR AS TO THE QUALITY OR QUANTITY OF HYDROCARBON RESERVES (IF ANY) ATTRIBUTABLE TO THE ASSETS OR THE ABILITY OF THE ASSETS TO PRODUCE HYDROCARBONS.  ANY AND ALL SUCH FILES, RECORDS, DATA, INFORMATION, AND OTHER MATERIALS FURNISHED BY OR ON BEHALF OF SELLER, WHETHER MADE AVAILABLE PURSUANT TO CLAUSE 2.1 OR OTHERWISE, ARE PROVIDED TO PATHFINDER AND ITS AUTHORIZED REPRESENTATIVES AS A CONVENIENCE AND ACCOMMODATION, AND ANY RELIANCE ON OR USE OF THE SAME SHALL BE AT THE SOLE RISK OF PATHFINDER AND ITS AUTHORIZED REPRESENTATIVES.

3	Call option

3.1
Each Seller grants Pathfinder an irrevocable option to enable Pathfinder or Designee (as the case may be) to purchase all (but not less than all) the Assets such Seller owns or holds on and subject to the terms of this Option Agreement; provided, however, the Call Option may only be exercised in full for all the Assets and not in part.

4	Option fee

4.1	The consideration for the grant of the Call Option is the Option Fee.

4.2
Concurrently with the execution of this Option Agreement, Pathfinder has paid the Option Fee to Shale Hunter in accordance with clause 7.1; provided, however, that if Pathfinder executes this Option Agreement on a day that is not a Business Day, then, unless the Option Fee is received by Shale Hunter on or before 5:00 pm Houston, Texas time on the first Business Day after the date Pathfinder executes this Option Agreement, this Option Agreement shall be void and of no force and effect as of such time.  Notwithstanding anything to the contrary contained in this Option Agreement, Pathfinder may not exercise the Call Option unless the Option Fee is received by Shale Hunter.

4.3
The Option Fee is not refundable, regardless of whether the Call Option is exercised, and, if the Call Option is exercised, USD$74,900 of the Option Fee shall be applied or credited toward the Non-Peeler Ranch Cash Consideration to be paid by the Buyer named in the Purchase Agreement at Closing.  The parties hereto acknowledge and agree that USD$100 of the Option Fee (a) is not refundable and shall not be applied or credited toward the Purchase Price and (b) is full and adequate consideration for the execution, delivery and performance of this Option Agreement.

5	Exercise of option

5.1	Pathfinder may exercise the Call Option at any time before its expiry under clause 6 by:

(1)	giving Shale Hunter written notice of such exercise (“Call Option Notice”);

(2)	delivering Shale Hunter the Purchase Agreement executed by a duly authorized officer of Pathfinder or Designee (as the case may be) and Nominee; and

(3)	paying the Deposit to Seller as contemplated under Section 3.2 of the Purchase Agreement.

5.2
To the extent Shale Hunter receives (1) the Call Option Notice, (2) the Purchase Agreement executed by a duly authorized officer of Pathfinder or Designee (as the case may be) and Nominee, and (3) the Deposit, in each case before 5 pm Perth time on the Expiry Date, a duly authorized officer of each Seller shall promptly execute the same and Shale Hunter shall deliver a fully-executed copy thereof to Pathfinder and Nominee.

5.3
Pathfinder agrees that, with respect to the representations and warranties of Seller contained in the Purchase Agreement, each Seller shall have the continuing right until the Call Option is exercised by Pathfinder in accordance with clause 5.1 to add, supplement or amend all schedules to its representations and warranties set forth in the Purchase Agreement by giving notice to Pathfinder and Nominee of such additions, supplements or amendments.

6	Expiry of option

6.1	The Call Option expires at 5 pm Perth time on the Expiry Date.

6.2	If

4	© Norton Rose Fulbright Australia

(1)	Shale Hunter fails to receive the Call Option Notice;

(2)	Shale Hunter fails to receive the Purchase Agreement executed by a duly authorized officer of Pathfinder or Designee (as the case may be) and Nominee; or

(3)	Seller fails to receive the Deposit to the bank account designated in clause 7.1(1),

before 5 pm Perth time on the Expiry Date, then this Option Agreement shall terminate at 5 pm Perth time on the Expiry Date.

7	Payments

7.1	All payments in connection with this Option Agreement must be made in USD$:

(1)
by way of direct transfer of immediately available funds by no later than 5 pm (Perth time) on the due date for payment to Amegy Bank of Texas, in Houston, Texas, ABA No. 113011258 for the account of Magnum Hunter Resources Corporation, Account No. 0003931617; or

(2)	in such other form of immediately available funds or cleared funds as may be agreed in writing between Pathfinder and Shale Hunter.

8	Undertakings

8.1
From the date of this Option Agreement until the Expiry Date or, if the Call Option is exercised under clause 5.1, the date that title to the Assets is transferred to Pathfinder or Designee (as the case may be) each Seller shall, with respect to the Assets it owns or holds, unless Pathfinder otherwise agrees (which agreement shall not be unreasonably withheld, conditioned or delayed):

(1)	carry on its business concerning such Assets in the ordinary course, consistent with past practices;

(2)
to the extent such Seller is the operator of such Assets, use commercially reasonable efforts to cause such Assets to be maintained in accordance with the terms and conditions of the applicable contract (except where any such Asset terminates pursuant to its existing terms or where a reasonably prudent operator would not maintain the same), and

(3)	not dispose of, agree to dispose of, assign, agree to assign, encumber or grant any option over such Assets or any interest in any such Asset, other than

(a)	the sale of hydrocarbons in the ordinary course of business;

(b)	the sale or other disposition of obsolete, destroyed or unusable machinery and equipment in the ordinary course of business;

(c)	liens for taxes that are not yet due and owing; or

(d)	outstanding mortgages placed by such Seller upon such Assets (which will be released if and when the transactions contemplated under the Purchase Agreement are consummated).

Notwithstanding anything to the contrary contained in this clause 8.1, Seller shall be permitted, at its sole election, to prosecute and perform those activities relating to the matters set forth on Annexure B.

8.2
Before Pathfinder  exercises the Call Option under clause 5.1, Pathfinder must use reasonable endeavours to procure that Nominee obtains all regulatory approvals necessary for Nominee to issue the Non-Cash Portion of the Purchase Price to MHR in accordance with the Purchase Agreement.

9	Confidentiality

9.1
Each party acknowledges that information disclosed to it by the other party under this Option Agreement shall be held confidential pursuant to the terms and conditions of that certain Confidentiality Agreement dated September 14, 2013, by and between Magnum Hunter Resources Corporation and Pathfinder Energy Pty Ltd., and Shale Hunter, MHP and EHP agree to abide by those terms as if it were a party to that agreement in the position of MHR.  No party to this Option Agreement may make a press release or public communication concerning the transactions contemplated under this Option Agreement without each of the other party’s prior written consent (which consent shall not be unreasonably withheld or delayed); provided, however, that MHR may include this Option Agreement and disclose the transactions contemplated hereunder in any report filed with the Securities and Exchange Commission of the United States.

5	© Norton Rose Fulbright Australia

10	Time of the essence

10.1	Time is of the essence of this Option Agreement.

11	Further assurance

11.1
Each party must at its own cost from time to time do all things (including executing or producing documents, getting documents executed or produced by others and obtaining consents) necessary or desirable to give full effect to this Option Agreement (including the transactions contemplated by this Option Agreement).

12	Effect of this Option Agreement

12.1	This Option Agreement is intended to be legally binding and to give effect to the terms and conditions set out in this Option Agreement, in particular the grant of the Call Option.

13	Entire understanding

13.1	This Option Agreement and the confidentiality agreement referenced in clause 9.1:

(1)	contain the entire agreement and understanding between the parties on everything connected with the subject matter of this Option Agreement; and

(2)	supersede any prior agreement or understanding on anything connected with that subject matter.

14	Variation

14.1	An amendment or variation to this Option Agreement is not effective unless it is in writing and signed by the parties.

15	Assignment or Novation

15.1
No party hereto may assign or novate all or any of its rights, obligations or interests under this Option Agreement without the prior written consent of the other party or parties hereto (as the case may be) and any assignment or novation of any rights, obligations or interests in this Option Agreement made without such consent shall be void and of no force and effect.

16	Rights, powers and remedies

16.1	A party’s failure or delay to exercise a right, power or remedy does not operate as a waiver of that right, power or remedy.

16.2	The exercise of a right, power or remedy does not preclude either its exercise in the future or the exercise of any other right, power or remedy.

16.3	Waiver of a power or right is effective only in respect of the specific instance to which it relates and for the specific purpose for which it is given.

17	Costs

17.1	Each party must pay its own costs in connection with the negotiation, preparation and execution of this Option Agreement.

17.2
Pathfinder must pay all stamp duty (including all fines, penalties and interest) and other government imposts payable on or in connection with this Option Agreement and any transaction contemplated by this Option Agreement, and all instruments of transfer and other documents or instruments executed under or in connection with this Option Agreement or any transaction contemplated by this Option Agreement, when due.

18	Notices

18.1	A notice or other communication connected with this Option Agreement (“Notice”) has no legal effect unless it is in writing.

6	© Norton Rose Fulbright Australia

18.2	In addition to any other method of service provided by law, the Notice may be:

(1)	sent by an internationally recognized overseas delivery service for delivery within 2 Business Days;

(2)	transmitted via electronic mail to the email address of the recipient set out on page 1 of this Option Agreement; or

(3)	by facsimile transmission.

18.3	Notices take effect from the time when they are received or taken to be received under clause 18.4 (whichever happens first) unless a later time is specified in the Notice.

18.4	If the Notice is sent or delivered in a manner provided by this clause 18, it must be treated as given to and received by the party to which it is addressed:

(1)	if sent by the method of service listed in clause 18.2(1), upon receipt; and

(2)	if sent by facsimile or electronic mail:

(a)	when the sender receives an automated message confirming delivery; or

(b)	12 hours after the time sent (as recorded on the device from which the sender sent the e-mail) unless the sender receives an automated message that the e-mail has not been delivered;

provided, however, that if such transmission is received after 5:00 pm (in the recipient’s time zone) on a Business Day or if received on a day that is not a Business Day (in the recipient’s time zone), such Notice shall take effect on the next succeeding Business Day (in the recipient’s time zone).

18.5	A party may change its address for service or email address by giving Notice of that change to the other party.

18.6
Any Notice to be sent to Pathfinder, Designee and/or NSE shall be sent to the address for Pathfinder set out on page 1 of this Option Agreement with a copy to Phil Thick, Managing Director of NSE, at PThick@newstandard.com.au.

19	Governing law and jurisdiction

19.1	The law of Texas governs this Option Agreement.

19.2
Any claim or cause of action arising from this Option Agreement shall be brought in the State or Federal District Court of Harris County, Texas.  EACH PARTY HERETO CONSENTS TO PERSONAL JURISDICTION IN ANY LEGAL ACTION, SUIT OR PROCEEDING WITH RESPECT TO THIS OPTION AGREEMENT IN ANY COURT, FEDERAL OR STATE, WITHIN HARRIS COUNTY, TEXAS, HAVING SUBJECT MATTER JURISDICTION AND WITH RESPECT TO ANY SUCH CLAIM, EACH PARTY HERETO IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY CLAIM, OR ANY OBJECTION THAT SUCH PARTY MAY NOW OR HEREAFTER HAVE, THAT VENUE OR JURISDICTION IS NOT PROPER WITH RESPECT TO ANY SUCH LEGAL ACTION, SUIT OR PROCEEDING BROUGHT IN SUCH COURT IN HARRIS COUNTY, TEXAS, INCLUDING ANY CLAIM THAT SUCH LEGAL ACTION, SUIT OR PROCEEDING BROUGHT IN SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM AND ANY CLAIM THAT SUCH PARTY IS NOT SUBJECT TO PERSONAL JURISDICTION OR SERVICE OF PROCESS IN SUCH HARRIS COUNTY, TEXAS FORUM.

19.3	EACH PARTY AGREES THAT IT HEREBY IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION TO ENFORCE OR INTERPRET THE PROVISIONS OF THIS OPTION AGREEMENT.

20	Execution by attorney

20.1
Where this Option Agreement is executed by an attorney, that attorney, by executing, declares that it has no notice of revocation, termination or suspension of the power of attorney under which it executes this Option Agreement.

21	Counterparts

21.1	This Option Agreement may be executed in any number of counterparts. Each counterpart is an original but the counterparts together are one and the same agreement.

7	© Norton Rose Fulbright Australia

21.2	This Option Agreement is binding on the parties on the exchange of counterparts. A copy of a counterpart sent by facsimile or email:

(1)	must be treated as an original counterpart;

(2)	is sufficient evidence of the execution of the original; and

(3)	may be produced in evidence for all purposes in place of the original.

22	Representations and warranties

22.1	Pathfinder represents and warrants to Seller as follows:

(1)
Pathfinder is proprietary company limited by shares duly registered , validly existing and in good standing under the laws of Australia.  The execution and delivery of this Option Agreement by Pathfinder and all obligations contemplated hereby to be performed by Pathfinder have been duly authorized by Pathfinder and no other actions on the part of Pathfinder are required to authorize this Option Agreement and the transactions contemplated hereby.  The execution and delivery of this Option Agreement by Pathfinder do not, and the performance of Pathfinder’s obligations hereunder will not violate, or be in conflict with, any material provision of Pathfinder’s governing documents or any provision of any agreement, instrument, judgment, decree, order, statute, rule or regulation applicable to Pathfinder.  This Option Agreement, and all obligations contemplated hereby to be performed by Pathfinder, constitute legal, valid and binding obligations of Pathfinder, enforceable against Pathfinder in accordance with their respective terms, subject to all applicable bankruptcy and other similar laws of general application with respect to creditors.

(2)
No consent, approval, authorization or permit of, or filing with or notification to, any Person is required for or in connection with the execution and delivery of this Option Agreement by Pathfinder or for or in connection with the performance of the terms and conditions contemplated hereby by Pathfinder.

22.2	Each Seller represents and warrants to Pathfinder, as to itself, as follows:

(1)
It is an entity duly formed or incorporated (as the case may be) and validly existing and in good standing under the laws of its state of formation or incorporation (as the case may be).  The execution and delivery of this Option Agreement by such entity and all obligations contemplated hereby to be performed by such entity have been duly authorized and no other actions on the part of such entity are required to authorize this Option Agreement and the transactions contemplated hereby.  The execution and delivery of this Option Agreement by such entity do not, and the performance of such entity’s obligations hereunder will not violate, or be in conflict with, any material provision of such entity’s governing documents or any provision of any agreement, instrument, judgment, decree, order, statute, rule or regulation applicable to such entity.  This Option Agreement, and all obligations contemplated hereby to be performed by such entity, constitute legal, valid and binding obligations of such entity, enforceable against such entity in accordance with their respective terms, subject to all applicable bankruptcy and other similar laws of general application with respect to creditors.

(2)
No consent, approval, authorization or permit of, or filing with or notification to, any Person is required for or in connection with the execution and delivery of this Option Agreement by such entity or for or in connection with the performance of the terms and conditions contemplated hereby by such entity.

[SIGNATURE PAGE FOLLOWS]

8	© Norton Rose Fulbright Australia

Executed and delivered on the date shown on the first page.

Executed by Pathfinder Onshore Energy Pty Ltd ACN 161 624 335 in accordance with section 127 of the Corporations Act 2001:

/s/ Vincent Rusciano	/s/ Ian Boserio
Director/company secretary	Director

VINCENT RUSCIANO	IAN BOSERIO
Name of director/company secretary (BLOCK LETTERS)	Name of director (BLOCK LETTERS)

Signed, sealed and delivered for and on behalf of Shale Hunter, LLC by its authorised representative in the presence of:

/s/ Paul M. Johnston	/s/ Gary C. Evans
Signature of witness	Signature of authorised representative

PAUL JOHNSTON	GARY C. EVANS
Name of witness (BLOCK LETTERS)	Name of authorised representative (BLOCK LETTERS)

Address of witness: 777 Post Oak Blvd.,
Suite 650, Houston, Texas 77056

Signed, sealed and delivered for and on behalf of Magnum Hunter Resources Corporation by its authorised representative in the presence of:

/s/ Paul M. Johnston	/s/ Gary C. Evans
Signature of witness	Signature of authorised representative

PAUL JOHNSTON	GARY C. EVANS
Name of witness (BLOCK LETTERS)	Name of authorised representative (BLOCK LETTERS)

Address of witness: 777 Post Oak Blvd.,
Suite 650, Houston, Texas 77056

9	© Norton Rose Fulbright Australia

Signed, sealed and delivered for and on behalf of Magnum Hunter Production, Inc. by its authorised representative in the presence of:

/s/ Paul M. Johnston	/s/ Gary C. Evans
Signature of witness	Signature of authorised representative

PAUL JOHNSTON	GARY C. EVANS
Name of witness (BLOCK LETTERS)	Name of authorised representative (BLOCK LETTERS)

Address of witness: 777 Post Oak Blvd.,
Suite 650, Houston, Texas 77056

Signed, sealed and delivered for and on behalf of Energy Hunter Partners 2012-A Drilling & Production Fund, Ltd. by its general partner, Magnum Hunter Production, Inc., in the presence of:

/s/ Paul M. Johnston	/s/ Gary C. Evans
Signature of witness	Signature of authorised representative

PAUL JOHNSTON	GARY C. EVANS
Name of witness (BLOCK LETTERS)	Name of authorised representative (BLOCK LETTERS)

Address of witness: 777 Post Oak Blvd.,
Suite 650, Houston, Texas 77056

10	© Norton Rose Fulbright Australia

Annexure A – Purchase Agreement

Annexure B – Permitted Operations

© Norton Rose Fulbright Australia

Exhibit 2.2

PURCHASE AND SALE AGREEMENT

AMONG

SHALE HUNTER, LLC,

MAGNUM HUNTER RESOURCES CORPORATION,

MAGNUM HUNTER PRODUCTION, INC., AND

ENERGY HUNTER PARTNERS 2012-A DRILLING & PRODUCTION FUND, LTD.,

AS SELLER,

[_____________], [Note to Draft:  Insert Pathfinder Onshore Energy Pty Ltd or the name of the Designee]

AS BUYER,

AND

NEW STANDARD ENERGY LIMITED

AS AN ADDITIONAL PARTY

1

TABLE OF CONTENTS

ARTICLE 1			1

1.	DEFINITIONS		1

	1.1	Defined Terms	1

	1.2	References, Gender and Number, etc	9

ARTICLE 2			9

2.	PURCHASE AND SALE		9

	2.1	Interests	9

	2.2	Wells	10

	2.3	Equipment	10

	2.4	Production	10

	2.5	Easements and Surface Agreements	10

	2.6	Contract Rights and Permits	10

	2.7	Receivables; Security Interests	11

	2.8	Audit Rights	11

	2.9	Files and Records	11

	2.10	Retained Assets	11

ARTICLE 3			12

3.	PURCHASE PRICE AND ALLOCATION		12

	3.1	Purchase Price	12

	3.2	Performance Deposit and Payment	13

	3.3	Adjustments to the Cash Portion of the Purchase Price	13

	3.4	Allocation of Purchase Price	15

ARTICLE 4			15

4.	DISCLAIMERS; GOVERNMENTAL REVIEWS		15

	4.1	Disclaimer	15

	4.2	Governmental Reviews	17

ARTICLE 5			17

5.	SELLER’S REPRESENTATIONS AND WARRANTIES		17

	5.1	Existence	17

	5.2	Authority, Binding Obligations	17

	5.3	Violations	18

	5.4	Payment of Royalties	18

	5.5	Taxes	18

	5.6	Contracts	19

i

	5.7	Litigation and Claims	19

	5.8	Sale Contracts	19

	5.9	Notices	19

	5.10	Take-or-Pay	19

	5.11	Timely Payment	20

	5.12	Outstanding Obligations	20

	5.13	Brokers	20

	5.14	Bankruptcy	20

	5.15	No Violation of Covenants	20

	5.16	Consents	20

	5.17	Preferential Purchase Rights	20

	5.18	Wells	21

	5.19	Environmental	21

	5.20	Audits	21

	5.21	Sufficiency of Assets	21

	5.22	Permits	22

	5.23	Insurances	22

	5.24	US Notes	22

	5.25	Lease Conditions	23

ARTICLE 6			23

6.	BUYER’S AND NSE’S REPRESENTATIONS AND WARRANTIES		23

	6.1	Buyer’s Representations and Warranties	23

	6.2	NSE’s Representations and Warranties	25

ARTICLE 7			27

7.	ENVIRONMENTAL AND ENVIRONMENTAL INDEMNITY		27

	7.1	Acceptance of Environmental Condition	27

	7.2	NORM	28

	7.3	Environmental Indemnities	28

ARTICLE 8			29

8.	CONSENTS		29

	8.1	Consents	29

ARTICLE 9			30

9.	CONDITIONS TO CLOSING; SETTLEMENT STATEMENT; CLOSING		30

	9.1	Seller’s Conditions to Closing	30

ii

	9.2	Buyer’s Conditions to Closing	31

	9.3	Waiver of Conditions	32

	9.4	Closing Settlement Statement	32

	9.5	Closing Date and Place	32

	9.6	Closing Activities	33

ARTICLE 10			34

10.	POST-CLOSING OBLIGATIONS		34

	10.1	Cleansing Notice	34

	10.2	Recordation and Filing of Documents	34

	10.3	Records	34

	10.4	Post-Closing Statement	34

	10.5	Suspense Accounts	35

	10.6	Further Assurances	35

ARTICLE 11			35

11.	TAXES		35

	11.1	Property Taxes	35

	11.2	Production Taxes	36

	11.3	Other Taxes	36

	11.4	Cooperation	37

ARTICLE 12			37

12.	OWNERSHIP OF ASSETS		37

	12.1	Distribution of Production	37

	12.2	Proration of Income and Expenses	37

	12.3	Notice to Remitters of Proceeds	37

	12.4	Imbalances	38

	12.5	Pipeline and Other Non-Wellhead Imbalances	38

ARTICLE 13			38

13.	INTERIM OPERATIONS AND COVENANTS		38

	13.1	Standard of Care	38

	13.2	Third-Party Notifications	39

	13.3	Publicly Reporting Company	39

	13.4	Board Appointment	39

	13.5	Quotation of Shares	40

ARTICLE 14			40

14.	EXCHANGE PROVISION		40

iii

ARTICLE 15			40

15.	ASSUMPTION OF LIABILITY AND GENERAL INDEMNIFICATION		40

	15.1	Definitions	40

	15.2	Buyer’s Assumption of Obligations	41

	15.3	Buyer’s General Indemnity	43

	15.4	Seller’s General Indemnity	43

	15.5	Limitation on Indemnification	45

	15.6	Further Limitation on Indemnification	45

	15.7	Indemnification Procedures	45

	15.8	Exclusive Remedy	47

ARTICLE 16			47

16.	CASUALTY LOSS		47

ARTICLE 17			47

17.	NOTICES		48

ARTICLE 18			49

18.	TERMINATION		49

	18.1	Termination	49

	18.2	Liabilities Upon Termination; Deposit Amount	49

ARTICLE 19			50

19.	MISCELLANEOUS		50

	19.1	Entire Agreement	50

	19.2	Survival	50

	19.3	Selected Expert Determination	50

	19.4	Choice of Law; Jurisdiction; Waiver of Jury Trial	51

	19.5	Assignment	51

	19.6	No Admissions	52

	19.7	Waivers and Amendments	52

	19.8	Counterparts	52

	19.9	Third-Party Beneficiaries	52

	19.10	Specific Performance	52

	19.11	Public Communications	53

	19.12	Headings	53

	19.13	Expenses	53

	19.14	Waiver of Consumer and Other Rights	53

iv

19.15	NSE Guaranty	54

19.16	MHR Guaranty	54

List of Exhibits:

Exhibit “A” – Schedule of Leases
Exhibit “A-1” – Excluded Assets
Exhibit “B” – Schedule of Wells
Exhibit “B-1” – Schedule of Equipment
Exhibit “C” – Allocated Values
Exhibit “D” – Conveyance
Exhibit “E” – Transition Services Agreement

List of Schedules:

Schedule 5.5 – Taxes
Schedule 5.6 – Material Contracts
Schedule 5.7 – Litigation
Schedule 5.9 – Notices
Schedule 5.11 – Good Faith Contests
Schedule 5.12 – Outstanding Obligations
Schedule 5.16 – Consents
Schedule 5.17 – Preferential Purchase Rights
Schedule 5.18 – P&A Wells
Schedule 5.19 – Environmental
Schedule 5.20 – Audits
Schedule 5.23 – Insurance
Schedule 10.5 – Suspense Accounts
Schedule 12.4 – Production Imbalances
v

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (“Agreement”), by and among SHALE HUNTER, LLC, a Delaware limited liability company (“Shale Hunter”), MAGNUM HUNTER RESOURCES CORPORATION, a Delaware corporation (“MHR”), MAGNUM HUNTER PRODUCTION, INC., a Kentucky corporation (“MHP”), and ENERGY HUNTER PARTNERS 2012-A DRILLING & PRODUCTION FUND, LTD., a Kentucky limited partnership (“EHP”), each of whose address is 777 Post Oak Boulevard, Suite 650, Houston, Texas 77056 (Shale Hunter, MHR, MHP and EHP being referred to collectively as “Seller”), and [____________], [Note to Draft:  Insert Pathfinder Onshore Energy Pty Ltd or the name of the Designee] a [_____] [Note to Draft:  Insert the jurisdiction where such party was incorporated, formed, etc.], whose address is [_____] [Note to Draft:  Insert the address of such party] (“Buyer”) (Buyer and Seller are sometimes referred to below individually as a “Party” or collectively as the “Parties”) and, for the limited purposes set forth herein, NEW STANDARD ENERGY LIMITED ACN 119 323 385, an Australian corporation, whose address is Level 2, 7 Ventnor Ave., West Perth, WA 6005 (“NSE”);

WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, the Assets (as defined below) on the terms and conditions set forth below;

NOW, THEREFORE, in consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Buyer and Seller agree as follows:

ARTICLE 1

1.	DEFINITIONS

1.1	Defined Terms – The following terms shall have the following meanings:

“actual knowledge” means, with respect to Seller, the actual conscious knowledge (excluding any imputed or implied knowledge of any kind) of any fact, circumstance or condition by H.C. “Kip” Ferguson – Executive Vice President of Exploration of MHR.

“Affiliate” or “Affiliates” means (i) with respect to Seller, any entity directly or indirectly Controlled by, under common Control with, or Controlling, such Seller, or (ii) with respect to Buyer, any entity directly or indirectly Controlled by, under common Control with, or Controlling, Buyer.

“Agreement” has the meaning set forth in the Preamble.

“Allocated Values” has the meaning set forth in Section 3.4.

“Asset” and “Assets” each has the meaning set forth in Article 2.

“Assumed Imbalances” has the meaning set forth in Section 12.4.

“Assumed Obligations” has the meaning set forth in Subsection 15.2.1.

“ASX” means ASX Limited ACN 008 624 691 or the stock market conducted by ASX Limited (as the context requires).

“ASX Application” has the meaning set forth in Section 13.5.

“ASX Listing Rules” means the listing rules of the ASX.

“Australian Accounting Standards” means (a) the accounting standards required under the Corporations Act, and (b) if no accounting standard applies under the Corporations Act in relation to an accounting practice, the standards acceptable to the Australian Accounting Standards Board (AASB) at the relevant time, including (i) Australian equivalents to IFRS (International Financial Reporting Standards), (ii) other authoritative pronouncements of the AASB, (iii) abstracts and interpretations issued by the AASB, and (iv) to the extent not inconsistent with any of these, any other accounting principles, standards, practices and methods of valuation generally accepted in Australia.

“Business Day” means any day, other than Saturday or Sunday, on which commercial banks are open for commercial business with the public in Houston, Texas or Sydney, Australia.

“Buyer” has the meaning set forth in the Preamble.

“Buyer Group” has the meaning set forth in Section 15.1.

“Cash Portion of the Purchase Price” means the sum of the Non-Peeler Ranch Cash Consideration and the Peeler Ranch Cash Consideration.

“Casualty Defect” has the meaning set forth in Article 16.

“Claim Notice” has the meaning set forth in Section 15.7.2.

“Claims” means a demand, claim, action or proceeding made or brought by or against a Person, however arising and whether present, unascertained, immediate, future or contingent.

“Closing” has the meaning set forth in Section 9.5.

“Closing Date” has the meaning set forth in Section 9.5.

“Closing Settlement Statement” has the meaning set forth in Section 9.4.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consents” has the meaning set forth in Section 8.1.

“Contracts” means all contract rights to the extent relating to the Interests, Wells, Equipment, Easements, Hydrocarbons, Surface Agreements or Permits, including, but not limited to, any operating agreements, joint venture agreements, unit agreements, orders and decisions of state and federal regulatory authorities establishing units, unit operating agreements, farmout agreements, processing agreements, transportation agreements, gathering and processing agreements, enhanced recovery and injection agreements, farm-in agreements, balancing agreements, options, drilling agreements, exploration agreements, area of mutual interest agreements, gas sales agreements, and assignments of operating rights, working interests, subleases and rights above or below certain footage depths or geological formations, to the extent the same are directly related to the Assets; provided, however, the term “Contract” shall not include any (a) Lease or (b) contract or agreement which contains a confidentiality or assignable restriction for which Seller cannot reasonably secure a waiver prior to Closing by the other party(ies) to such contract or agreement.

“Control” means the power to direct or cause the direction of the management and policies of a Person, whether through the ability to exercise voting power, by contract or otherwise; and “Controlled by” and “Controlling” have the meaning correlative thereto.

“Conveyances” means the one or more conveyances, assignments, deeds, and bills of sale, substantially in the forms set forth as Exhibit “D” attached hereto, conveying the Assets to Buyer in accordance with the terms of this Agreement, to be executed and delivered in accordance with the provisions of Section 9.6.2.

“Corporations Act” means the Australian Corporations Act 2001 (Cth).

“Current Tax Period” has the meaning set forth in Section 11.1.

“Deposit” has the meaning set forth in Section 3.2.

“DTPA” has the meaning set forth in Section 19.14.

“Easements” means rights-of-way, easements, permits, licenses, approvals, servitudes and franchises specifically acquired for, or used in connection with, operations for the exploration and production of oil, gas or other minerals on or from the Interests or otherwise in connection with the Wells, Equipment or Surface Agreements, including, without limitation, the rights to permits and licenses of any nature owned, held or operated in connection with said operations; provided, however, that the term “Easements” shall not include any Permit.

“Effective Time” means 7:00 am (Houston, Texas time) on December 1, 2013.

“EHP” has the meaning set forth in the Preamble.

“Environmental Laws” means any and all present and future laws, statutes, regulations, rules, orders, ordinances, codes, plans, requirements, criteria, standards, decrees, judgments, injunctions, notices, demand letters, permits, licenses or determinations issued, or promulgated by, any Governmental Authority now or hereafter in effect, and in each case as amended or supplemented from time to time, and any applicable administrative or judicial interpretation thereof, pertaining to (a) use, storage, emission, discharge, clean-up, release, or threatened release of pollutants, contaminants, NORM, chemicals, or industrial, toxic or hazardous substances (collectively, “Pollutants”) on or into the environment or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transportation or handling of Pollutants, (b) health, (c) the environment, or (d) wildlife or natural resources applicable to the Assets and in effect in or for the jurisdiction in which the Assets are located, including, without limitation, the Clean Air Act (Air Pollution Control Act), the Clean Water Act, the Federal Water Pollution Act, the Rivers and Harbors Act, the Safe Drinking Water Act, the National Environmental Policy Act of 1969 (NEPA), the Endangered Species Act, the Fish and Wildlife Conservation Act of 1980, the Fish and Wildlife Coordination Act (FWCA), the Oil Pollution Act, the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), the Superfund Amendments and Reauthorization Act of 1986 (SARA), the Resources Conservation and Recovery Act (RCRA), the Toxic Substance Control Act, the Emergency Planning and Community Right–to-Know Act, the Occupational, Safety and Health Act (OSHA), the Hazardous Materials Transportation Act, the Hazardous and Solid Waste Amendments of 1984 (HSWA), and any and all other applicable present and future federal, state and local laws, statutes, regulations, rules, orders, ordinances, codes, plans, requirements, criteria, standards, decrees, judgments, injunctions, notices, demand letters, permits, licenses or determinations whose purpose is to regulate Pollutants or to conserve or protect health, the environment, wildlife or natural resources as any of the foregoing are now existing or may hereafter be amended or interpreted.

“Equipment” has the meaning set forth in Section 2.3.

“Estimated Property Taxes” has the meaning set forth in Section 11.1.

“Excluded Assets” means any and all interests described on Exhibit “A-1”.

“Execution Date” means the date on which each Seller has executed this Agreement following the date Buyer and NSE execute this Agreement in accordance with the Option Agreement.

“Expert” has the meaning set forth in Section 19.3.

“Fundamental Representations” has the meaning set forth in Section 15.4.

“Governmental Authority” means any court or tribunal (including an arbitrator or arbitral panel) in any jurisdiction (domestic or foreign) or any federal, state, county, municipal or other governmental or quasi-governmental body, agency, authority, department, board, commission, bureau, official or other authority or instrumentality.

“Hydrocarbons” has the meaning set forth in Section 2.4.

“Indemnified Party” has the meaning set forth in Section 15.7.1.

“Indemnifying Party” has the meaning set forth in Section 15.7.1.

“Insolvency Event” means any of the following events:

(1)           NSE is dissolved (whether pursuant to Chapter 5A of the Corporations Act or otherwise);

(2)           a controller, liquidator, provisional liquidator, trustee or administrator is appointed in respect of NSE or any of its assets;

(3)           an application is made to a court (other than an application which is dismissed within 3 Business Days as being vexatious) or a meeting is convened, or a resolution is passed (or notice is given of such meeting or resolution) or a notice is issued or any other step is taken by any person for NSE to be wound up or dissolved or for the appointment of a liquidator, provisional liquidator, trustee or administrator to NSE or any of its assets;

(4)           without the consent of Seller, NSE:

(A)	resolves to enter into, or enters into, a scheme of arrangement, a deed of company arrangement or composition with its creditors or an assignment for their benefit;

(B)	proposes or is subject to a moratorium of its debts; or

(C)	takes proceedings or actions similar to those mentioned in this paragraph as a result of which NSE’s assets are, or are proposed to be, submitted to the control of its creditors;

(5)           NSE seeks or obtains protection from its creditors under any statute or any other Law;

(6)           NSE is unable to pay all of its debts as and when they become due and payable or is deemed to be insolvent under any provision of the Corporations Act or any statute or any other Law;

(7)           any attachment, distress, execution or other process is made or levied against any asset of NSE;

(8)           NSE ceases to carry on all or a substantial part of its business (or threatens to do so); or

(9)           an event occurs in relation to NSE which is analogous to anything referred to above or which has a substantially similar effect.

“Interests” has the meaning set forth in Section 2.1.

“Lands” has the meaning set forth in Section 2.1.

“Law” means any applicable statute, law, rule, regulation, ordinance, order, code, ruling, writ, injunction, decrees or official act of or by any Governmental Authority.

“Leases” has the meaning set forth in Section 2.1.

“Losses” means any and all liabilities (including civil fines), damages, losses, expenses, costs, fees, fines, penalties, sanctions and judgments (including fees and expenses of attorneys, technical experts and expert witnesses), in each case of every kind and character and whether known or unknown and whether arising or founded in law, equity, statute, contract, tort, strict liability or voluntary settlement.

“Material Adverse Effect” shall mean any result, consequence, condition or matter which (a) materially adversely affects the Assets, taken as a whole, or the ownership, operations, results of operations or the value of the Assets, taken as a whole (after taking into account, in each case, any insurance, condemnation award, indemnity and other recoveries payable in respect thereof) or (b) materially impairs, prevents or delays Seller’s ability to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement; provided that the following shall not be deemed to constitute a Material Adverse Effect: any effect resulting from (i) any change in economic, industry, financial, market or political conditions (whether general or regional in nature or limited to any area where any Assets are located), (ii) any change in Law, regulatory policy or accounting rules, except to the extent that such change in Law prohibits, severely restricts or significantly increases the cost of any currently used techniques for drilling, completion and fracking operations, (iii) entering into this Agreement or the announcement of the transactions contemplated by this Agreement, (iv) any matter, contract or agreement set forth on an exhibit or schedule hereto as of the date hereof or (v) any change arising in connection with any natural disasters, hostilities, acts of war, sabotage or terrorism.

“Material Contract” means any Contract that constitutes:

(1)           any agreement with any Affiliate of Seller pertaining to an Asset;

(2)           any agreement or contract for the sale, exchange, or other disposition of Hydrocarbons produced from or attributable to the Assets or for the purchase, sale, processing, transportation or other disposal of any Hydrocarbons produced from or attributable to the Assets, in each case that is not cancelable without penalty or other payment on not more than sixty (60) days prior written notice, other than terms of operating agreements or gas balancing agreements which permit an operator or other co-owner to take or market production of a non taking co-owner;

(3)           any agreement of or binding upon Seller to sell, lease, farmout, or otherwise dispose of any interest in any of the Assets after the Execution Date, other than non-consent penalties for nonparticipation in operations under operating agreements, or conventional rights of reassignment arising in connection with Seller’s surrender or release of any of the Assets;

(4)           any tax partnership agreement to which Seller is a party binding or affecting any of the Assets;

(5)           any agreement that creates any area of mutual interest or similar provision with respect to the Assets or contains any restrictions on the ability of Seller or its assigns to compete with any other Person that will be binding on Buyer as an assignee of the Assets;

(6)           any contract or agreement for the lease or rental to Seller of compressors which is not cancellable without penalty on sixty (60) days or less prior written notice;

(7)           any drilling contract, joint operating agreement, exploration agreement, fracturing agreement, development agreement, participation agreement or similar agreement to which Seller is a party;

(8)           any contract or agreement that contains any rights allowing a third party to participate in any sales or purchases of any of the Interests or any other material Asset that are triggered by or applicable to the transactions contemplated by this Agreement;

(9)           any contract or agreement that is an indenture, mortgage, loan, credit or sale-leaseback, guaranty of any obligation, bonds, letters of credit or similar financial instrument; and

(10)         except for (i) Interests, (ii) operating, unitization, pooling and communitization agreements and (iii) contracts and agreements of the nature described in clauses (1) through (9) above, any contract or agreement that (A) could reasonably be expected to result in aggregate revenues to Seller of more than One Million and No/100 Dollars ($1,000,000.00) during the current or any subsequent calendar year or (B) obligates Seller to make payments of more than One Million and No/100 Dollars ($1,000,000.00) during the current or any subsequent calendar year.

“Maximum Issuance” has the meaning set forth in Section 9.6.3.

“MHP” has the meaning set forth in the Preamble.

“MHR” has the meaning set forth in the Preamble.

“Non-Cash Portion of the Purchase Price” means the Shares issued in accordance with Section 9.6.3(b).

“Non-Peeler Ranch Cash Consideration” means Eleven Million Nine Hundred Ninety-Three Thousand Seven Hundred and No/100 Dollars ($11,993,700.00).

“NORM” means naturally occurring radioactive material.

“Notice Period” has the meaning set forth in Section 15.7.3.

“NSE” has the meaning set forth in the Preamble.

“NSE Material Adverse Condition” shall mean a condition having a material adverse effect on the financial condition, operations, business or prospects of NSE, other than any condition resulting from (i) any change in economic, industry, financial, market or political conditions, (ii) any change in law, regulatory policy or accounting rules, except to the extent that such change in law prohibits, severely restricts or significantly increases the cost to NSE of any currently used techniques for drilling, completion and fracking operations, (iii) entering into this Agreement or the announcement of the transactions contemplated by this Agreement, or (iv) any change arising in connection with any natural disasters, hostilities, acts of war, sabotage or terrorism.

“NSE Reports” has the meaning set forth in Section 6.2(m).

“Option Agreement” means that certain Option Agreement dated December 8, 2013, by and between Seller and Pathfinder Energy Pty Ltd.

“Party” and “Parties” each has the meaning set forth in the Preamble.

“Peeler Ranch 3H Well Interests” means the working interest and net revenue interest set forth in Part II of Exhibit “B” in the wellbore of the Peeler Ranch #3H, API 42-013-34582, as depicted on Exhibit “A” to that certain Wellbore Assignment dated effective August 21, 2012, executed by Shale Hunter, LLC, insofar and only insofar as such wellbore is located within the EagleFord-1 Formation (such formation being defined and identified for purposes hereof as the correlative interval from 10,294’ to 10,580’ as shown on the log of the EOG Resources, Inc. – Milton Unit, Well No. 1 (API No. 42-255-31608), such interests in such wellbore being the same interests conveyed by Shale Hunter to MHP and EHP pursuant to said Wellbore Assignment.

“Peeler Ranch Cash Consideration” means Three Million Six Thousand Three Hundred and No/100 Dollars ($3,006,300.00).

“Permits” has the meaning set forth in Section 2.6.

“Person” means any individual, partnership, joint venture, corporation, trust, limited liability company, unincorporated organization, government or department or agency thereof, or any other entity.

“Pipeline Imbalances” has the meaning set forth in Section 12.5.

“Pollutants” has the meaning set forth in the definition of Environmental Laws.

“Post-Closing Statement” has the meaning set forth in Section 10.4.

“Post-Closing Suspense Account Statement” has the meaning set forth in Section 10.5.

“Property Taxes” has the meaning set forth in Section 11.1.

“Purchase Price” collectively means the Cash Portion of the Purchase Price and Non-Cash Portion of the Purchase Price.

“Purchase Price Allocation” has the meaning set forth in Section 3.4.

“Records” has the meaning set forth in Section 2.9.

“Represented Imbalance” has the meaning set forth in Section 12.4.

“Retained Assets” has the meaning set forth in Section 2.10.

“Retained Interest” has the meaning set forth in Section 8.1.

“Seller” has the meaning set forth in the Preamble.

“Seller Group” has the meaning set forth in Section 15.1.

“Shale Hunter” has the meaning set forth in the Preamble.

“Shares” means ordinary shares in the capital of NSE.

“Surface Agreements” means any surface leases, surface use right or agreements or any similar rights, agreements or licenses relating to the Assets.

“Suspense Accounts” has the meaning set forth in Section 10.5.

“Taxes” means all federal, state, local and other taxes and similar levies, fees, charges and assessments imposed by a Governmental Authority, including without limitation, income, gross receipts, sales, use, transfer, business and occupation, franchise, profits, license, lease, services, service use, duties, excise, severance, production, stamp, occupation, ad valorem, real and personal property, withholding, payroll, and value added taxes, and any taxes of any Person under Treasury Regulations Section 1.1502-6 (or any corresponding provisions of state, local or foreign (non-United States) tax law), or as a transferee or successor, or by contract or otherwise, including any interest, penalties or additions to any tax with respect to any of the foregoing.

“Tax Deferred Exchange” has the meaning set forth in Article 14.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Transfer Taxes” has the meaning set forth in Section 11.3.

“Transition Services Agreement” means the transition services agreement, substantially in the form set forth as Exhibit “E” attached hereto.

“Wells” has the meaning set forth in Section 2.2.

1.2
References, Gender and Number, etc. – All references in this Agreement to an “Article,” “Section,” or “subsection” shall be to an Article, Section or subsection of this Agreement, unless the context requires otherwise.  Unless the context requires otherwise, the words “this Agreement,” “hereof,” “hereunder,” “herein,” “hereby,” or words of similar import shall refer to this Agreement as a whole and not to a particular Article, Section, subsection, clause or other subdivision hereof.  Whenever the context requires, the word used herein shall include the masculine, feminine and neuter gender, and the singular and the plural.  Money (including “$”, “USD” or “dollars”) is to United States currency.

ARTICLE 2

2.	PURCHASE AND SALE

Subject to the terms and conditions of this Agreement, Seller agrees to sell to Buyer, and Buyer agrees to buy from Seller, effective as of the Effective Time, for the consideration recited and subject to the terms and conditions set forth in this Agreement, all of Seller’s right, title and interest in and to the following (each individually referred to as an “Asset” and all collectively referred to as the “Assets”):

2.1
Interests - Except for the Excluded Assets and the Peeler Ranch 3H Well Interests, all of those certain oil, gas, and/or mineral leases, mineral fee interests, reversionary interests, carried interests, other fee interests, royalty interests, overriding royalty interests, net profits interests and other leasehold interests, working interests and net revenue interests specifically described in Exhibit “A” attached hereto (“Leases”), together with all other rights, titles and interests of Seller in the Leases and any other lands or interests covered thereby, associated therewith or pooled, unitized or communitized therewith (the “Lands”), including, without limitation, all working interests, royalty interests, overriding royalty interests, net profits interests, production payments, mineral interests, forced pooled interests, and interests acquired under contracts or otherwise in the Lands covered by the Leases, and any other lands or interests pooled, unitized or communitized therewith, provided, however, that all of the foregoing are subject to the limitations, if any, described in the Leases listed on said Exhibit “A” (the Leases and the Lands and other interests described above are collectively referred to herein as the “Interests”).

2.2
Wells - Except for the Excluded Assets, (a) the Peeler Ranch 3H Well Interests and (b) all of the oil and gas wells, salt water disposal wells, injection wells and other wells and wellbores located on or attributable to the Interests or on lands pooled or unitized with any portion thereof, or on lands located within any governmental drilling or spacing unit which includes any portion thereof, or on portions thereof associated with proved undeveloped reserves whether producing, in progress, plugged or unplugged, shut-in or permanently or temporarily abandoned, including but not limited to the wells identified in Part I of Exhibit “B” (the “Wells”).

2.3
Equipment - All of Seller’s right, title and interest in all personal property, fixtures and improvements and facilities, spare parts and inventory (insofar as the same are located on the Interests), equipment, pipelines, pipeline laterals, well pads, tank batteries, well heads, treating equipment, compressors, power lines, casing, tubing, pumps, motors, gauges, valves, heaters, treaters, or other equipment of any kind, appurtenant to the Interests or Wells or used or held for use in connection with the ownership or operation of the Interests or Wells or the production, treatment, transportation, storage, sale or disposal of Hydrocarbons, including, but not limited to, (a) facilities, plants, treating and processing systems, casing, pipelines and gathering systems and (b) those items described on Exhibit “B-1” (collectively, the “Equipment”).

2.4
Production - All of the oil, natural gas, condensate, casinghead gas, products, or other minerals (“Hydrocarbons”), attributable or allocable to the Interests or Wells (i) from and after the Effective Time, or (ii) which are in storage as of the Effective Time, (iii) with regard to any over-produced or under-produced volumes of Seller attributable to the Assumed Imbalances and Pipeline Imbalances or (iv) make-up rights with respect to take or pay payments.

2.5	Easements and Surface Agreements - All the Easements and the Surface Agreements.

2.6
Contract Rights and Permits - All of Seller’s right, title and interest in the Contracts and, to the extent assignable, all environmental and other governmental (whether federal, state or local) permits, licenses, orders, authorizations, franchises and related instruments or rights relating exclusively to the ownership, operation or use of the Interests, Wells, Equipment, Hydrocarbons, Easements and Surface Agreements (the “Permits”).

2.7
Receivables; Security Interests - All (i) trade credits, accounts receivable, notes receivable, take-or-pay amounts receivable, and other receivables and general intangibles, attributable to the Assets with respect to periods of time from and after the Effective Time; and (ii) liens and security interests in favor of Seller or its Affiliates, whether choate or inchoate, under any Law or Contract to the extent arising from, or relating to, the ownership, operation, or sale or other disposition on or after the Effective Time of any of the Assets or to the extent arising in favor of Seller as to the operator or non-operator of any of the Interests or Wells on or after the Effective Time.

2.8
Audit Rights - All rights of Seller arising under any Contract to audit the records of any Person and to receive refunds or payments of any nature, and all amounts of money relating thereto, whether on or after the Effective Time, but only to the extent relating to the Assets and any other obligations assumed by Buyer pursuant to this Agreement.

2.9
Files and Records - All of the files, records and data relating to the items and interests described in Sections 2.1 through 2.8 above including, without limitation, land and lease files, well files, title records including abstracts of title, title opinions, title insurance reports/policies, property ownership reports, division order and right-of-way files, prospect information, contracts, production records, all logs including electric logs, core data, pressure data and decline curves and graphical production curves, operational records, technical records, production and processing records, and contract files, and all related materials, in each case in the possession of Seller, less and except all privileged legal files and records (other than title opinions, related documents and legal files and records included in, or are part of, the above referenced files and records) including, but not limited to, those files and records described in Section 2.10(e) as Retained Assets, Seller’s federal or state income, franchise or margin Tax files and records, employee files, reserve evaluation information or economic projections (other than reserve evaluation or economic projection materials and files previously made available to Buyer), competing bids, proprietary data, information and data under contractual restrictions on assignment, privileged information, intellectual property or seismic, geophysical or other similar information or data (collectively, the “Records”).  If it is determined that Seller is in possession of any seismic, geophysical, geological or other similar information or data relating to or covering the Assets which is licensed from a third party, Seller agrees that, if requested to do so by Buyer, it will work in good faith with Buyer to use Seller’s commercially reasonable efforts to assist Buyer in its efforts to obtain a license to such data in accordance with the terms and conditions of Seller’s existing license agreements(s) which pertain to such data.

2.10	Retained Assets- Notwithstanding anything to the contrary in Sections 2.1 through 2.9 or elsewhere herein, the Assets do not include the following (the “Retained Assets”):

(a)
All claims of Seller (i) arising from acts, omissions or events related to, or damage to or destruction of, the Assets, occurring prior to the Effective Time, (ii) arising under or with respect to any of the Contracts that are attributable to periods of time prior to the Effective Time (including claims for adjustments or refunds), or (iii) with respect to any of the Retained Assets, copies of all Records necessary to process such claims after the Closing;

(b)
All rights and interest of Seller (i) under any policy or agreement of insurance or indemnity, (ii) under any bond or (iii) to any insurance or condemnation proceeds or awards arising, in each case, from acts, omissions or events related to, or damage to or destruction of, the Assets occurring prior to the Effective Time;

(c)
All claims of Seller for refunds or loss carry forwards with respect to (i) production, severance, excise or any other similar Taxes or real or personal property or ad valorem taxes attributable to the Assets for any period prior to the Effective Time, (ii) any other Taxes including income or franchise Taxes or (iii) any Taxes attributable to the Retained Assets;

(d)
All proceeds, income, revenues, claims, refunds or other benefits (including any benefit attributable to any current or future Laws in respect of “royalty relief” or other similar measures) not otherwise enumerated above, prior to the Effective Time as well as any security or other deposits made, attributable to (i) the Assets for any period prior to the Effective Time or (ii) any Retained Assets;

(e)	All documents and instruments of Seller relating to the Assets that may be protected by an attorney client privilege;

(f)	All royalty overpayment amounts and/or future deductions as royalty offsets associated with the Assets as of the Effective Time;

(g)	Receivables and security interests as set forth under Section 2.7 prior to the Effective Time;

(h)
Audit rights arising under any of the Contracts or otherwise with respect to any period prior to the Effective Time to the extent relating to any Retained Assets (including, for the avoidance of doubt, the claims described in clause (a) of this Section 2.10);

(i)	All surface rights not associated with or used or to be used in conjunction with the Assets and which are not covered by the Surface Agreements; and

(j)	For the avoidance of doubt, the Excluded Assets.

ARTICLE 3

3.	PURCHASE PRICE AND ALLOCATION

3.1
Purchase Price - At the Closing, Buyer agrees to pay or deliver, respectively, (a) the combination of the Non-Peeler Ranch Cash Consideration and Non-Cash Portion of the Purchase Price for that portion of the Assets that do not comprise the Peeler Ranch 3H Well Interests and (b) the Peeler Ranch Cash Consideration for the Peeler Ranch 3H Well Interests.  The Cash Portion of the Purchase Price shall be paid to Seller by direct bank deposit or wire transfer in same day funds at the Closing, subject only to the price adjustments set forth in this Agreement.

3.2
Performance Deposit and Payment - As evidence of good faith, Buyer has deposited with Seller, by direct bank deposit or wire transfer in same day funds, a performance deposit equal to five percent (5%) of the Purchase Price (One Million Two Hundred and Twenty Five Thousand Dollars ($1,225,000)) (the “Deposit”), which Deposit shall be non-interest bearing and non-refundable except as provided herein.  In the event the Closing occurs, the Deposit shall be applied to the Non-Peeler Ranch Cash Consideration to be paid at Closing, subject to the other adjustments thereto as set forth in this Agreement.  If Closing does not occur and the Agreement is terminated, then the Deposit shall be retained by Seller or paid to Buyer, as provided in Article 18 below.

3.3
Adjustments to the Cash Portion of the Purchase Price - The Peeler Ranch Cash Consideration with respect to the Peeler Ranch 3H Well Interests and the Non-Peeler Ranch Cash Consideration with respect to all other Assets shall each be adjusted (as applicable) as follows:

(a)
Upward Adjustments. - The Peeler Ranch Cash Consideration with respect to the Peeler Ranch 3H Well Interests and the Non-Peeler Ranch Cash Consideration with respect to all other Assets shall each be adjusted (as applicable) upward for the following, without duplication:

(i)
all production expenses, operating expenses, operated and non-operated overhead charges and capital expenditures, and, in addition, all other costs under applicable operating agreements, and production, severance or excise Taxes, paid or incurred by Seller (excluding such expenses, charges or expenditures paid out of the proceeds of Hydrocarbons produced and saved from and after the Effective Time) in connection with the ownership and operation of the Assets attributable to the periods from and after the Effective Time (including, without limitation, royalties and production, severance or excise Taxes attributable to Hydrocarbons produced and saved from and after the Effective Time, and pre-paid charges);

(ii)
all proceeds attributable to the sale of Hydrocarbons from the Assets and all other income and benefits received by Buyer attributable to production, ownership and operation of the Assets prior to the Effective Time, less applicable production, severance or excise Taxes, royalties and similar burdens;

(iii)
to the extent the Assumed Imbalances reflect an underbalanced (or under-produced or under-received balance) position of Seller as of the Effective Time regarding the Assets, all adjustments regarding such under balanced Assumed Imbalances in accordance with the provisions of Section 12.4;

(iv)	all adjustments for oil in storage above the pipeline connection, as provided in Section 12.1;

(v)	adjustments for over-delivered Pipeline Imbalances (volumes owed to Seller) as provided in Section 12.5;

(vi)
without duplication of any other amounts set forth in this Section 3.3(a), the amount of all production, severance, excise or real or personal property or ad valorem Taxes, if any, allocated to Buyer in accordance with this Agreement but paid or to be paid by Seller (excluding such Taxes paid by Seller out of the proceeds of Hydrocarbons produced and saved from and after the Effective Time); and

(vii)	any other upward adjustments to the Cash Portion of the Purchase Price specified in this Agreement.

(b)
Downward Adjustments. - The Peeler Ranch Cash Consideration with respect to the Peeler Ranch 3H Well Interests and the Non-Peeler Ranch Cash Consideration with respect to all other Assets shall each be adjusted (as applicable) downward for the following, without duplication:

(i)
except as otherwise provided in this Agreement, all production expenses, operating expenses, operated and non-operated overhead charges and other costs under applicable operating agreements and other expenses, costs and charges paid or incurred by Buyer in connection with the Assets and attributable to periods prior to the Effective Time, including, without limitation, production, severance or excise Taxes, capital expenses and other costs;

(ii)
all proceeds attributable to the sale of Hydrocarbons and all other income and benefits received by Seller and attributable to the production, operation or ownership of the Assets on or after the Effective Time;

(iii)	all adjustments regarding Casualty Defects, in accordance with the provisions of Article 16;

(iv)
to the extent the Assumed Imbalances reflect an overbalanced (or over-produced or over-received balance) position of Seller as of the Effective Time regarding the Assets, all adjustments regarding such overbalanced Assumed Imbalances, in accordance with the provisions of Section 12.4;

(v)	adjustments for under-delivered Pipeline Imbalances (volumes owed by Seller), as provided in Section 12.5;

(vi)	an amount equal to the balance of the Suspense Accounts as of the Closing, as contemplated in Section 10.5;

(vii)
production, severance, excise or real or personal property or ad valorem Taxes attributable to ownership prior to the Effective Time that are allocated to Seller in accordance with this Agreement but paid or to be paid by Buyer; and

(viii)	any other downward adjustments to the Cash Portion of the Purchase Price specified in this Agreement.

3.4
Allocation of Purchase Price - Seller and Buyer agree that the Purchase Price shall be allocated among the Assets as set forth on Exhibit “C” (the “Allocated Values”) for the purpose of handling those instances for which the Cash Portion of the Purchase Price is to be adjusted on account of a Casualty Defect pursuant to Article 16.  Seller and Buyer also agree that for the purpose of making the requisite filings under Section 1060 of the Code and the Treasury regulations thereunder, the Purchase Price and any liabilities assumed by Buyer under this Agreement shall be allocated among the Assets, consistent with the Allocated Values set forth on Exhibit “C” (the “Purchase Price Allocation”).  Seller and Buyer each agree to report, and to cause their respective Affiliates to report, the federal, state and local income and other Tax consequences of the transactions contemplated herein, and in particular to report the information required by Section 1060(b) of the Code, and to jointly prepare Form 8594 (Asset Acquisition Statement under Section 1060) consistent with the Purchase Price Allocation as revised to take into account subsequent adjustments to the Cash Portion of the Purchase Price, including any adjustments pursuant to Section 3.3, and shall not take any position inconsistent therewith upon examination of any Tax return, in any refund claim, in any litigation, investigation or otherwise, unless required to do so by applicable Law after notice to and discussions with the other Party, or with such other Party’s prior consent; provided, however, that nothing herein shall prevent a Party from settling any proposed deficiency or adjustment by any Governmental Authority based on the purchase price allocation agreed to by the Parties pursuant to this Section 3.4, and no Party will be required to litigate any proposed adjustment by any Governmental Authority challenging such purchase price allocation.  Buyer shall prepare a draft of the Form 8594 and provide such draft to Seller at least sixty (60) days prior to the Form 8594 filing due date so that Seller may review and comment prior to the Parties’ filing of the Form 8594.

ARTICLE 4

4.	DISCLAIMERS; GOVERNMENTAL REVIEWS

4.1	Disclaimer - Buyer specifically understands and acknowledges the following:

4.1.1
Title - Title to the Assets shall be transferred and conveyed to Buyer at Closing with a “by, through and under” warranty of title through Closing, and shall otherwise be conveyed in accordance with the terms of this Agreement and the Conveyances.

4.1.2
Disclaimer of Warranty - EXCEPT AS OTHERWISE SET FORTH IN THIS AGREEMENT, OR IN THE CONVEYANCES, SELLER EXPRESSLY DISCLAIMS AND NEGATES ANY REPRESENTATION, COVENANT OR WARRANTY, EXPRESS OR IMPLIED, AT COMMON LAW, BY STATUTE OR OTHERWISE, RELATING TO THE CONDITION OF THE ASSETS AND ANY PERSONAL PROPERTY, EQUIPMENT, FIXTURES AND ITEMS OF MOVABLE PROPERTY COMPRISING ANY PART OF THE ASSETS INCLUDING (i) ANY IMPLIED OR EXPRESS WARRANTY OF FITNESS FOR ANY PARTICULAR PURPOSE OR WARRANTY OF MERCHANTABILITY; (ii) ANY IMPLIED OR EXPRESS WARRANTY OF CONFORMITY TO MODELS OR SAMPLES OF MATERIALS; (iii) ANY RIGHTS OF BUYER UNDER APPLICABLE STATUTES TO CLAIM DIMINUTION OF CONSIDERATION OR RETURN OF THE PURCHASE PRICE; (iv) ANY CLAIM BY BUYER FOR DAMAGES BECAUSE OF DEFECTS OR OTHER VICES, WHETHER KNOWN OR UNKNOWN; (v) ANY IMPLIED OR EXPRESS WARRANTY REGARDING ENVIRONMENTAL LAWS, THE RELEASE OF MATERIALS INTO THE ENVIRONMENT INCLUDING, WITHOUT LIMITATION, NORM OR ASBESTOS, OR PROTECTION OF THE ENVIRONMENT OR HEALTH; OR (vi) ANY IMPLIED OR EXPRESS WARRANTY REGARDING TITLE TO ANY OF THE ASSETS, EXCEPT FOR THE SPECIAL WARRANTY OF TITLE PROVIDED IN THE CONVEYANCES. IT IS THE EXPRESS INTENTION OF BUYER AND SELLER THAT, EXCEPT AS OTHERWISE SET FORTH IN THIS AGREEMENT, OR IN THE CONVEYANCES, THE PERSONAL PROPERTY, EQUIPMENT, FIXTURES AND ITEMS AND THE CONDITION OF THE ASSETS ARE BEING CONVEYED TO BUYER “AS IS, WHERE IS,” WITH ALL FAULTS, AND IN THEIR PRESENT CONDITION AND STATE OF REPAIR.  BUYER REPRESENTS TO SELLER THAT AS OF CLOSING BUYER AND/OR ITS REPRESENTATIVES WILL HAVE BEEN GIVEN ALL ACCESS TO THE ASSETS THAT BUYER REASONABLY REQUIRES TO MAKE INSPECTIONS, IT BEING UNDERSTOOD THAT SUCH INSPECTIONS SHALL NOT IMPAIR OR OTHERWISE AFFECT THE VALIDITY OF SELLER’S REPRESENTATIONS AND WARRANTIES OR SELLER’S INDEMNITY OBLIGATIONS SET FORTH IN THIS AGREEMENT OR IN THE CONVEYANCES.

4.1.3
Additional Disclaimer - EXCEPT AS OTHERWISE SET FORTH IN THIS AGREEMENT OR IN THE CONVEYANCES, SELLER HEREBY EXPRESSLY NEGATES AND DISCLAIMS, AND BUYER HEREBY WAIVES AND ACKNOWLEDGES THAT SELLER HAS NOT MADE, ANY WARRANTY, REPRESENTATION OR COVENANT, EXPRESS OR IMPLIED, AS TO THE ACCURACY OR COMPLETENESS OR MATERIALITY OF ANY FILES, RECORDS, DATA, INFORMATION, OR MATERIALS (WRITTEN OR ORAL) HERETOFORE OR HEREAFTER FURNISHED TO BUYER IN CONNECTION WITH THE ASSETS, OR AS TO THE QUALITY OR QUANTITY OF HYDROCARBON RESERVES (IF ANY) ATTRIBUTABLE TO THE ASSETS OR THE ABILITY OF THE ASSETS TO PRODUCE HYDROCARBONS.  ANY AND ALL SUCH FILES, RECORDS, DATA, INFORMATION, AND OTHER MATERIALS FURNISHED BY SELLER ARE PROVIDED TO BUYER AS A CONVENIENCE AND ACCOMMODATION, AND ANY RELIANCE ON OR USE OF THE SAME SHALL BE AT BUYER’S SOLE RISK.

4.2
Governmental Reviews - Seller and Buyer shall each in a timely manner make (or cause its applicable Affiliate to make) (i) all required filings (if any), including filings required under the Hart-Scott-Rodino Act (if any), and prepare applications to and conduct negotiations with, each Governmental Authority as to which such filings, applications or negotiations are necessary or appropriate in the consummation of the transaction contemplated hereby and (ii) provide such information as the other may reasonably request in order to make such filings, prepare such applications and conduct such negotiations.  Each Party shall cooperate with and use all commercially reasonable efforts to assist the other with respect to such filings, applications and negotiations.  Buyer shall bear the cost of all filing or application fees payable to any Governmental Authority with respect to the transaction contemplated by this Agreement, regardless of whether Buyer, Seller, or any Affiliate of any of them is required to make the payment.

ARTICLE 5

5.	SELLER’S REPRESENTATIONS AND WARRANTIES

Each Seller represents and warrants to Buyer, as to itself and the Assets it owns or holds and as of the date hereof, as follows:

5.1
Existence - It is an entity duly formed or incorporated (as the case may be) and validly existing and in good standing under the laws of its state of formation or incorporation (as the case may be), and is duly qualified to own and operate the Assets in each jurisdiction in which the Assets are located.

5.2
Authority, Binding Obligations - The execution and delivery of this Agreement by Seller and all agreements and documents contemplated hereby to be executed by Seller, and the consummation by Seller of the transactions contemplated hereby and thereby, have been duly authorized by Seller and no other actions on the part of Seller are required to authorize this Agreement and the transactions contemplated hereby.  The execution and delivery of this Agreement by Seller do not, and the performance of Seller’s obligations (a) hereunder will not, as of the date hereof and as of the Closing, and (b) under the documents contemplated hereby to be executed by Seller including the Conveyances will not, as of Closing, in each case (i) violate, or be in conflict with, any material provision of Seller’s governing documents or any judgment, decree, order, statute, rule or regulation applicable to Seller or (ii) except with respect to any waivers, consents to assign, approvals and other rights set forth on Schedule 5.16, materially violate, or be in conflict in any material respect with, any provision of any agreement or instrument to which Seller is bound.  This Agreement, and all documents and instruments contemplated hereby to be executed by Seller, constitute legal, valid and binding obligations of Seller enforceable against Seller in accordance with their respective terms, subject to all applicable bankruptcy and other similar Laws of general application with respect to creditors.

5.3
Violations - Seller (and, to the actual knowledge of Seller, the operator of any Asset that is not operated by Seller) has not materially violated any Laws applicable to any of the Assets or to the ownership or operation thereof.  None of the Assets Seller operates (and, to the actual knowledge of Seller, none of the Assets operated by a third party) is in material violation of any Laws.

5.4
Payment of Royalties - All royalties and in-lieu royalties with respect to the Assets which (a) Seller, in its capacity as operator, is required to pay and (b) accrued or are attributable to the period prior to the Effective Time, have been properly and fully paid, or are included within the Suspense Accounts pursuant to Section 10.5.  To the actual knowledge of Seller, all royalties and in-lieu royalties with respect to the Assets which (i) a third-party operator is required to pay and (ii) accrued or are attributable to the period prior to the Effective Time, have been properly and fully paid.

5.5
Taxes - Except as disclosed on Schedule 5.5, (i) all material Tax Returns required to be filed by Seller with respect to the Assets have been timely filed, (ii) all ad valorem, property, production, severance and similar Taxes payable by Seller as operator (or, to the actual knowledge of Seller, by a third party as operator) of and with respect to the Assets that are due based on or measured by the ownership of any Assets, the production or removal of Hydrocarbons therefrom or the receipt of proceeds therefrom have been properly and timely paid, (iii) with respect to the Assets operated by Seller (or, to the actual knowledge of Seller, operated by a third party), there are no liens on such Assets that arose in connection with any failure (or alleged failure) to pay any Tax, (iv) with respect to the Assets operated by Seller (or, to the actual knowledge of Seller, operated by a third party), there are no claims pending or threatened by any Governmental Authority in connection with any Taxes that would adversely affect such Assets after Closing in any material respect, (v) with respect to the Assets operated by Seller (or, to the actual knowledge of Seller, operated by a third party), there are no Tax audits currently pending that would adversely affect such Assets after Closing in any material respect, (vi) with respect to the Assets operated by Seller (or, to the actual knowledge of Seller, operated by a third party), there are not currently in effect any extension or waiver of any statute of limitations of any jurisdiction regarding the assessment or collection of any Tax pending that would adversely affect such Assets after Closing in any material respect; and (vii) Seller is not a “foreign person” within the meaning of Section 1445 of the Code.

5.6	Contracts - As of the Execution Date,

(a)
Schedule 5.6 sets forth a list of all Material Contracts that exist in relation to the Assets and true and complete copies of all such Material Contracts, and all amendments thereto, have been provided to Buyer;

(b)	Seller has not received written notice of its default under any of the Material Contracts (which default has not been cured or otherwise resolved);

(c)	to the actual knowledge of Seller, the Material Contracts are in full force and effect; and

(d)	Seller has not received written notices of the exercise of any premature termination, price redetermination, market-out, or curtailment of any Material Contract.

Seller is not in material breach of any Material Contract and, to the actual knowledge of Seller no counterparty to any such Contract is in breach thereof as of the Execution Date and there does not exist under any provision thereof, to the actual knowledge of Seller, any event that, with the giving of notice or the lapse of time or both, would constitute such a breach by any Person, except for such breaches which are not reasonably expected by Seller to have a Material Adverse Effect.

5.7
Litigation and Claims - Except as set forth on Schedule 5.7, Seller has received no written notice of any pending suit, action, demand, proceeding, lawsuit or other litigation with respect to Seller or any of the Assets that could reasonably be expected to adversely affect the ownership, operation or value of the Assets in any material respect, and, to the actual knowledge of Seller, no suit, action, demand, proceeding, lawsuit or other litigation is pending or threatened against Seller or any of the Assets that could reasonably be expected to adversely affect the ownership, operation or value of the Assets in any material respect.

5.8
Sale Contracts - Except as set forth on Schedule 5.17 and except for (a) Contracts governing the sale of Hydrocarbons in the ordinary course terminable upon not more than sixty (60) days’ notice without penalty or liability, or (b) the disposition in the ordinary course of equipment no longer suitable for oil and gas field operations, there are no Material Contracts or options outstanding, in each case to which Seller is a party, for the sale, exchange or transfer of Seller’s interest in the Assets or any portion thereof.

5.9
Notices - Except as set forth on Schedule 5.9, Seller has not received written notice, which has not heretofore been complied with, in all material respects, of any material violation of laws, rules or regulations (federal, state and local) issued with respect to the Assets.

5.10
Take-or-Pay - Seller is not obligated, under a take-or-pay or similar arrangement to which Seller is a party, to allow Hydrocarbons to be sold, without receiving full payments at the time of delivery in an amount that corresponds to the net revenue interest in the Hydrocarbons attributable to any Well, unit or Lease described in Exhibits “A” or “B” (other than with regard to certain obligations relative to Assumed Imbalances or Pipeline Imbalances, as contemplated under Sections 12.4 and 12.5, respectively).

5.11
Timely Payment - To the actual knowledge of Seller, as of the Execution Date, Seller has paid its share of all costs payable by it under the Leases and the Contracts, as notified and billed to Seller by the operator of record of the Assets, except those being contested in good faith.  All such contests are set forth on Schedule 5.11.

5.12
Outstanding Obligations - Except as otherwise described in Schedule 5.12, as of the Execution Date, there are no (a) outstanding authorizations for expenditures issued by Seller with respect to those Assets Seller operates (or, with respect to those Assets operated by a third party, to the actual knowledge of Seller, by such third-party operator) in excess of One Hundred Thousand Dollars ($100,000), net to Seller’s interest, or (b) other written commitments or proposals issued by Seller (or, to the actual knowledge of Seller, by a third-party operator of the Assets Seller does not operate) to conduct operations on the Assets on or after the Execution Date in excess of One Hundred Thousand Dollars ($100,000), net to Seller’s interest.  With respect to all capital projects operated by Seller (or, to the actual knowledge of Seller, operated by a third party), Schedule 5.12 sets forth all capital projects as of the Execution Date related to the Assets that are in progress and in excess of One Hundred Thousand Dollars ($100,000).

5.13
Brokers - Seller has incurred no liability, contingent or otherwise, for broker’s or finder’s fees in respect of this Agreement or the transaction contemplated hereby for which Buyer shall have any responsibility whatsoever.

5.14	Bankruptcy - There are no bankruptcy, reorganization or arrangement proceedings pending, being contemplated by, or to the actual knowledge of Seller, threatened against Seller.

5.15
No Violation of Covenants - Upon Closing, the transfer of the Assets to Buyer will not violate any covenants or restrictions imposed on Seller by any bank or other financial institution in connection with a mortgage or other instrument, and will not result in the creation or imposition by or on account of Seller of a lien on any portion of the Assets.

5.16
Consents - Except as set forth on Schedule 5.16, to the actual knowledge of Seller, there are no waivers, consents to assign, approvals or similar rights required in connection with the conveyance of the Assets from Seller to Buyer.

5.17
Preferential Purchase Rights - Except as set forth on Schedule 5.17, there are no options, rights of first refusal, or similar preferential purchase rights burdening any of the Assets which are applicable to and triggered by the transactions contemplated herein.

5.18
Wells - All Wells drilled by Seller (or, to the actual knowledge of Seller, all Wells drilled by a third-party operator) have been, in all material respects, drilled, completed, and operated in compliance with the Leases and all applicable Laws.  Except as set forth on Schedule 5.18, no Wells that are operated by Seller (or, to the actual knowledge of Seller, operated by a third party) are currently required to be plugged and abandoned by law, regulation or contract, or are subject to an exception to a requirement to plug and abandon issued by a regulatory authority.  Schedule 5.18 sets forth all Wells operated by Seller (or, to the actual knowledge of Seller, operated by a third party) which have been permanently abandoned and all such Wells were abandoned by Seller acting as operator of such Wells (or, to the actual knowledge of Seller, by a third party acting as operator of such Wells) in accordance in all material respects with applicable Laws and the Contracts.

5.19
Environmental - Except as set forth in Schedule 5.19, (i) all Wells and all operations conducted by or on behalf of Seller in connection with the Wells are in material compliance with all applicable Environmental Laws and orders or directives of any Governmental Authority having jurisdiction under such Environmental Laws, including any Environmental Laws or orders or directives with respect to any cleanup or remediation of any release or threat of release of any industrial, hazardous or similar substances and no amounts are required to be paid with respect to any fact, matter or circumstance arising prior to the Closing Date in order to comply with any such applicable Environmental Laws (provided however that where such Wells have been drilled by a third-party operator the preceding paragraph is qualified by reference to Seller’s actual knowledge); and (ii) neither Seller nor, to Seller’s actual knowledge, any relevant third-party operator with respect to any Asset, has received any citation, directive, letter or other written communication, or any written notice of any Claim from any Person arising out of the ownership or operation of any of the Assets or the conduct of operations thereon, in each case which asserts any violation of applicable Environmental Laws, and Seller does not have actual knowledge of any basis therefor.  To the actual knowledge of Seller, all Equipment complies with all Environmental Laws in all material respects in order to operate the Assets.  Notwithstanding anything to the contrary contained in this Agreement, all representations and warranties made or given by Seller in this Agreement with respect to environmental matters or compliance with Environmental Laws are solely and exclusively set forth in this Section 5.19, and all other representations and warranties made or given by Seller in this Agreement shall not be construed to include environmental matters or compliance with Environmental Laws.

5.20
Audits - Except as provided on Schedule 5.20, there are no audits currently being conducted by Seller of the joint account of any Wells or under any operating agreements related to the Assets, nor are any such audits by Seller related to the Assets currently, to Seller’s actual knowledge, planned.

5.21	Sufficiency of Assets - No Assets are owned by any Affiliate of Seller that are not being conveyed pursuant to this Agreement.

5.22	Permits -

(a)           With respect to the Assets for which Seller is the operator: (i) Seller has acquired all necessary permits from appropriate Governmental Authorities to conduct operations on the Assets in material compliance with all Laws; (ii) all such permits are in full force and effect and no action, claim or proceeding is pending, nor to the actual knowledge of Seller, threatened, to suspend, revoke or terminate any such permit or declare any such permit invalid; (iii) Seller is in material compliance in all material respects with all such permits; (iv) there are no material violations of any such permit that would (or could with notice or lapse of time) result in the termination of such permit; and (v) the transactions contemplated by this Agreement will not adversely affect the validity of any such permit or cause a cancellation of or otherwise adversely affect such permit in any material respect.

(b)           With respect to the Assets for which Seller is not the operator, to the actual knowledge of Seller: (i) the operator of such Assets has acquired all necessary permits from appropriate Governmental Authorities to conduct operations on such Assets in material compliance with all Laws; (ii) all such permits are in full force and effect and no action, claim or proceeding is pending or threatened, to suspend, revoke or terminate any such permit or declare any such permit invalid; (iii) the operator of such Assets is in material compliance in all material respects with all such permits; (iv) there are no material violations of any such permit that would (or could with notice or lapse of time) result in the termination of such permit; and (v) the transactions contemplated by this Agreement will not adversely affect the validity of any such permit or cause a cancellation of or otherwise adversely affect such permit in any material respect.

5.23
Insurances - All material insurances in place in relation to the Assets as of the Execution Date are described on Schedule 5.23, and, to the actual knowledge of Seller, (a) such insurances are in full force and effect, (b) no Claims exist nor are pending as against any such insurances as of the Execution Date with respect to the Assets and (c) Seller has not taken or failed to take any material act with respect to, and no other act or omission has occurred on, the Assets that Seller reasonably believes will be likely to invalidate or materially lessen the coverage available under such insurances.

5.24
US Notes - Neither the entry into this Agreement by Seller nor the performance of Seller’s obligations under it (including the consummation of the transactions contemplated herein) results or will result in any breach of the Indenture dated 16 May 2012, as supplemented, concerning certain 9.750% Senior Notes of MHR (in respect of which Indenture one or more entities constituting Seller are guarantors), and in particular, for the purposes of Section 4.07(a)(2)(E) of that Indenture the aggregate of (a) the value of the Non-Cash Portion of the Purchase Price, and (b) the total value of all other non-cash asset sales made by Seller Group subsequent to the date of the Indenture, does not exceed 10% of the Adjusted Consolidated Net Tangible Assets (as defined in such Indenture).

5.25
Lease Conditions - To the actual knowledge of Seller, with respect to each of the Leases in respect of the Peeler Ranch (being the Leases designated as 900-002 and 900-003 in Exhibit A to this Agreement), (a) Seller has at all material times during the period that Seller has been a lessee under those Leases complied in all material respects with, and is presently in compliance in all material respects with, all continuous drilling obligations set forth in Section 11 of Exhibit A of such Leases and (b) Seller has not received any written notice from any lessor under either such Lease that such Lease is subject to termination for breach of such continuous drilling obligations.

ARTICLE 6

6.	BUYER’S AND NSE’S REPRESENTATIONS AND WARRANTIES

6.1	Buyer’s Representations and Warranties - Buyer represents and warrants to Seller, as of the date hereof, as follows:

(a)           Information - Buyer represents that it is a sophisticated purchaser, knowledgeable in the evaluation of oil and gas properties and has performed due diligence on the Assets and performed all necessary tasks involved in evaluating the Assets, to Buyer’s complete satisfaction.    SUBJECT TO THE OTHER TERMS OF THIS AGREEMENT, BUYER REPRESENTS AND WARRANTS THAT ON THE CLOSING, BUYER WILL ACCEPT THE ASSETS AT CLOSING IN THEIR PRESENT CONDITION, “AS IS AND WHERE IS AND WITH ALL FAULTS.”  BUYER ACKNOWLEDGES AND AGREES THAT, EXCEPT AS OTHERWISE SET FORTH IN THIS AGREEMENT AND IN THE CONVEYANCES, INCLUDING THE SPECIAL WARRANTY OF TITLE PROVIDED IN THE CONVEYANCES, SELLER HAS MADE NO REPRESENTATIONS OR WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, WRITTEN OR ORAL, AS TO THE ASSETS OR AS TO THE ACCURACY OR COMPLETENESS OF THE BACKGROUND MATERIALS OR ANY OTHER INFORMATION RELATING TO THE ASSETS FURNISHED BY OR ON BEHALF OF SELLER OR TO BE FURNISHED TO BUYER OR ITS REPRESENTATIVES, INCLUDING WITHOUT LIMITATION ANY INTERNAL APPRAISALS AND/OR INTERPRETIVE DATA OF SELLER.  Buyer acknowledges and affirms that it has relied and will rely solely upon Seller’s representations, warranties and covenants in this Agreement and on its independent analysis, evaluation and investigation of, and judgment with respect to, the business, economic, legal, Tax or other consequences of this transaction, including its own estimate and appraisal of the extent and value of the petroleum, natural gas and other reserves associated with the Assets.

(b)           Knowledge and Experience - Buyer (i) is engaged in the business of exploring for and/or producing oil and gas or other valuable minerals as an ongoing business and (ii) is purchasing the Assets for its own account for investment purposes and not with the intent to resell the Assets in violation of any federal or state securities Laws.  Buyer is an experienced and knowledgeable investor in oil and gas properties, has the financial and business expertise to evaluate the merits and risks of the transactions covered by this Agreement and has relied solely on the basis of its own independent investigation of the Assets for all purposes.  In acquiring the Assets, Buyer is acting in the conduct of its own business and not under any specific contractual commitment to any third party, or any specific nominee agreement with any third party, to transfer to, or to hold title on behalf of, such third party, with respect to all or any part of the Assets.  Buyer acknowledges that it has had the opportunity to seek the advice of persons it deemed appropriate concerning the consequences of the provisions of this Agreement and hereby waives any and all rights to claim that it is an unsophisticated investor in oil and gas properties.

(c)           No Other Warranties - Buyer acknowledges that, except as otherwise set forth in this Agreement and in the Conveyances, Seller has not made any representation, covenant or warranty, express or implied, at common law, by statute or otherwise, relating to the Assets or the condition of the Assets, including, without limitation, any implied or express warranty of merchantability, of fitness for any particular purpose, or of conforming to models or samples of materials as to any personal property, fixtures or structures conveyed pursuant to this Agreement.

(d)           Formation, Good Standing and Authority - Buyer is a proprietary company limited by shares, validly existing and in good standing under the laws of Victoria and is a wholly owned subsidiary of NSE.  The execution and delivery of this Agreement by Buyer and all agreements and documents contemplated hereby to be executed by Buyer, and the consummation by Buyer of the transactions contemplated hereby and thereby, have been duly authorized by Buyer and no other actions on the part of Buyer are required to authorize this Agreement and the transactions contemplated hereby.  The execution and delivery of this Agreement by Buyer does not, and the performance of Buyer’s obligations (a) hereunder will not, as of the date hereof and as of the Closing, and (b) under the documents contemplated hereby to be executed by Buyer will not, as of the Closing, in either case (i) violate, or be in conflict with, any material provision of Buyer’s governing documents or any judgment, decree, order, statute, rule or regulation applicable to Buyer or (ii) materially violate, or be in conflict in any material respect with, any provision of any agreement or instrument to which Buyer is bound.  This Agreement, and all documents and instruments contemplated hereby to be executed by Buyer, constitute legal, valid and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms, subject to all applicable bankruptcy and other similar laws of general application with respect to creditors.

(e)           Consents - No consent, approval, authorization or permit of, or filing with or notification to, any Person is required for or in connection with the execution and delivery of this Agreement by Buyer or for or in connection with the consummation of the transactions and performance of the terms and conditions contemplated hereby by Buyer.

(f)            Liability for Broker’s Fees - Buyer has not incurred any liability, contingent or otherwise, for broker’s or finder’s fees relating to the transactions contemplated by this Agreement for which Seller shall have any responsibility whatsoever.

(g)           Financial Resources - Buyer has all funds necessary to pay the Cash Portion of the Purchase Price and any other amounts contemplated by this Agreement.  Buyer’s ability to consummate the transactions contemplated hereby is not contingent on its ability to secure financing or to complete any public or private placement of securities prior to or upon Closing.

(h)           Bankruptcy - There are no bankruptcy, reorganization or arrangement proceedings pending, being contemplated by, or to the knowledge of Buyer, threatened against Buyer.

6.2	NSE’s Representations and Warranties - NSE represents and warrants to Seller, as of the date hereof, as follows:

(a)           Registration – NSE is a corporation as that expression is defined in the Corporations Act having limited liability, registered (or taken to be registered) and validly existing under the Corporations Act.

(b)           Capitalization; Subsidiary – NSE has a single class of ordinary shares consisting of the Shares.  As of the date hereof, NSE had an aggregate of [_] Shares issued and outstanding and options, warrants, convertible notes and other convertible securities exercisable for, or convertible into, an aggregate of [_] additional Shares.  NSE owns all of the outstanding equity securities of Buyer.

(c)           Corporate Power – NSE has the corporate power to own its assets and to carry on its business as it is now being conducted.

(d)           Authority – NSE has full power and authority to enter into and perform its obligations under this Agreement.

(e)           Corporate Authorization – NSE has taken all necessary action to authorize the execution, delivery and performance of this Agreement in accordance with its terms.

(f)           No Limitation on Shares – The aggregate number of Shares issuable under this Agreement as of the date of this Agreement and on the Closing Date will not cause or result in a breach of the ASX Listing Rules and Corporations Act, including ASX Listing Rule 7.1.

(g)           Binding Obligations – This Agreement constitutes NSE’s legal, valid and binding obligations and, subject to any necessary stamping and registration, are enforceable in accordance with their terms subject to laws generally affecting creditors’ rights and to principles of equity.

(h)           No Contravention – NSE is not, and will not by entering into this Agreement and the transactions contemplated by this Agreement be, in contravention of the ASX Listing Rules, the Corporations Act or any other law, regulation, obligation, undertaking, deed or warranty or any directive of any Governmental Authority.

(i)           Claims – There are no Claims pending or, to the knowledge of NSE, threatened against NSE which relate to the transactions contemplated by this Agreement other than Claims which are not reasonably expected by NSE to materially impair the ability of NSE to consummate the transactions contemplated by this Agreement or to perform its obligations hereunder or thereunder.

(j)            Authorization – Any authorization by a Governmental Authority presently required in connection with the execution and performance by NSE and the validity and the enforceability against NSE of this Agreement, and NSE’s performance of the transactions contemplated by this Agreement have been obtained and are, and on the Closing Date will be, in full force and effect and there has been no material default by NSE in the performance of the terms and conditions of those authorizations.

(k)           No Insolvency Event – No Insolvency Event has occurred or would be likely to occur as a result of NSE entering into this Agreement and complying with its obligations under this Agreement.

(l)            Benefit – NSE will receive reasonable commercial benefits by reason of the execution and delivery of this Agreement.

(m)          Accuracy of Reports – All annual activities, quarterly activities and other reports and filings filed by NSE with ASX (the “NSE Reports”) are complete and accurate in all material respects (except as expressly updated by subsequently filed reports and filings) and do not contain any untrue statement of a material fact, or omit to state any material fact, necessary to make such reports and filings under the circumstances in which they were made not misleading.

(n)           Financial Statements – Each of the consolidated financial statements of NSE and its subsidiaries included (or incorporated by reference) in the NSE Reports (i) have been prepared from, and are in accordance with, the books and records of NSE and its consolidated subsidiaries in all material respects, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of NSE and its consolidated subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount), (iii) complied as to form, as of their respective dates of filing with the Australian Securities and Investments Commission and ASX, in all material respects with applicable accounting requirements (unless otherwise specified in the relevant NSE Report) and with the published rules and regulations of ASX with respect thereto, and (iv) have been prepared in accordance with the Australian Accounting Standards consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.  The books and records of NSE and its subsidiaries have been, and are being, maintained in all material respects in accordance with the Australian Accounting Standards and any other applicable legal and accounting requirements.

(o)           Undisclosed Liabilities – Neither NSE nor any of its subsidiaries has any material liability or obligation of any nature whatsoever (whether absolute, accrued, contingent, determined, determinable or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of NSE included in its Quarterly Activities Report for the period ended September 30, 2013, (ii) liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2013, or (iii) liabilities in connection with this Agreement and the transactions contemplated hereby

(p)           No NSE Material Adverse Condition – Since September 30, 2013 there has not occurred any NSE Material Adverse Condition and, to the knowledge of NSE, no circumstances exist which would reasonably be expected to cause an NSE Material Adverse Condition.

(q)           ASX Quotation - NSE is, and on the Closing Date will be, in compliance with its ASX listing agreement and all ASX standards and requirements for the quotation of its Shares on the ASX and, to the knowledge of NSE after due inquiry, NSE is not aware of any reason the Shares constituting the Non-Cash Portion of the Purchase Price will not be quoted on the ASX promptly following the Closing.

(r)           Tradeability of Shares – The Shares constituting the Non-Cash Portion of the Purchase Price will, on and from the date of their quotation as contemplated in Section 6.2(q) above, be freely tradeable and not subject to any restrictions on transfer under NSE’s governing documents, the Corporations Act, ASX rules, applicable securities laws or otherwise.

(s)           Shareholder Approval – The shareholders of New Standard Energy Limited have passed one or more resolutions approving of (i) the acquisition of the Assets as contemplated by this Agreement and (ii) the issuance of the Shares to MHR.

ARTICLE 7

7.	ENVIRONMENTAL AND ENVIRONMENTAL INDEMNITY

7.1
Acceptance of Environmental Condition - SUBJECT TO BUYER’S RIGHT TO INDEMNIFICATION FOR BREACHES OF SECTION 5.19, UPON CLOSING, BUYER AGREES TO ACCEPT THE ENVIRONMENTAL CONDITION OF THE ASSETS, INCLUDING, BUT NOT LIMITED TO, COSTS TO CLEAN UP OR REMEDIATE; AND SUBJECT TO THE OTHER TERMS AND PROVISIONS SET FORTH IN THIS AGREEMENT (INCLUDING BUYER’S RIGHT TO INDEMNIFICATION FOR BREACHES OF SECTION 5.19), BUYER HEREBY AGREES TO RELEASE SELLER GROUP FROM ANY AND ALL LIABILITY AND RESPONSIBILITY THEREFOR AND AGREES TO INDEMNIFY, DEFEND, AND HOLD HARMLESS SELLER GROUP, FROM ANY AND ALL LOSSES AND CLAIMS IN CONNECTION WITH THE ENVIRONMENTAL CONDITION OF THE ASSETS OR BUYER’S FAILURE TO PROPERLY REMEDIATE THE CONDITION WITH RESPECT TO THE ASSETS (INCLUDING LOSSES AND CLAIMS RESULTING FROM SELLER GROUP’S OWN NEGLIGENCE).  BUYER ACKNOWLEDGES AND AFFIRMS THAT THE ASSETS HAVE BEEN UTILIZED FOR THE PURPOSE OF EXPLORATION, PRODUCTION AND DEVELOPMENT OF OIL AND GAS, AND EXCEPT AS OTHERWISE SET FORTH IN THIS AGREEMENT (INCLUDING BUYER’S RIGHT TO INDEMNIFICATION FOR BREACHES OF SECTION 5.19), AT CLOSING, THE ASSETS WILL BE ACQUIRED IN THEIR “AS IS, WHERE IS” ENVIRONMENTAL CONDITION.  BUYER AND/OR ITS REPRESENTATIVES HAVE, AS AT THE CLOSING DATE, CONDUCTED AN INDEPENDENT INVESTIGATION OF THE PHYSICAL AND ENVIRONMENTAL CONDITION OF THE ASSETS, TO THE EXTENT BUYER DEEMS NECESSARY OR APPROPRIATE.

7.2
NORM - Subject to Section 5.19, Buyer acknowledges that the Assets have been used for exploration, development and production of oil, gas and water and that there may be petroleum, produced water, wastes or other materials located on, under or associated with the Interests.  Equipment and sites included in the Assets may contain NORM.  NORM may affix or attach itself to the inside of wells, materials and equipment as scale, or in other forms; the wells, materials and equipment located on or included in the Assets may contain NORM; and NORM containing material may have been buried, come in contact with the soil or otherwise been disposed of on or around the Assets.  Special procedures may be required for the remediation, removal, transportation or disposal of NORM from the Assets.  From and after the Closing, Buyer shall assume responsibility for the control, storage, handling, transporting and disposing of NORM from the Assets, whether present before or after the Effective Time, in a safe and prudent manner and in accordance with all applicable Environmental Laws, but only to the extent in quantities and in concentrations that are in compliance with, and do not require remediation or notice under, applicable Environmental Law, and which are also typical for oilfield operations of reasonable and prudent operators in the geographic areas in which the Assets are located.

7.3
Environmental Indemnities - EXCEPT AS OTHERWISE SET FORTH IN THIS AGREEMENT OR IN THE CONVEYANCES, THIS SALE IS MADE ON AN “AS IS, WHERE IS” BASIS AND BUYER RELEASES SELLER GROUP FROM ANY LIABILITY WITH RESPECT TO THE ENVIRONMENTAL CONDITION OF THE ASSETS, WHETHER OR NOT CAUSED BY OR ATTRIBUTABLE TO SELLER GROUP’S NEGLIGENCE.  FROM AND AFTER CLOSING, SUBJECT TO THE OTHER TERMS AND PROVISIONS SET FORTH IN THIS AGREEMENT, BUYER SHALL BE LIABLE TO SELLER GROUP FOR AND SHALL, IN ADDITION, INDEMNIFY, DEFEND, RELEASE AND HOLD HARMLESS SELLER GROUP, FROM AND AGAINST ANY AND ALL LOSSES AND CLAIMS, IN FAVOR OF ANY THIRD PARTY OR ENTITY FOR INJURY, ILLNESS OR DEATH OF ANY PERSON(S) OR FOR DAMAGE, LOSS, POLLUTION OR CONTAMINATION OF ANY REAL OR PERSONAL PROPERTY, GROUNDWATER OR THE ENVIRONMENT, IN EACH CASE, ATTRIBUTABLE TO THE ENVIRONMENTAL CONDITION OF THE ASSETS, INCLUDING, WITHOUT LIMITATION, LOSSES AND CLAIMS ARISING UNDER ENVIRONMENTAL LAWS OR, FOR ANY OTHER LOSSES AND CLAIMS ARISING DIRECTLY OR INDIRECTLY FROM, OR INCIDENT TO, THE USE, OCCUPATION, OWNERSHIP, OPERATION, CONDITION (WHETHER LATENT OR PATENT), MAINTENANCE OR ABANDONMENT OF ANY OF THE ASSETS AND WHETHER ARISING FROM OR CONTRIBUTED TO BY THE ACTIVE, PASSIVE, JOINT, SOLE OR CONCURRENT NEGLIGENCE, OR STRICT LIABILITY OF SELLER GROUP, INCLUDING ANY STRICT LIABILITY UNDER ENVIRONMENTAL LAWS, REGARDLESS OF WHETHER ANY SUCH LOSSES AND CLAIMS RESULT FROM ANY CONDITIONS, EVENTS, ACTIONS OR INACTIONS ARISING, OCCURRING OR ACCRUING PRIOR TO, ON OR AFTER THE EFFECTIVE TIME.  Buyer and Seller shall treat all information regarding any environmental conditions as to the Assets as confidential and shall not make any contact with any Governmental Authority or third party regarding same without written consent from the other Party, which shall not be unreasonably withheld, unless so required by applicable Law.

ARTICLE 8

8.	CONSENTS

8.1
Consents - Not later than the Execution Date, Seller shall request, from the appropriate parties (and in accordance with the documents creating such rights and/or requirements), any consent or approval listed on Schedule 5.16 of any third party, person or Governmental Authority that are customarily received prior to Closing (“Consents”).  Each Seller represents and warrants as to itself that it has obtained all and any consents required from each member of Seller Group to enable the transactions contemplated by this Agreement to proceed.  If, with respect to a Consent, the failure of which to obtain would, by the express terms of the document creating such right and/or requirement, render the assignment of an Asset void or result in the termination thereof, then, unless otherwise mutually agreed in writing by Seller and Buyer, (i) any Asset affected by such Consent (a “Retained Interest”) shall be held back from the Assets to be transferred and conveyed to Buyer at Closing, (ii) the Cash Portion of the Purchase Price shall not be reduced at the Closing on account of such Retained Interest being so held back, (iii) Seller shall hold legal title to such Retained Interest as nominee for Buyer, effective as of the Effective Time, (iv) Buyer shall pay and, to the extent paid by Seller, promptly reimburse Seller for, all Assumed Obligations associated with such Retained Interest effective as of the Effective Time (for the purposes of this clause, each reference to “Assets” in the definition of “Assumed Obligations” shall be deemed to refer to “Retained Interest”) and (v) Seller shall pay Buyer any revenues associated with such Retained Interest attributable to all periods subsequent to the Effective Time to the extent the Cash Portion of the Purchase Price has not been adjusted therefor.  Until all Consents with respect to any Retained Interest are satisfied or one hundred eighty (180) days after the Closing Date, whichever occurs first, Seller shall use commercially reasonable efforts, but without obligation to incur any unreasonable cost or expense, to obtain waivers of, or to comply with, any such Consents.  Seller shall take such actions under and with respect to a Retained Interest at the direction and/or for the benefit of Buyer; provided, however, that in no event shall Seller be obligated to take any actions that would not be taken by a reasonably prudent operator.  Any Retained Interest will be conveyed to Buyer within ten (10) days following the date on which Seller obtains all Consents with respect to such Retained Interest.

ARTICLE 9

9.	CONDITIONS TO CLOSING; SETTLEMENT STATEMENT; CLOSING

9.1	Seller’s Conditions to Closing – The obligations of Seller at the Closing are subject to the satisfaction at or prior to the Closing, or waiver in writing by Seller, of the following conditions:

(a)
All representations and warranties of Buyer contained in this Agreement, to the extent qualified with respect to materiality, shall be true and correct in all respects, and to the extent not so qualified, shall be true and correct in all material respects, in each case as if such representations and warranties were made at and as of the Closing Date; and Buyer shall have performed and satisfied in all material respects all covenants and agreements required to be performed and satisfied by it under this Agreement at or prior to the Closing.

(b)
No suit, action or other proceeding brought by a third party shall be pending, nor shall any order have been entered by any court or Governmental Authority having jurisdiction over the Parties or the subject matter of this Agreement which remains in effect at the time of Closing, in either case, that restrains or prohibits or seeks to restrain or prohibit, or seeks damages in connection with, the purchase and sale contemplated by this Agreement.

(c)
All consents and approvals required of any third party or Governmental Authorities in order to sell and transfer the Assets to Buyer and otherwise close and consummate the transaction contemplated herein, except consents and approvals of assignments by Governmental Authorities or third parties that are customarily obtained after Closing, shall have been received or waived in writing, or the necessary waiting period shall have expired, or early termination of the waiting period shall have been granted.

(d)
If requested by Seller, Buyer shall have provided Seller evidence satisfactory to Seller that Buyer, as of Closing (i) is qualified to do business and to own the Assets in all jurisdictions in which the Assets are located and (ii) has posted all bonds required by any Governmental Authority or other body to own and operate the Assets.

(e)	Buyer and NSE, as the case may be shall have performed its obligations set forth in Section 9.6.

(f)	Buyer shall have executed the Closing Settlement Statement defined under Section 9.4.

(g)
All representations and warranties of NSE contained in this Agreement, to the extent qualified with respect to materiality, shall be true and correct in all respects, and to the extent not so qualified, shall be true and correct in all material respects, in each case as if such representations and warranties were made at and as of the Closing Date; and NSE shall have performed and satisfied in all material respects all covenants and agreements required to be performed and satisfied by it under this Agreement at or prior to the Closing.

(h)	No NSE Material Adverse Condition shall have occurred and be continuing.

(i)	NSE shall have complied with Section 13.5 hereof in all respects.

(j)
The shareholders of New Standard Energy Limited in a general meeting shall have passed one or more resolutions approving of (i) the acquisition of the Assets as contemplated by this Agreement and (ii) the issuance of the Shares to MHR.

9.2	Buyer’s Conditions to Closing – The obligations of Buyer at the Closing are subject to the satisfaction at or prior to the Closing, or waiver in writing by Buyer, of the following conditions:

(a)
All representations and warranties of Seller contained in this Agreement, to the extent qualified with respect to materiality, shall be true and correct in all respects, and to the extent not so qualified, shall be true and correct in all material respects, in each case as if such representations and warranties were made at and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be deemed to refer to such earlier date referenced in such representation and warranty), and Seller shall have performed and satisfied in all material respects all covenants and agreements required to be performed and satisfied by it under this Agreement at or prior to the Closing.

(b)
No suit, action or other proceeding brought by a third party shall be pending, nor shall any order have been entered by any court or Governmental Authority having jurisdiction over the Parties or the subject matter of this Agreement which remains in effect at the time of Closing, in either case, that restrains or prohibits or seeks to restrain or prohibit, or seeks damages in connection with, the purchase and sale contemplated by this Agreement.

(c)	Seller shall have performed its obligations set forth in Section 9.6.

(d)	Seller shall have executed the Closing Settlement Statement defined under Section 9.4.

9.3
Waiver of Conditions – Seller may waive any condition in Section 9.1 with respect to any covenant or agreement required to be performed and satisfied by Buyer or NSE under this Agreement at or prior to the Closing, and Buyer may waive any condition in Section 9.2 with respect to any covenant or agreement required to be performed and satisfied by Seller under this Agreement at or prior to the Closing either (i) unconditionally or (ii) contingent upon Buyer, Seller or NSE, as applicable, being obligated to use commercially reasonable efforts after the Closing to perform and satisfy such waived condition.

9.4
Closing Settlement Statement - At least three (3) Business Days prior to Closing, Seller shall provide Buyer with a closing settlement statement covering all adjustments, without duplication, to the Cash Portion of the Purchase Price to be made at Closing under this Agreement and any other amounts that the Parties mutually agree in writing (the “Closing Settlement Statement”).  To the extent available, actual numbers shall be used.  If not available, Seller shall use reasonable and good faith estimates of the same, which estimates shall be adjusted to take into account actual numbers in connection with the Post-Closing Statement described in Section 10.4 below.  In preparing the Closing Settlement Statement Seller shall have no obligation to make an accrual for revenues not received as of Closing.  After review of the Closing Settlement Statement and at least one (1) Business Day prior to Closing, the Parties shall execute the Closing Settlement Statement.

9.5
Closing Date and Place - The closing of the transactions contemplated by this Agreement shall be held on the fifth (5th) Business Day after the Execution Date (the “Closing Date”), at the offices of Seller at 777 Post Oak Boulevard, Suite 650, Houston, Texas 77056, or at such other time or place as the Parties mutually agree (the “Closing”).

9.6	Closing Activities - The following actions shall take place at Closing:

9.6.1
Certificates – Seller shall deliver to Buyer and Buyer and NSE shall deliver to Seller a certificate in a form reasonably satisfactory to such Party dated as of the Closing and executed on behalf of Buyer and NSE or each Seller, as the case may be, by a duly authorized officer, partner, attorney-in-fact or owner, as appropriate, of such Person to the effect that (a) such Person has all requisite corporate, partnership or limited liability company power and authority to purchase or sell the Assets, as the case may be, on the terms described in this Agreement and to perform its other obligations hereunder, (b) that all corporate, partnership or limited liability company prerequisites of whatsoever nature have been fulfilled, and (c) certifying that all conditions to Closing as set forth in Section 9.1(a), 9.1(g) or 9.2(a), as the case may be, have been met.

9.6.2
Conveyances - Seller and Buyer shall execute, acknowledge and deliver two (2) counterpart copies of each of the Conveyances (substantially in the form set forth as Exhibit “D” attached hereto) to be filed in each respective county where the Assets are located, assigning and conveying the Assets to Buyer, as well as applicable governmental assignment forms.

9.6.3	Payment

(a)
Buyer shall deliver to an account designated in writing by MHR by wire transfer of same day funds and amount equal to (i) the sum of (A) the Non-Peeler Ranch Cash Consideration minus (B) Seventy Four Thousand Nine Hundred Dollars ($74,900) of the Option Fee (as defined in the Option Agreement) minus (C) the Deposit and plus/minus (D) any other adjustments to the Non-Peeler Ranch Cash Consideration with respect to that portion of the Assets that do not comprise the Peeler Ranch 3H Well Interests as contemplated in Section 3.3 above or otherwise in this Agreement and (ii) the sum of (A) the Peeler Ranch Cash Consideration plus/minus (B) any other adjustments to the Peeler Ranch Cash Consideration with respect to the Peeler Ranch 3H Well Interests as contemplated in Section 3.3 above or otherwise in this Agreement.

(b)
NSE shall issue to MHR 65,650,000 Shares; provided however, that, if under any circumstances, NSE’s issuance of Shares under this Section 9.6.3(b) would result in MHR owning greater than 19.9% of the Shares outstanding on the date of such issuance, NSE shall instead issue to MHR the maximum number of Shares that would not result in MHR owning greater than 19.9% of the Shares outstanding on the date of such issuance (such reduced number of Shares, the “Maximum Issuance”).  In the event of such reduction in Shares, NSE shall deliver to an account designated in writing by MHR by wire transfer of same day funds an amount equal to $9,500,000 minus the value of the Maximum Issuance (such Maximum Issuance being valued at U.S. $0.1447138 per Share).

9.6.4	Possession - Seller shall deliver to Buyer exclusive possession of the Assets.

9.6.5	Letters-in-Lieu - Seller shall prepare and Seller and Buyer shall execute and deliver to Buyer the Letters-in-Lieu of Transfer Orders provided for in Section 12.3.

9.6.6
Release of Mortgages, Deeds of Trusts, Liens, Encumbrances and Financing Statements - Seller shall deliver to Buyer duly executed releases of any mortgages, deeds of trust, liens, encumbrances, financing statements and security interests whatsoever (other than those to which Buyer has previously consented in writing), if any, placed by (or caused to be placed by) Seller upon and encumbering Seller’s interest in the Assets, which secure indebtedness for money borrowed by Seller or any Affiliate of Seller.

9.6.7
Board Appointment - NSE shall have appointed a person designated by MHR (who is currently contemplated to be H.C. “Kip” Ferguson or such other individual who is reasonably acceptable to NSE (such acceptance not to be unreasonably withheld or delayed)) to fill a casual vacancy on the Board of NSE effective immediately following the Closing, provided NSE has no later than 2 days prior to the Closing received a valid consent to act from the person designated by MHR in that regard.

9.6.8	Additional Documents – Seller and Buyer shall take such other actions and deliver such other documents as are contemplated by this Agreement.

9.6.9	Transition Services Agreement – Shale Hunter and Buyer shall execute, and deliver the Transition Services Agreement.

ARTICLE 10

10.	POST-CLOSING OBLIGATIONS

Seller and Buyer agree to the following post-Closing obligations:

10.1
Cleansing Notice – Immediately after the Closing, NSE shall, at its own cost and expense, give the ASX a “cleansing notice” under Section 708A(5)(e) of the Corporations Act in respect of the Shares constituting the Non-Cash Portion of the Purchase Price.

10.2
Recordation and Filing of Documents - After the Closing, Buyer shall, at its sole cost and expense, file or record the Assignments in the appropriate county and governmental records.  Buyer shall promptly provide a copy of same, including recording date, to Seller, all at the sole cost of Buyer.

10.3
Records - Within ten (10) Business Days after the Closing, Seller shall furnish Buyer the Records in its possession or under its control.  All reasonable out-of-pocket costs associated with delivering the Records shall be borne solely by Buyer.  Insofar as Seller reasonably believes the Records may be needed or useful in connection with federal, state or local regulatory or Tax matters or resolution of disputes, litigation, or contract compliance issues, Buyer (for a period of seven (7) years after the Closing) shall further make available to Seller Group (at the location of such Records in Buyer’s organization) access to the Records during normal business hours, upon not less than two (2) Business Days prior written request by Seller Group, and Seller Group shall have the right to copy at its own expense and retain such copies of the Records as Seller Group, in good faith, believes may be useful or needed in connection with the above-described matters.

10.4
Post-Closing Statement - Seller shall issue a post-closing statement covering adjustments, without duplication, to the Cash Portion of the Purchase Price that were not included (or were estimated) in the Closing Settlement Statement (or have otherwise been finally determined or trued-up) (the “Post-Closing Statement”) within one hundred twenty (120) days after Closing, including supporting documentation.  Buyer shall respond with objections and proposed corrections within thirty (30) days of the receipt of the Post-Closing Statement.  If Buyer does not respond with objections and the support therefor to the Post-Closing Statement in writing within thirty (30) days of the issuance of the Post-Closing Statement, said Statement shall be deemed approved by Buyer.  In the event that Buyer does respond and objects within this time period, the Parties shall meet within fifteen (15) days following receipt of Buyer’s objections and attempt to resolve the disputed items.  If the Parties are unable to resolve the disputed items by the end of such fifteen (15) day period, the dispute shall be resolved in accordance with the dispute resolution provisions set forth in Section 19.3.  After approval by Seller and Buyer (or after final resolution of the same under Section 19.3), the net adjustment due pursuant to the Post-Closing Statement for the Assets conveyed shall be summarized and a net check or invoice shall be sent to Buyer or Seller, as the case may be.  Buyer or Seller, as the case may be, agrees to promptly pay such invoice within ten (10) days after receipt.

10.5
Suspense Accounts - As set forth and itemized on Schedule 10.5 attached hereto, with respect to oil and gas heretofore produced, Seller currently maintains records of monies payable to royalty owners, mineral owners and other persons with an interest in production associated with the Assets that Seller has been unable to pay (the “Suspense Accounts”).  A downward adjustment to the Cash Portion of the Purchase Price will be made at Closing to reflect the Suspense Accounts as of the Closing Date and the Suspense Accounts shall be further adjusted, if necessary, in the Post-Closing Statement.  Subject to the other provisions hereof, Buyer shall assume full and complete responsibility and liability for proper payment of the funds comprising the Suspense Accounts as set forth on the “Post-Closing Suspense Account Statement,” which shall be provided by Seller to Buyer with the Post-Closing Statement required in Section 10.4 (including any liability under any unclaimed property law or escheat statute).  Buyer agrees to indemnify, defend and hold harmless Seller Group from and against any and all Claims and Losses arising out of or pertaining to the proper payment and administration of the Suspense Accounts in accordance with the Post-Closing Suspense Account Statement.

10.6
Further Assurances - Buyer and Seller further agree that each shall, from time to time and upon reasonable request, execute, acknowledge, and deliver in proper form, any instrument of conveyance, assignment, transfer, or other instruments reasonably necessary for transferring title in the Assets to Buyer or otherwise to implement the transaction contemplated herein.

ARTICLE 11

11.	TAXES

11.1
Property Taxes - Seller shall be responsible for all ad valorem Taxes, property Taxes, and similar obligations (“Property Taxes”) applicable to the Assets for any period prior to the Effective Time, and Buyer shall be responsible for all such Property Taxes for any period that begins on or after the Effective Time.  With respect to the Tax period in which the Effective Time occurs (the “Current Tax Period”), such Property Taxes shall be apportioned between Seller and Buyer as of the Effective Time based on the Current Tax Period’s assessed value at the most current Tax rate.  The apportionment method shall be an allocation based on the number of days the Assets were owned.  The amount apportioned to Seller shall be the number of days the Assets were owned from the beginning of the Current Tax Period to the day prior to the Effective Time.  The amount apportioned to Buyer shall be the number of days the Assets were owned from the Effective Time to the end of the Current Tax Period.  Seller shall reimburse Buyer at Closing or in connection with any post-closing settlement provided for herein the amount of any Property Taxes allocated to Seller pursuant to this Section 11.1 that are paid or are to be paid by Buyer.  Buyer shall file the Tax Return (unless previously filed by Seller) with respect to the Current Tax Period and shall pay any Property Taxes shown due with respect thereto, subject to Buyer’s right to reimbursement for the portion allocable to Seller pursuant to this Section 11.1.  Buyer agrees to reimburse Seller at Closing or in connection with any post-closing settlement provided for herein the amount of any Property Taxes allocated to Buyer pursuant to this Section 11.1 that are paid or to be paid by Seller. If the Property Taxes pursuant to the preceding provisions of this Section 11.1 (the “Estimated Property Taxes”) are different than the actual Property Taxes for the Current Tax Period, Buyer and Seller agree to co-operate in good faith and readjust the amount of Property Taxes for which Buyer and Seller are liable under this Section 11.1 by means of a payment from Seller to Buyer or Buyer to Seller, as the case may be, in order to true-up the Estimated Property Taxes with the actual Property Taxes that are owed for the Current Tax Period.

11.2
Production Taxes - All production, severance or excise Taxes imposed on or with respect to the production of oil, natural gas, or other hydrocarbons or minerals, or the receipt of proceeds therefrom, attributable to the Assets, shall be apportioned between the Parties based upon the respective shares of production taken by the Parties.  Payment or withholding of all such Taxes that have accrued prior to the Effective Time that are due prior to the Closing Date and filing of all statements, returns and documents pertinent thereto that are due prior to the Closing Date shall be the responsibility of Seller.  From and after Closing, payment or withholding of all such Taxes that have accrued from and after the Effective Time that are due after the Closing Date and the filing of all statements, returns and documents incident thereto that are due after the Closing Date shall be the responsibility of Buyer.  In the event any such Taxes attributable to the Assets and to periods on or after the Effective Time become due and payable prior to Closing, Seller shall timely pay and satisfy the same, and appropriate adjustments therefor, and for all such Taxes, shall be made to the Cash Portion of the Purchase Price under Section 3.3 above.

11.3
Other Taxes - As may be required by relevant Governmental Authority, Seller shall collect and Buyer shall pay at Closing all applicable state and local sales tax, use tax, gross receipts tax, business license tax, and other taxes attributable to the consummation of the transactions under this Agreement except Taxes imposed by reason of income to (or capital of) Seller (“Transfer Taxes”).  The Transfer Tax collected shall be based upon the Purchase Price Allocation and shall be added to the Cash Portion of the Purchase Price at Closing.  Any state or local tax specified above, inclusive of any penalty and interest, assessed at a future date against Seller with respect to the transaction covered herein shall be paid by Buyer or, if paid by Seller, Buyer shall promptly reimburse Seller therefor.  Any documentary stamp tax which may be due shall be paid by Buyer. Seller and Buyer shall reasonably cooperate to mitigate, reduce or eliminate any Taxes referred to in this Section 11.3, and to use reasonable efforts to obtain any certificate or other documents from any Governmental Authority as may be possible to mitigate, reduce or eliminate any such Taxes.

11.4
Cooperation - Buyer and Seller shall cooperate to the extent reasonably requested by the other Party, in connection with the filing of any Tax Returns with respect to the Assets (other than with respect to income and franchise Taxes) and any audit, litigation or other proceeding with respect to such Taxes imposed on or with respect to the Assets for any period including the Closing Date or any period ending on or prior to the Closing Date for which a Tax Return has not been filed as of the Effective Time.

ARTICLE 12

12.	OWNERSHIP OF ASSETS

12.1
Distribution of Production - All oil in storage above the pipeline connection (less tank bottoms) or gas beyond the meters at the Effective Time shall be credited to Seller, less applicable royalties and production, severance or excise Taxes.  Seller shall use the operator’s gauging of the oil in storage and reading of all gas meters as of the Effective Time.  As part of the Closing Settlement Statement, the price for such oil in storage shall be at the price paid to Seller under the applicable Contract at the time of such sale.  Title to the oil in storage shall pass to Buyer as of the Effective Time, and an upward adjustment shall be made to the Cash Portion of the Purchase Price due at Closing, less applicable royalties and production, severance or excise Taxes.

12.2
Proration of Income and Expenses - Except as otherwise provided in this Agreement, all proceeds (including proceeds held in suspense or escrow), receipts, credits, and income attributable to the Assets for all periods of time prior to the Effective Time shall belong to Seller, and all proceeds, receipts, credits, and income attributable to the Assets for all periods of time from and after the Effective Time shall belong to Buyer.  Except as otherwise provided in this Agreement, all costs, expenses, disbursements, and obligations attributable to the Assets for periods of time prior to the Effective Time shall be the obligation of Seller, and Seller shall promptly pay, or if paid by Buyer, promptly reimburse Buyer for and hold Buyer harmless from and against same.  Except as otherwise provided in this Agreement, all costs, expenses, disbursements and obligations attributable to the Assets for periods of time from and after the Effective Time shall be the obligation of Buyer, and Buyer shall promptly pay, or if paid by Seller Group, promptly reimburse Seller for and hold Seller Group harmless from and against same, provided, however, for the avoidance of doubt, that income, franchise, and similar Taxes of Seller shall not be borne by Buyer.

12.3
Notice to Remitters of Proceeds - Buyer shall be responsible for informing all purchasers of production or other remitters to pay Buyer and obtain from the remitter revenues accrued after the Effective Time.  The remitter shall be informed by Seller and Buyer via Letters-in-Lieu of Transfer Order or such other reasonable documents which remitter may require.

12.4
Imbalances - Set forth in Schedule 12.4 is a listing of all gas imbalance volumes derived from the most recent imbalance statement from Seller or the operator of each Well where a known imbalance exists measured in Mcfs and the aggregate net volume of overproduction or underproduction, as applicable, with respect to the Assets (the “Represented Imbalance”).  As part of the Post-Closing Statement, the Cash Portion of the Purchase Price shall be adjusted, upward or downward as appropriate, to reflect the value of the difference between the aggregate net volume of overproduction or underproduction associated with the Assets set forth on Schedule 12.4 and the aggregate net volume of overproduction or underproduction associated with the Assets as of the Effective Time, as derived from the imbalance statement of the well operator as of that time (the “Assumed Imbalances”).  The value of said difference between the aggregate net volume (less royalties) of overproduction or underproduction, as applicable, shall be the product obtained by multiplying $2.00 by the volume of such difference in Mcfs.  Buyer shall be solely responsible for any liability and solely entitled to any benefit from such production imbalances relating to the Assets, whether occurring on, before or after the Effective Time.

12.5
Pipeline and Other Non-Wellhead Imbalances - To the extent there exist any imbalances attributable to Hydrocarbons produced from the Assets as of the Effective Time with respect to any gas pipeline, storage or processing facility (the “Pipeline Imbalances”), at Closing the Cash Portion of the Purchase Price shall be adjusted upward or downward, as appropriate, to reflect the value of said Pipeline Imbalance.  The value of said Pipeline Imbalance shall be calculated by summing the product(s) obtained by multiplying the volume of each net over-position or under-position, as the case may be, measured in the same manner as it is measured by the pipeline, storage or processing facility, as applicable, by the value at which the Pipeline Imbalance was either cashed out, made up or sold, or if otherwise undeterminable then using existing fair market value of, or price for, said Hydrocarbons.  Buyer shall be solely responsible for any liability and solely entitled to any benefit from such pipeline imbalances relating to the Assets from and after the Effective Time; provided, that Buyer shall not be liable for any penalties or surcharges payable to the pipeline transport for periods prior to the Effective Time.  If the Pipeline Imbalance cannot be determined by Closing or if the pipeline storage or processing facility makes any adjustments attributable to pre-Effective Time periods subsequent to Closing but prior to the Post-Closing Statement, then the value adjustment associated with any imbalance will be made in connection with the Post-Closing Statement.

ARTICLE 13

13.	INTERIM OPERATIONS AND COVENANTS

13.1
Standard of Care - During the period from the Execution Date to Closing, each Seller shall, with respect to the Assets it owns or holds, except as otherwise contemplated under this Agreement or Buyer otherwise agrees (which agreement must not be unnecessarily withheld or delayed), (a) carry on its business concerning such Assets in the ordinary course, consistent with past practices, (b) to the extent Seller is the operator of such Assets, use commercially reasonable efforts to cause such Assets to be maintained in accordance with the terms and conditions of the applicable Contract and/or Lease (except where any such Asset terminates pursuant to its existing terms or where a reasonably prudent operator would not maintain the same), and (c) not dispose of, agree to dispose of, assign, agree to assign, encumber or grant any option over such Asset or any interest in it (other than (i) the sale of Hydrocarbons in the ordinary course of business, (ii) the sale or other disposition of obsolete, destroyed or unusable machinery and equipment in the ordinary course of business, or (iii) outstanding mortgages placed by Seller upon such Asset (which will be released at Closing)).

13.2
Third-Party Notifications - Buyer shall make all notifications to all Governmental Authorities and similar groups associated with the Assets as soon as practicable before Closing.  A copy of all such notifications shall be promptly provided to Seller pursuant to the notice provisions contained in Article 17 hereof.  On or before Closing (or at such other time as may be mutually agreed by Buyer and Seller), Buyer shall post, or cause to be posted, all bonds, required by any Governmental Authority or other body to own and operate the Assets. From and after the Closing, Buyer shall provide any documentation reasonably requested by Seller to facilitate the release of Seller’s bonds with respect to the Assets.  Seller agrees to cooperate with Buyer to assist Buyer with respect to posting such bonds.

13.3
Publicly Reporting Company – Until three (3) years after the date of issuance of the Shares pursuant to Section 9.6.3(b), NSE will use commercially reasonable efforts to remain a publicly reporting company whose ordinary shares are freely tradeable on the ASX.

13.4
Board Appointment – NSE shall (i) effective immediately following the Closing appoint a person designated by MHR (who is currently contemplated to be H.C. “Kip” Ferguson) to fill a casual vacancy on the Board of NSE; (ii) upon the six (6) month anniversary of the Closing Date appoint a second person designated by MHR to fill a second casual vacancy on the Board of NSE provided that, in each such case in clauses (i) and (ii), the MHR designee must be reasonably acceptable to NSE (such acceptance not to be unreasonably withheld or delayed) and provided that each such MHR designee provides a valid consent to act as a director of NSE; and (iii) in connection with the next annual general meeting of the shareholders of NSE, nominate those same two (2) MHR appointees (or, if either or both of those appointees has since resigned or become unable or unwilling to serve as a director, such other person or persons who have been designated by MHR as its replacement appointee directors and who are reasonably acceptable to NSE (such acceptance not to be unreasonably withheld or delayed)) for election to three-year terms as directors of NSE subject to the terms of NSE’s Constitution, the Corporations Act, the ASX Listing Rules and the remainder of this Section 13.4.  If at any time during his or her service as a director of NSE, a MHR designee becomes unable or unwilling to serve as a director, or if MHR requests that either or both of its designees resign from the NSE Board, NSE shall fill such vacancy or vacancies with another person or persons designated by MHR and reasonably acceptable to NSE (such acceptance not to be unreasonably withheld or delayed), provided always that if at any time MHR ceases for a continuous period of five (5) Business Days to hold Shares corresponding to at least 5% of NSE’s issued capital, NSE may require MHR’s designees as directors to immediately resign from the NSE Board.

13.5
Quotation of Shares - Not less than two (2) Business Days prior to the Closing, NSE shall deliver to MHR a copy of a fully completed and executed application to cause the Shares constituting the Non-Cash Portion of the Purchase Price be quoted on the ASX (the “ASX Application”).  At the Closing, (i) NSE shall deliver to MHR an officer’s certificate indicating that NSE is in compliance with its ASX listing agreement and all ASX standards and requirements for the quotation of its Shares on the ASX and that, to the knowledge of NSE after due inquiry, NSE is not aware of any reason the Shares constituting the Non-Cash Portion of the Purchase Price will not be quoted on the ASX promptly following the Closing and (ii) upon issuance of the Shares, NSE shall immediately file, and thereafter use commercially reasonable efforts to expedite, the ASX Application with the ASX.

ARTICLE 14

14.	EXCHANGE PROVISION

Seller and Buyer, respectively, shall have the right, prior to Closing, to elect to effect a tax-deferred exchange under Code Section 1031 (a “Tax Deferred Exchange”) for the Assets at any time prior to Closing.  If such Party elects to affect a Tax-Deferred Exchange, the other Party agrees to execute escrow instructions, documents, agreements or instruments to affect the exchange; provided, however, that the other Party shall incur no additional costs, expenses, fees or liabilities as a result of or connected with the exchange.  Seller and Buyer, as the case may be, may assign any of its rights and delegate performance of any of its duties under this Agreement in whole or in part to a third party in order to effect such an exchange; provided, however, that such Seller and/or Buyer shall remain responsible to the other Party for the full and prompt performance of its respective delegated duties.  The electing Party shall indemnify and hold the other Party and the members of its Seller Group or Buyer Group, as the case may be, harmless from and against all Claims and Losses resulting from its participation in any exchange undertaken pursuant to this Article 14 pursuant to the request of the electing Party.

ARTICLE 15

15.	ASSUMPTION OF LIABILITY AND GENERAL INDEMNIFICATION

15.1
Definitions - For purposes of Article 15 and all other provisions of this Agreement which contain an indemnification provision, the term “Buyer Group” shall be deemed to include Buyer and its Affiliates, all successors, heirs and assigns of Buyer and its Affiliates, and the officers, directors, members, managers, shareholders, employees, representatives, co-owners, contractors, subcontractors, or agents of any of the foregoing.  For purposes of this Article 15 and all other provisions of this Agreement which contain an indemnification provision, the term “Seller Group” shall be deemed to include each Seller and its Affiliates, all successors, heirs and assigns of Seller and its Affiliates, and the officers, directors, members, managers, shareholders, employees, representatives, co-owners, contractors, subcontractors, or agents of any of the foregoing.

15.2	Buyer’s Assumption of Obligations

15.2.1
Assumed Obligations - Subject to Closing occurring, and further subject to Seller’s indemnification provisions of Section 15.4, Buyer hereby assumes and agrees to timely fulfill, perform, pay and discharge (or cause to be timely fulfilled, performed, paid or discharged):

(a)
except as set forth in Section 15.2.1(a)(ii) below, all of the obligations, Losses and Claims of or against Seller, known or unknown, with respect to the Assets, but only insofar as the same arise on, or after, and are attributable to actions, occurrences and operations conducted from and after, the Effective Time, including, but not limited to:

(i)
the payment and/or performance of all taxes, leasehold and equipment rentals and release payments, royalties, excess royalties, in-lieu royalties, overriding royalty interests, production payments, net profit obligations, carried working interests and any other matters with which the Assets may be burdened, insofar as the same are attributable to the periods from and after the Effective Time;

(ii)	Losses arising out of, or Claims for, damages to or property owned by a third party or for personal injury, illness, bodily injury, or death of any person arising from and after the Closing Date;

(iii)
any other Losses or Claims arising, directly or indirectly from, or incident to, the use, occupation, operation (including but not limited to royalty and accounting claims or production or pipeline imbalances) or maintenance of any of the Assets arising or occurring from and after the Effective Time; and

(b)	all of those liabilities and obligations described in Section 15.2.2, and

(c)
following the expiration of Seller’s indemnity obligations as set forth in Section 15.4, any and all duties, obligations, Losses or Claims which would fall under Sections 15.4(iii) through (v), inclusive, whether arising before, on or after the Closing except as otherwise provided in Section 15.4, (collectively (a), (b), and (c) shall be referred to as the “Assumed Obligations”).

15.2.2
Environmental Assumed Obligations – Subject to Closing occurring, and further subject to Seller indemnification provisions of Section 15.4(i) as to Buyer’s right to indemnification for breaches of Section 5.19):

(i)
THE ASSUMED OBLIGATIONS SHALL INCLUDE, AND BUYER, FROM AND AFTER THE CLOSING ACCEPTS SOLE RESPONSIBILITY FOR AND AGREES TO PAY, ALL COSTS AND EXPENSES INCURRED FROM AND AFTER THE EFFECTIVE TIME AND ASSOCIATED WITH PLUGGING AND ABANDONMENT OF ALL WELLS, DECOMMISSIONING OF ALL FACILITIES AND PLATFORMS, AND CLEARING AND RESTORATION OF ALL SITES, IN EACH CASE INCLUDED IN, OR RELATED TO, THE ASSETS, AND BUYER MAY NOT CLAIM THE FACT THAT PLUGGING AND ABANDONMENT, DECOMMISSIONING, SITE CLEARANCE OR RESTORATION OPERATIONS ARE NOT COMPLETE OR THAT ADDITIONAL COSTS AND EXPENSES ARE REQUIRED TO COMPLETE ANY SUCH OPERATIONS AS A BREACH OF SELLER’S REPRESENTATIONS OR WARRANTIES MADE HEREUNDER OR THE BASIS FOR ANY OTHER REDRESS AGAINST SELLER.

(ii)
THE ASSUMED OBLIGATIONS SHALL INCLUDE, AND BUYER, FROM AND AFTER THE CLOSING ACCEPTS SOLE RESPONSIBILITY FOR AND AGREES TO PAY, ANY AND ALL COSTS AND EXPENSES ARISING OUT OF ENVIRONMENTAL LAWS (INCLUDING, WITHOUT LIMITATION, ANY COMPLIANCE OR NON-COMPLIANCE THEREWITH, ANY ADVERSE ENVIRONMENTAL CONDITIONS, AND THE DISPOSAL, RELEASE, DISCHARGE OR EMISSION OF HYDROCARBONS, HAZARDOUS SUBSTANCES, HAZARDOUS WASTES, HAZARDOUS MATERIALS, SOLID WASTES OR POLLUTANTS INTO THE ENVIRONMENT), KNOWN OR UNKNOWN, WITH RESPECT TO THE ASSETS, REGARDLESS OF WHETHER SUCH OBLIGATIONS OR LIABILITIES AROSE PRIOR TO, ON, OR AFTER THE EFFECTIVE TIME.  BUYER EXPRESSLY AGREES TO ASSUME THE RISK THAT THE ASSETS MAY CONTAIN WASTE MATERIALS, INCLUDING, WITHOUT LIMITATION, NORM, HAZARDOUS SUBSTANCES, HAZARDOUS WASTES, HAZARDOUS MATERIALS, SOLID WASTES, OR OTHER POLLUTANTS, SUBJECT, HOWEVER TO BUYER’S RIGHT OF INDEMNITY UNDER SECTION 15.4(i) FOR BREACHES OF SECTION 5.19.

15.2.3
Full Understanding - Buyer covenants and agrees that it shall not attempt to avoid the effect of the indemnification made by it above by later arguing that at the time of the indemnification it did not fully appreciate the extent of any such Losses or Claims.

15.3
Buyer’s General Indemnity - Buyer shall, upon Closing, defend, indemnify, release and hold harmless Seller Group from and against any and all Losses and Claims in favor of any Person arising from or relating to:

(i)	Buyer’s breach of any of its representations and warranties in this Agreement or in any agreements or instruments executed by Buyer in connection herewith;

(ii)	Buyer’s breach of any of its covenants in and under this Agreement or in or under any agreements or instruments executed by Buyer in connection herewith; and

(iii)	the Assumed Obligations.

REGARDLESS OF WHETHER ANY OF SUCH LOSSES OR CLAIMS MAY BE ATTRIBUTABLE, IN WHOLE OR IN PART, TO THE STRICT LIABILITY OR NEGLIGENCE OF SELLER GROUP, BUYER OR THIRD PARTIES, WHETHER SUCH NEGLIGENCE IS ACTIVE OR PASSIVE, JOINT OR CONCURRENT, BUT EXCLUDING ANY SUCH LOSSES OR CLAIMS TO THE EXTENT ATTRIBUTABLE TO THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF SELLER GROUP.

15.4
Seller’s General Indemnity - Seller shall, upon Closing, defend, indemnify, release and hold harmless Buyer Group from and against any and all Losses and Claims in favor of any Person arising from or related to:

(i)
Seller’s breach of any of its representations and warranties in this Agreement or in any agreement or instrument executed by Seller in connection herewith pursuant to Section 9.6 (including the Conveyances);

(ii)	Seller’s breach of any of its covenants in and under this Agreement or in any agreement or instrument executed by Seller in connection herewith pursuant to Section 9.6 (including the Conveyances);

(iii)
subject to the provisions of Article 7 and Section 15.2.2, any and all duties and obligations of Seller, express or implied with respect to the Assets, or the use, ownership, operation or disposition of the Assets arising before (or otherwise attributable to periods, or to actions, occurrences or operations conducted prior to) the Effective Time under any theory of liability, including, without limitation, by virtue of the Leases, Easements, Contracts and/or any permit, applicable statute, rule, regulation or order of any Governmental Authority;

(iv)
subject to the provisions of Article 7 and Section 15.2.2, any Losses arising out of, or Claims for, damage to or property owned by a third party or for personal injury, illness, bodily injury, or death of any person arising before the Effective Time with respect to the ownership or operation of, or otherwise in connection with, the Assets;

(v)
subject to the provisions of Article 7 and Section 15.2.2, any other Losses or Claims arising directly or indirectly from, or incident to, the use, occupation, operation (including, but not limited to royalty and accounting claims) or maintenance of any of the Assets, and arising or accruing prior to the Effective Time;

(vi)
the failure of Seller, in its capacity, if any, as operator of the Assets, to properly pay when due all Taxes, royalties, overriding royalties, production payments, and, whether as operator or non-operator of the Assets, its own working interest payments as billed to it by the operator, in each case relating to the Assets and attributable to periods prior to the Effective Time;

(vii)	any Losses or Claims arising directly or indirectly from the Retained Assets; and

(viii)
subject to the provisions of Article 7 and Section 15.2.2, any liability or obligation relating to any lawsuits, arbitrations or similar proceedings pending as of the Closing as to which Seller is a party.

REGARDLESS OF WHETHER ANY OF SUCH LOSSES OR CLAIMS MAY BE ATTRIBUTABLE, IN WHOLE OR IN PART, TO THE STRICT LIABILITY OR NEGLIGENCE OF BUYER GROUP, SELLER OR THIRD PARTIES, WHETHER SUCH NEGLIGENCE IS ACTIVE OR PASSIVE, JOINT OR CONCURRENT, EXCLUDING ANY SOLE OR GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF BUYER GROUP; PROVIDED, HOWEVER, THAT SELLER’S OBLIGATION TO INDEMNIFY BUYER PURSUANT TO SECTIONS 15.4(I), (III), (IV) AND (V) ABOVE SHALL APPLY ONLY FOR A PERIOD OF TWELVE (12) MONTHS FOLLOWING THE CLOSING DATE, EXCEPT THAT SELLER’S OBLIGATION TO INDEMNIFY BUYER (x) UNDER SECTION 15.4(i) FOR BREACH OF SECTIONS 5.1, 5.2, 5.5 AND 5.13. (THE “FUNDAMENTAL REPRESENTATIONS”), (y) UNDER SECTIONS 15.4(II), (VI), (VII) AND (VIII), AND (z) FOR TAXES THAT ARE THE RESPONSIBILITY OF SELLER UNDER ARTICLE 11, SHALL IN EACH CASE SURVIVE INDEFINITELY.  THEREAFTER, SUBJECT TO THE PRECEDING SENTENCE, BUYER SHALL, PURSUANT TO SECTION 15.3, ASSUME RESPONSIBILITY FOR, AND SHALL ALSO AGREE TO PROTECT, DEFEND, INDEMNIFY AND HOLD HARMLESS SELLER GROUP FROM AND AGAINST ANY AND ALL LOSSES AND CLAIMS ARISING IN FAVOR OF ANY PERSON FOR PERSONAL INJURY, DEATH, DAMAGE TO PROPERTY OR FOR ANY OTHER LOSSES AND CLAIMS ARISING DIRECTLY OR INDIRECTLY FROM, OR INCIDENT TO, THE USE, OCCUPATION, OPERATION OR MAINTENANCE OF ANY OF THE ASSETS OR ANY OTHER LOSSES AND CLAIMS WHICH WOULD OTHERWISE BE SUBJECT TO SELLER’S GENERAL INDEMNITY UNDER SECTIONS 15.4(I), (III), (IV) and (V).

15.5
Limitation on Indemnification - Notwithstanding anything to the contrary contained herein, Seller shall have no obligation to indemnify Buyer unless, and then only to the extent that, (i) any individual claim exceeds Seventy Five Thousand Dollars ($75,000) per item and (ii) the aggregate losses to which Buyer would be entitled to indemnification (but for the provision of this Section 15.5) exceed a deductible equal to Three Hundred Seventy Five Thousand Dollars ($375,000). Notwithstanding anything to the contrary contained herein, Seller’s aggregate liability for the indemnification under Sections 15.4(i)-(vi) above shall not exceed Twelve Million Five Hundred  Thousand Dollars ($12,500,000), except for Seller’s liability for indemnification under Section 15.4(i) for breaches of the Fundamental Representations, which will be unlimited. Nothing in this Article 15 shall limit or otherwise modify the liability of Seller for breach of the special warranty of title set forth in the Conveyances.

15.6
Further Limitation on Indemnification - Neither Party shall have any obligation under Article 15 with respect to any amount which has already been taken into account and applied to or against the Cash Portion of the Purchase Price in the Closing Settlement Statement or the Post-Closing Statement, provided such Party has paid all amounts due pursuant to this Agreement.

15.7	Indemnification Procedures

15.7.1
General - All claims for indemnification under this Agreement shall be asserted and resolved pursuant to this Section 15.7.  Any person claiming indemnification hereunder is hereinafter referred to as the “Indemnified Party” and any person against whom such claims are asserted hereunder is hereinafter referred to as the “Indemnifying Party.”

15.7.2
Claim Notice - In the event that a Party wishes to assert a claim for indemnity hereunder, such Party shall with reasonable promptness provide to the Indemnifying Party a written notice of the indemnity claim it wishes to assert on behalf of itself or another Indemnified Party, including the specific details of and specific basis under this Agreement for its indemnity claim (a “Claim Notice”).  To the extent any losses for which indemnification is sought are asserted against or sought to be collected from an Indemnified Party by a third party, such Claim Notice shall include a copy of all papers served on the applicable Indemnified Party with respect to such Loss or Claim.  The failure of any Indemnified Party to give notice of a third party Loss or Claim as provided in this Section 15.7.2 shall not relieve the Indemnifying Party of its indemnity obligations except to the extent such failure prejudices the Indemnifying Party’s ability to defend against the third party Loss or Claim.

15.7.3
Notice Period - The Indemnifying Party shall have thirty (30) days from the personal delivery or receipt of the Claim Notice (the “Notice Period”) to notify the Indemnified Party (i) whether or not it disputes its liability hereunder with respect to such losses and/or (ii) with respect to any losses arising out of, associated with, or relating to third party Losses or Claims, whether or not it desires, at the sole cost and expense of the Indemnifying Party, to defend the Indemnified Party against any such losses.  In the event that the Indemnifying Party notifies the Indemnified Party within the Notice Period that it desires to defend the Indemnified Party against such losses, the Indemnifying Party shall have the right to defend all appropriate proceedings with counsel of its own choosing.  If the Indemnified Party desires to participate in, but not control, any such defense or settlement it may do so at its sole cost and expense.

15.7.4
Cooperation - If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate with the Indemnifying Party and its counsel in contesting any losses that the Indemnifying Party elects to contest or, if appropriate and related to the Loss or Claim in question, in making any counterclaims against the third party asserting such losses, or any cross-complaint against any third party (other than a Seller Indemnified Party, if the Indemnified Party is a Seller Indemnified Party; and other than a Buyer Indemnified Party, if the Indemnified Party is a Buyer Indemnified Party).  Such cooperation shall include the retention and provision to the Indemnifying Party of all records and other information that are reasonably relevant to the losses at issue.

15.7.5
Settlement - No third party Claim that is the subject of indemnification hereunder may be settled or otherwise compromised without the prior written consent of the Indemnifying Party.  No such claim may be settled or compromised by the Indemnifying Party without the prior written consent of the Indemnified Party unless such settlement or compromise (i) entails a full and unconditional release of the Indemnified Party (and any other members of the Indemnified Party’s group, i.e., all Seller Indemnified Parties or all Buyer Indemnified Parties) without any admission or finding of fault or liability and (ii) does not impose on the Indemnified Party any material non-financial obligation or any financial obligation that is not fully paid by the Indemnifying Party.

15.8
Exclusive Remedy - Seller and Buyer acknowledge and agree that from and after the Closing Date the indemnification provisions of this Article XV are the sole and exclusive remedy of Seller and Buyer for the breach of any representation or warranty or nonfulfillment of any covenant or agreement on the part of Seller or Buyer under this Agreement, and Seller does hereby release, acquit and forever discharge all Buyer Indemnified Parties and Buyer does hereby release, acquit, and forever discharge all Seller Indemnified Parties from any such other remedies; provided that the foregoing shall not be deemed to limit (a) the rights of the Parties to seek equitable remedies (including specific performance or injunctive relief) in the case of the breach by a Party of its obligations set forth in Section 8.1 and Article 9 or other damages in the case of common law actual fraud or (b) any claim or remedy against Seller for any breach of any special warranty of title set forth in any Conveyance.

ARTICLE 16

16.	CASUALTY LOSS

If prior to Closing any of the Assets are substantially damaged or destroyed by fire or other casualty (“Casualty Defect”), Seller shall notify Buyer promptly after Seller learns of such event.  In such case, damage or destruction will be deemed to be “substantial” where, with respect to any Asset having an Allocated Value in excess of $250,000, it either affects the value of such Assets by an amount that exceeds $250,000 or renders such specific Assets having a value in excess of $250,000 inoperable, or otherwise where the direct consequences of the damage or destruction exceeds $250,000.  Seller shall have the right, but not the obligation, to cure any such Casualty Defect by repairing such damage or, in the case of Equipment, replacing the damaged Equipment with equivalent items, no later than the Closing, insofar as the same are done to Buyer’s reasonable satisfaction.  If any Casualty Defect exists at Closing, at Seller’s option, Buyer shall proceed to purchase the damaged Assets, and the Non-Peeler Ranch Cash Consideration or the Peeler Ranch Cash Consideration, as the case may be, shall be reduced by the aggregate reduction in value of all affected Assets on account of such Casualty Defect.  In the event the Parties cannot agree on the value, the dispute shall be resolved in accordance with the dispute resolution provisions set forth in Section 19.3.  Notwithstanding any of the preceding provisions of this Article 16, all adjustments applicable to Casualty Defects shall be made prior to Closing which Closing shall be extended until resolution of any disputes relating to the Casualty Defects; provided, however, that if adjustments for alleged Casualty Defects do not, in the aggregate, exceed Three Million Dollars ($3,000,000), then Closing shall occur as to the other Assets that are not subject to the dispute (with the portion of the Assets subject to the dispute being excluded, and the Non-Peeler Ranch Cash Consideration or the Peeler Ranch Cash Consideration, as the case may be, reduced for the entire Allocated Values thereof) and the Parties  shall subsequently close and consummate the transaction as to the Assets made the subject of the dispute within ten (10) Business Days following the final resolution of the dispute.  Notwithstanding anything to the contrary contained in this Article 16, Seller shall be entitled to retain all insurance proceeds, if any, and claims against other parties relating to any such Casualty Defect.  For purposes of this provision, normal wear and tear shall not be considered a Casualty Defect.

ARTICLE 17

17.	NOTICES

All communications between Buyer and Seller required or permitted under this Agreement shall be in writing and addressed as set forth below.  Any communication or delivery hereunder must be given by an internationally recognized overnight delivery service for expedited delivery, transmitted via electronic mail or by facsimile transmission and shall be deemed to have been made and the receiving Party charged with notice, when received except that if received after 5:00 p.m. (in the recipient’s time zone) on a Business Day or if received on a day that is not a Business Day, such notice, request or communication will not be effective until the next succeeding Business Day.  All notices shall be addressed as follows:

BUYER	SELLER

[______________] [Note to Draft: Insert Pathfinder Onshore Energy Pty Ltd or the name of the Designee and insert the appropriate information in the blanks appearing below for such party]	MAGNUM HUNTER RESOURCES CORPORATION SHALE HUNTER, LLC 777 Post Oak Boulevard, Suite 650 Houston, Texas 77056
_______________________________	Attention: Kip Ferguson
_______________________________	Phone: (832) 203-4569
Attention: ____________________	Fax: (832) 369-6992
Phone: ____________________	Email: kferguson@magnumhunterresources.com
Fax: ____________________
Email: ____________________
MAGNUM HUNTER PRODUCTION, INC. ENERGY HUNTER PARTNERS 2012-A DRILLING & PRODUCTION FUND, LTD.
Whose registered office in the State of Texas is: _____________________________ _____________________________ _____________________________	777 Post Oak Boulevard, Suite 650 Houston, Texas 77056 Attention: James Denny Phone: (740) 760-0573 Fax: (859) 263-4228 Email: jdenny@magnumhunterresources.com

with a copy to:	With copies to:

NEW STANDARD ENERGY LIMITED	MAGNUM HUNTER RESOURCES CORPORATION
777 Post Oak Blvd., Suite 650
Level 2, 7 Ventnor Ave	Houston, Texas 77056
West Perth, WA 6005, Australia	Attention: Paul Johnston, Senior Vice President and General Counsel
Attention:____________________	Phone: (832) 203-4355
Phone: ____________________	Fax: (832) 369-6992
Fax: ____________________	Email: pjohnston@magnumhunterresources.com
Email: ____________________
MAGNUM HUNTER RESOURCES CORPORATION
777 Post Oak Blvd., Suite 650 Houston, Texas 77056 Attention: Ginny Kadlick – Land Phone: (832) 203-4557 Fax: (832) 369-6992 Email: gkadlick@magnumhunterresources.com

ARTICLE 18

18.	TERMINATION

18.1	Termination - This Agreement and the transactions contemplated hereby may be terminated at any time prior to the Closing:

(a)	by the mutual written agreement of Buyer and Seller;

(b)
by written notice from either Buyer or Seller if Closing has not occurred on or before 10 February 2014; provided, however, that no Party may terminate this Agreement pursuant to this Section 18.1(b) if such Party’s breach of its representations and warranties or its failure to comply with its obligations or covenants under this Agreement caused the Closing not to occur on or before the above date;

(c)
by written notice from any Party if such Party becomes aware of a material breach by any other party hereto of its representations and warranties, or the failure of such other party to comply with any of its obligations or covenants under this Agreement in any material respect;

(d)	by written notice from either Buyer or Seller if the aggregate sum of the Casualty Defect amount pursuant to Article 16 exceeds Three Million Dollars ($3,000,000).

18.2
Liabilities Upon Termination; Deposit Amount - If this Agreement terminates, as described in Section 18.1 above, then the entire Deposit, plus the actual interest earned thereon, shall be returned and paid to Buyer and all obligations of the Parties under this Agreement shall thereafter terminate and be of no further force and effect, except that the provisions of Sections 19.4 and 19.5 shall survive; provided, however, that if this Agreement is terminated because of either:

(a)
a willful or intentional breach of this Agreement by Seller or because Buyer’s conditions to Closing are not satisfied as a result of Seller’s willful or intentional failure to comply with its obligations under this Agreement (and, as a result, Buyer elects to terminate this Agreement under Section 18.1(b) above), then Buyer shall be entitled to the immediate return of the Deposit, plus the actual interest earned thereon, and shall also be entitled to pursue all remedies available at law for damages or other relief, in equity or otherwise, including without limitation, its right to obtain specific performance pursuant to Section 19.10; or

(b)
a willful or intentional breach of this Agreement by Buyer or because Sellers’ conditions to Closing are not satisfied as a result of Buyer’s willful or intentional failure to comply with its obligations under this Agreement (and, as a result, Seller elects to terminate this Agreement under Section 18.1(b) above), then Seller shall be entitled to (i) retain the Deposit, plus the actual interest earned thereon as liquidated damages (and the Parties hereby acknowledge that the extent of damages to Seller occasioned by such breach or default or failure to proceed by Buyer would be impossible or extremely impractical to ascertain and that the Deposit, plus the actual interest earned thereon, is a fair and reasonable estimate of such damage), and/or (ii) pursue any and all remedies available at Law or in equity (including specific performance pursuant to Section 19.10).

ARTICLE 19

19.	MISCELLANEOUS

19.1
Entire Agreement - This Agreement (together with all Exhibits and Schedules attached hereto and incorporated herein), any residual obligations under the Option Agreement on and from the Execution Date and that certain Confidentiality Agreement dated September 13, 2013, by and between Magnum Hunter Resources Corporation and Pathfinder Energy Pty Ltd constitute the entire agreement among the Parties.  Any previous negotiations or communications among the Parties are merged herein.

19.2
Survival - This Agreement shall be binding upon and shall inure to the benefit of the undersigned and their respective permitted successors and assigns, and may be supplemented, altered, amended, modified, or revoked by writing only, signed by both Parties.  The representations and warranties made by Seller under Article 5 or otherwise shall continue in full force and effect for a period of twelve (12) months from and after the Closing Date, except for the Fundamental Representations, which shall survive indefinitely.  All promises, agreements, releases, and indemnities made in this Agreement or in the Conveyances to be performed after Closing, together with all representations and warranties made by Buyer in this Agreement, shall survive Closing without limitation, subject however to applicable statutes of limitations.

19.3
Selected Expert Determination - Any disputes under Section 10.4 and Article 16 that specifically refer to this Section 19.3 shall be resolved by expert determination by a qualified certified practicing accountant with at least ten (10) years’ experience in the regional area in which the Assets are located, who shall be selected by mutual agreement of Buyer and Seller within fifteen (15) Business Days after referral of the disputed matter to expert determination, and absent such agreement the expert shall be appointed by the International Centre for Expertise in accordance with the provisions for the appointment of experts under the Rules of Expertise of the International Chamber of Commerce (the “Expert”).  The Expert shall not have been employed by or performed services to Seller or Buyer for a period of five (5) years prior to the Closing Date.  .  The Expert’s determination shall be made within fifteen (15) Business Days after submission of the matters in dispute and shall be final and binding upon the Parties, without right of appeal.  Additionally, the Expert may consult with and engage disinterested third parties to advise the Expert.  The Expert shall act as an expert for the limited purpose of determining the specific dispute referred to the Expert and may not award damages, interest or penalties to any Party with respect to any matter.  Seller and Buyer shall each bear its own respective legal fees and other costs of presenting information to the Expert.  Seller, on one part, and Buyer, on the other part, shall bear one-half of the costs and expenses of the Expert, including any costs incurred by the Expert that are attributable to any third party consultation.  Except as expressly set forth above, no other dispute under this Agreement shall be resolved by expert determination, except by the mutual agreement of the Parties.

19.4	Choice of Law; Jurisdiction; Waiver of Jury Trial

(a)
THIS AGREEMENT AND ITS PERFORMANCE SHALL BE CONSTRUED IN ACCORDANCE WITH, AND GOVERNED BY, THE LAWS OF THE STATE OF TEXAS, WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES THAT WOULD RESULT IN THE APPLICATION OF THE LAWS OF A DIFFERENT JURISDICTION.

(b)
ANY CLAIM OR CAUSE OF ACTION ARISING FROM THIS AGREEMENT SHALL BE BROUGHT IN THE STATE OR FEDERAL DISTRICT COURT OF HARRIS COUNTY, TEXAS.  EACH PARTY CONSENTS TO PERSONAL JURISDICTION IN ANY LEGAL ACTION, SUIT OR PROCEEDING WITH RESPECT TO THIS AGREEMENT IN ANY COURT, FEDERAL OR STATE, WITHIN HARRIS COUNTY, TEXAS, HAVING SUBJECT MATTER JURISDICTION AND WITH RESPECT TO ANY SUCH CLAIM, EACH PARTY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY CLAIM, OR ANY OBJECTION THAT SUCH PARTY MAY NOW OR HEREAFTER HAVE, THAT VENUE OR JURISDICTION IS NOT PROPER WITH RESPECT TO ANY SUCH LEGAL ACTION, SUIT OR PROCEEDING BROUGHT IN SUCH COURT IN HARRIS COUNTY, TEXAS, INCLUDING ANY CLAIM THAT SUCH LEGAL ACTION, SUIT OR PROCEEDING BROUGHT IN SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM AND ANY CLAIM THAT SUCH PARTY IS NOT SUBJECT TO PERSONAL JURISDICTION OR SERVICE OF PROCESS IN SUCH HARRIS COUNTY, TEXAS FORUM.

(c)	EACH PARTY AGREES THAT IT HEREBY IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION TO ENFORCE OR INTERPRET THE PROVISIONS OF THIS AGREEMENT.

19.5
Assignment - No Party shall assign or otherwise transfer all or any part of this Agreement to any Person, nor shall any Party delegate any of its rights or duties hereunder to any Person, without the prior written consent of the other Party (which consent may be granted or withheld at such Party’s sole discretion), and any transfer or delegation made without such consent shall be void; provided, however, that nothing in this Section 19.5 shall be deemed to limit Buyer’s ability to assign, transfer, sell or otherwise dispose of any portion of the Assets from and after Closing to a third Person.  If a Party seeking to assign or transfer all or any part of this Agreement to another Person (an “assigning Party”) (a) obtains the written consent from the other Party and (b) delivers to such other Party an instrument (in form and substance reasonably acceptable to such other Party) evidencing such other Person’s express assumption of all obligations of the assigning Party under this Agreement, the assigning Party shall be novated from its obligations under this Agreement.

19.6
No Admissions - Neither this Agreement, nor any part hereof, nor any performance under this Agreement shall constitute or be construed as a finding, evidence of, or an admission or acknowledgment of any liability, fault, or past or present wrongdoing, or violation of any Law by either Seller or Buyer or by their respective officers, directors, employees, or agents.

19.7
Waivers and Amendments - Except for waivers specifically provided for in this Agreement, a waiver of any rights hereunder will be valid only if set forth in a writing signed by the Party to be bound thereby. This Agreement may not be amended except by an instrument in writing signed by both Parties.

19.8
Counterparts - This Agreement may be executed by Buyer, Seller and NSE in any number of counterparts, each of which shall be deemed an original instrument, but all of which together shall constitute one and the same instrument.  Execution can be evidenced by facsimile or electronic mail transmission of signatures pages with original signature pages to promptly follow in due course.

19.9
Third-Party Beneficiaries - Neither this Agreement nor any performances hereunder by Seller or Buyer shall create any right, claim, cause of action, or remedy on behalf of any person not a party hereto, except the rights expressly provided to the Persons described in Article 15, provided, however, only Seller can assert a claim for indemnity hereunder on behalf of Seller Group and only Buyer can assert a claim for indemnity hereunder on behalf of Buyer Group.

19.10
Specific Performance - Subject to the provisions of Article 18, Buyer and Seller acknowledge and agree that Seller or Buyer would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement by the other Party could not be adequately compensated in all cases by monetary damages alone.  Accordingly, in addition to any other right or remedy to which Seller and Buyer may be entitled, at law or in equity, they shall be entitled to enforce any provision of this Agreement by a decree of specific performance. No Party shall be required to provide any bond or other security in connection with seeking an injunction or injunctions to enforce specifically the terms and provisions of this Agreement.

19.11
Public Communications - After the Execution Date and after Closing, either Party may make a press release or public communication concerning this transaction; provided, however, any such press release or public communication is subject to the other Party’s prior review and written approval, which approval will not be unreasonably withheld or delayed; provided further, however, that, if Buyer, on the one hand, or Seller, on the other is required by law or the rules of the New York Stock Exchange or other United States or Australian national securities exchange to make such public announcement or statement, then the same may be made without the approval of the other Party, but only to the extent the name of the other Party is omitted from such announcement or statement; provided further that no such review or approval of Buyer shall be required for any periodic or other report of Seller or its Affiliates filed with the Securities and Exchange Commission disclosing the execution or Closing of this Agreement.

19.12
Headings - The headings of the Articles and Sections of this Agreement are for guidance and convenience of reference only and shall not limit or otherwise affect any of the terms or provisions of this Agreement.

19.13
Expenses - Except as provided in the Option Agreement, each of the Parties shall pay its own fees and expenses incident to the negotiation and preparation of this Agreement and consummation of the transaction contemplated hereby, including brokers’ fees.  Buyer shall be responsible for the cost of all Taxes and fees for the recording of the Conveyances relating to the Assets.  Except as provided in the Option Agreement, all other costs shall be borne by the Party incurring them.

19.14
Waiver of Consumer and Other Rights - Seller and Buyer intend that Buyer’s rights and remedies with respect to the transaction contemplated by this Agreement and with respect to all acts or practices of Seller, past, present or future, in connection with the transaction contemplated by this Agreement shall be governed by legal principles other than the Texas Deceptive Trade Practices Consumer Protection Act, Tex. Bus. & Com. Code Ann. §17.41, et seq. (Vernon 1987) (the “DTPA”) or similar laws in other states.  BUYER WAIVES IT RIGHTS UNDER THE DTPA SPECIFICALLY INCLUDING SECTION 17.41 ET. SEQ., VERNON’S TEXAS CODE ANNOTATED, BUSINESS AND COMMERCE, A LAW THAT GIVES CONSUMERS SPECIAL RIGHTS AND PROTECTIONS, OR ANY SIMILAR STATE OR FEDERAL LAW.  AFTER AN OPPORTUNITY TO CONSULT WITH AN ATTORNEY OF ITS OWN SELECTION, BUYER ACKNOWLEDGES THAT THE DISCLAIMERS AND WAIVERS GIVEN IN AND UNDER THIS AGREEMENT SHALL BE CONSIDERED MATERIAL AND INTEGRAL PARTS OF THIS AGREEMENT, WITH CONSIDERATION GIVEN THEREFOR, AND ACKNOWLEDGES THAT ALL DISCLAIMERS AND WAIVERS ARE “CONSPICUOUS” AND HAVE BEEN BROUGHT TO THE ATTENTION OF BUYER, AND THAT BUYER HAS VOLUNTARILY AND KNOWINGLY CONSENTED TO ALL DISCLAIMERS AND WAIVERS.  Buyer hereby warrants and represents to Seller, as of the date hereof and as of the Closing Date, that (i) Buyer is not in a significantly disparate bargaining position, (ii) Buyer has been represented by legal counsel in connection with the transaction contemplated by this Agreement, which transaction does not involve the purchase or lease of a family residence occupied or to be occupied as a residence, and which transaction is for a consideration paid or to be paid that exceeds $500,000.00 and (iii) Buyer or Controller of Buyer is a business consumer with assets of $5,000,000.00 or more according to Buyer’s most recent financial statement prepared in accordance with GAAP and has knowledge and experience in financial and business matters that enable Buyer to evaluate the merits and risks of the transaction.  Buyer acknowledges that the Purchase Price is predicated upon this waiver of the DTPA and similar laws in other states and the inapplicability of the DTPA and similar laws in other states and Buyer’s representations and warranties contained in this Section 19.14, and Seller, in determining to proceed with entering into this Agreement, has expressly relied upon this waiver and the inapplicability of the DTPA and similar laws in other states and Buyer’s representations and warranties contained in this Section 19.14.

19.15
NSE Guaranty – NSE hereby unconditionally and irrevocably guarantees the complete and timely performance by Buyer of all of Buyer’s obligations under this Agreement and the Transition Services Agreement in accordance with their respective terms.

19.16
MHR Guaranty – MHR hereby unconditionally and irrevocably guarantees the complete and timely performance by each Seller of all of their respective obligations under this Agreement in accordance with their respective terms.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date indicated for such Party under its respective signature block below.

“SELLER”

SHALE HUNTER, LLC

By:
Name:
Title:
Date:

MAGNUM HUNTER RESOURCES CORPORATION

By:
Name:
Title:
Date:

MAGNUM HUNTER PRODUCTION, INC.

By:
Name:
Title:
Date:

ENERGY HUNTER PARTNERS 2012-A DRILLING & PRODUCTION FUND, LTD.

By: Magnum Hunter Production, Inc., General Partner

By:
Name:
Title:
Date:

Signature Page
Purchase and Sale Agreement

“BUYER”

[_________________] [Note to Draft: Insert Pathfinder Onshore Energy Pty Ltd or the name of the Designee]

By:
Name:
Title:
Date:

This Agreement has been executed by NSE solely for the limited purposes set forth herein.

“NSE”

NEW STANDARD ENERGY LIMITED

By:
Name:
Title:

Signature Page
Purchase and Sale Agreement

Exhibit 2.3

EXHIBIT “E”

Attached to and made part of that certain
Purchase and Sale Agreement by and among
Shale Hunter, LLC, Magnum Hunter Resources Corporation,
Magnum Hunter Production, Inc., and
Energy Hunter Partners 2012-A Drilling & Production Fund, Ltd., as “Seller”, and
[____________], as “Buyer”

TRANSITION SERVICES AGREEMENT

THIS TRANSITION SERVICES AGREEMENT (this “Agreement”), dated [________][•], 201[_], between Shale Hunter, LLC, a Delaware limited liability company (“Operator”), and [____________], a [_____________] (“Buyer”).  Buyer and Operator are sometimes referred to below individually as a “Party” or collectively as the “Parties”.

W I T N E S S E T H:

WHEREAS, pursuant to that certain Purchase and Sale Agreement dated as of [________] [•], 201[_], by and between Shale Hunter, LLC, Magnum Hunter Resources Corporation, Magnum Hunter Production, Inc., and Energy Hunter Partners 2012-A Drilling & Production Fund, Ltd. (collectively, “Seller”), as “Seller”, and [___________], as “Buyer” (as the same may be amended pursuant to the terms thereof, the “Purchase Agreement”), Buyer has agreed to purchase from Seller, and Seller has agreed to sell to Buyer, all of the Assets (capitalized terms used in this Agreement that are not otherwise defined herein shall have the respective meanings ascribed to them in the Purchase Agreement).

WHEREAS, in order to facilitate an orderly transfer of the Assets from Seller to Buyer, Buyer has requested that Operator provide Buyer certain services with respect to the Assets (which services are described in Exhibit A), and Operator has agreed to provide such services to Buyer, for a period of time after Closing pursuant to the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises, the covenants set forth herein and the benefits to be derived herefrom, the Parties hereby agree as follows:

1.             Services.  Pursuant to the terms hereof, Operator agrees to provide for the benefit of Buyer each of the services described in Exhibit A (each service, a “Service”, and, collectively, the “Services”).  Each Service shall be provided in accordance with Law, in all material respects, and for a period of time commencing on the date of this Agreement and terminating on the Service Termination Date for such Service.  Except with respect to the Consulting Services set forth in Exhibit A, (a) the Services shall be substantially similar in nature, quantity and quality to the Services previously performed by Operator with respect to the Assets during the time period before the Closing Date, and (b) Operator shall not be obligated to provide any Services that Operator did not perform with respect to the Assets for its account immediately prior to the Closing Date.  In the event of a dispute over the nature, quantity or quality of the Services, the prior practice of Operator with respect to the Services previously performed by Operator with respect to the Assets shall be conclusive as to the nature, quantity and quality of the Services required under this Agreement.  Without limiting the generality of the foregoing, Buyer acknowledges and agrees that Operator shall not be required to provide or prepare any report, information, statement or other accounting function in connection with performing any of the Accounting Services in accordance with any standard other than generally accepted accounting principles adopted and recognized in the United States of America.  At Operator’s election, all or any part of the Services may be performed or provided by any Affiliate or Affiliates of Operator or any third-party service provider engaged by Operator, in each case who has historically provided the applicable Service to or on behalf of Operator.  To the extent any Services are performed or provided by an Affiliate of Operator or any such third-party service provider, such Services shall nonetheless be considered as having been performed or provided by Operator hereunder.

Exhibit “E”, Page 1

2.             Service Fees; Reimbursement of Out-of-Pocket Costs and Expenses.

(a)           On the date hereof and on the first day of each calendar month thereafter during the Transition Period, Buyer shall pay to Operator (i) a fixed monthly fee in the amount of Fifty Thousand Dollars (US $50,000), which amount is subject to change pursuant to Section 3(b)(iii) (“Service Fee”) and (ii) an hourly rate for providing certain Accounting Services as more particularly set forth in Exhibit C.  If this Agreement commences on a day other than the first day of a calendar month or terminates on a day other than the last day of a calendar month, then the Service Fee to be paid to Operator for such month shall be prorated.

(b)           Buyer shall reimburse Operator for all reasonable out-of-pocket costs and expenses Operator (or any Affiliate of Operator or third-party service provider) incurs in connection with performing the Services hereunder, including, without limitation, for personnel travel, long-distance telephone, photocopying, delivery charges and similar costs and expenses.

(c)           Operator shall provide Buyer with an invoice for out-of-pocket costs and expenses that Operator and each Affiliate providing a Service hereunder have incurred and are covered by Section 2(b) above (which costs and expenses shall be detailed in the invoice) and Buyer shall pay to Operator the amount provided in such invoice within ten (10) Business Days after its receipt of such invoice.

(d)           Taxes assessed or levied on the goods or services provided under this Agreement, including any value-added tax, goods and services tax, sales or use tax, well service tax or similar taxes, whether collected by a supplier of such goods or services to Operator or paid directly by Operator to a taxing authority or based on Operator’s charges to Buyer or otherwise, shall be for the account of and paid by Buyer either directly to the taxing authority or paid to Operator as a reimbursement of any such taxes paid by Operator.  If any goods or services provided under this Agreement are taxable, Operator’s billings shall segregate the taxable and nontaxable fees.  In addition to the foregoing, Buyer shall pay and be responsible for all property and ad valorem taxes and all production, severance, excise, gathering or similar taxes with respect to the Interests and the Wells.  Without limiting the generality of the immediately preceding sentence, to the extent Operator pays any of such taxes, Buyer shall promptly reimburse Operator for the same.

Exhibit “E”, Page 2

3.             Periodic review of Services and Service Fee. Within seven (7) days prior to the expiry of each successive six-month period occurring during the Transition Period and beginning on the commencement of this Agreement (each a “Service Period”), Buyer will notify Operator as to whether or not it requires each relevant category of Services provided during the then-current Service Period to be provided in the subsequent Service Period and to the extent that:

(a)           there is no change to the Services required during that subsequent Service Period, the Service Fee in relation to it will remain the same;

(b)           Buyer notifies Operator that it no longer requires a certain category of Services (“Redundant Services”) to be provided with respect to that subsequent Service Period:

(i)           Operator will have no right or be under any obligation to provide the Redundant Services past the end of the then-current Service Period;

(ii)          the last day of such then-current Service Period will be the Service Termination Date for the Redundant Services;

(iii)         the Parties will in good faith meet to negotiate whether the amount of the Service Fee should be revised (and, if the Parties agree that the amount of the Service Fee should be revised, the Service Fee shall be changed to such revised amount); and

(c)           Buyer notifies Operator that all of the Services are to become Redundant Services, this Agreement will terminate as at the expiry of such then-current Service Period.

4.             Information Necessary to Perform the Services.  Any information and assistance reasonably necessary for Operator to perform or cause to be performed a Service shall be promptly provided by Buyer.

5.             Hardware Equipment.  Other than to the extent specifically contemplated in subparagraph 2(h) of Exhibit A, nothing herein shall be construed as requiring Operator to acquire any additional equipment beyond its current inventory.

6.             Disclaimer of Warranties, Indemnification and Liability Limitations.

(a)           Notwithstanding anything contained herein to the contrary, Operator makes no, and disclaims all, representations and warranties, express or implied, with respect to the performance of the Services, including, without limitation, any representation or warranty of merchantability or fitness for a particular purpose, all of which are hereby expressly excluded and disclaimed.  No member of the Seller Group shall be liable to any member of the Buyer Group, whether in contract, tort (including negligence and strict liability), or otherwise, for any special, indirect, incidental, consequential, exemplary or punitive damages, or damages for lost profits, damage to reputation or loss of goodwill, which in any way arise out of, relate to, or are a consequence of, its performance or nonperformance hereunder.

Exhibit “E”, Page 3

(b)           Buyer hereby agrees to indemnify, defend and hold harmless the Seller Group from and against any and all Claims incurred by or asserted against any member of the Seller Group that arise out of, result from or relate to any act or omission performed or omitted in connection with the Services or under or on account of this Agreement, INCLUDING ANY CLAIM ARISING OUT OF, RESULTING FROM OR RELATING TO, SOLELY OR IN PART, THE SOLE, ACTIVE, PASSIVE, CONCURRENT OR COMPARATIVE NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OR VIOLATION OF LAW OF OR BY OPERATOR, ANY THIRD-PARTY SERVICE PROVIDER PROVIDING SERVICES HEREUNDER OR ANY OTHER MEMBER OF THE SELLER GROUP; provided, however, that Buyer shall not be obligated to indemnify, defend or hold harmless any member of the Seller Group to the extent any Claim arises out of, results from or relates to the gross negligence or willful misconduct of Operator or any member of the Seller Group providing the Services hereunder.

(c)           Operator hereby agrees to indemnify, defend and hold harmless the Buyer Group from and against any and all Claims incurred by or asserted against any member of the Buyer Group to the extent such Claims arise out of, result from or relate to the gross negligence or willful misconduct of Operator or any member of the Seller Group providing Services under this Agreement.

(d)           The amount of any Claims payable under Section 6(b) by Buyer shall be net of any amounts recovered by Operator under applicable insurance policies or from any other Person alleged to be responsible therefor.  If Operator receives any amounts under applicable insurance policies, or from any other Person alleged to be responsible for any Claims, subsequent to an indemnification payment by Buyer, then Operator shall promptly reimburse Buyer for any payment made or expense incurred by Buyer in connection with providing such indemnification payment up to the amount received by Operator, net of any expenses incurred by Operator in collecting such amount.

7.             Term.  The Services to be provided pursuant to the terms of this Agreement shall commence upon the Closing Date and, unless otherwise agreed in writing by the Parties, shall terminate on the first (1st) anniversary thereof; provided, however, that (a) Buyer shall have the right to terminate this Agreement (and the provision of all of the Services under it) either (i) as contemplated in Section 3(c) or (ii) otherwise at any time prior to the expiration of the Transition Period by delivering Operator not less than five (5) days’ prior written notice of its intent to terminate this Agreement, (b) in the event Buyer (i) breaches its obligation to pay Operator any sum of money due to Operator hereunder and fails to cure such breach within fourteen (14) days after receiving written notice therefor from Operator or (ii) materially breaches any other obligation under this Agreement, Operator shall have the right to terminate this Agreement as to all of the Services by delivering Buyer written notice thereof and (c) in the event of a change of control of either Operator or Buyer (other than by way of a solvent reconstruction of Buyer Group), Operator shall have the right to terminate this Agreement as to all of the Services at any time after such event and prior to the expiration of the Transition Period by delivering Buyer five (5) days’ prior written notice of its intent to terminate this Agreement (the date on which this Agreement terminates pursuant to this Section 7 with respect to all the Services being the “TSA Termination Date”; and the period of time from the Closing Date until the TSA Termination Date being the “Transition Period”).  If (i) Operator terminates this Agreement pursuant to Section 7(b), (ii) Buyer terminates all of the Services pursuant to Section 7(a) or (iii) either Party terminates this Agreement pursuant to Section 7(c), Operator shall promptly refund to Buyer the prorated portion, if any, of the Service Fee Buyer paid pursuant to Section 2(a) for the remainder, if any, of the calendar month in which such termination occurs and any amounts standing to Buyer’s credit in the Bank Account (other than where such amounts have been allocated to pay invoices for goods and services acquired up to the TSA Termination Date); provided, however, Operator shall not be obligated to refund, but shall be entitled to retain and withdraw from the Bank Account upon such termination, all outstanding amounts at such termination that Buyer has failed to timely pay to Operator pursuant to Section 2(c) or 2(d).  For purposes of this Section 7, the term “change in control” shall mean, with respect to a Party (or its ultimate parent), each occurrence of either (i) the acquisition, directly or indirectly, by any Person or group of beneficial ownership of more than 50% of the aggregate outstanding voting power of the limited liability company or other equity interests in such Party (or its ultimate parent); or (ii) (A) such Party (or its ultimate parent) consolidates with or merges into another entity or conveys, transfers or leases all or substantially all of its property and assets to any Person, or (B) any entity consolidates with or merges into such Party (or its ultimate parent), which in either event (A) or (B) is pursuant to a transaction in which the outstanding limited liability company or other equity interests in such Party (or its ultimate parent) is reclassified or changed into or exchanged for cash, securities or other property.

Exhibit “E”, Page 4

8.             Cash Management.

(a)           Buyer acknowledges and agrees that the Services involve making payments, purchases, disbursements and other expenditures and that Buyer will be solely liable for making or failing to make the same.  Without limiting the generality of the foregoing, (i) Buyer shall, at its option, either (A) promptly transfer funds to the Bank Account to cover any payments, purchases, disbursements or other expenditures to be made in connection with performing the Services or (B) choose to make the same directly from its own funds and (ii) Operator shall not be required to make any payment, purchase, disbursement or other expenditure on Buyer’s behalf if the balance of funds held in the Bank Account are insufficient to make such payment.  Except in cases Operator reasonably believes constitute an emergency and except to the extent (i) contemplated under subparagraph 2 of Exhibit A or (ii) required under the terms of a contract entered into in accordance with Section 12(f) and subparagraphs 2(i) and (j) of Exhibit A, Operator will not make any payment, purchase, disbursement or other expenditure on Buyer’s behalf having a value in excess of $10,000 without first providing reasonable details of the same to Buyer and obtaining Buyer’s approval in writing.

(b)           As soon as practicable after the commencement of the Transition Period, Operator shall establish and thereafter maintain a bank account in the name of Buyer (the “Bank Account”), for the purposes of accumulating receipts and disbursing payments contemplated pursuant to this Agreement.  Operator shall not cause any funds to be transferred to any Affiliate of Operator except for (a) receipts attributable to the Assets for periods prior to the Effective Time, (b) receipts attributable to Retained Assets and (c) the amount of any and all direct costs or expenses (including capital expenditures) attributable to the ownership, exploration, maintenance, development, production and operation of the Assets which Seller or any of its Affiliates paid after Closing.  Operator shall not cause any funds of the Bank Account to be disbursed except as provided in this Agreement.  In no event shall funds of the Bank Account or otherwise related to the Assets from and after the date hereof be commingled with any other funds or accounts of Operator or any Affiliate of Operator and Operator shall promptly notify Buyer if funds in the Bank Account are not sufficient to cover pending disbursements.

Exhibit “E”, Page 5

9.             Consultation with Buyer.  From time to time during the Transition Period, Operator shall consult with Buyer with respect to the Services being provided herein and shall act in accordance with reasonable instructions, if any, provided by the designees of Buyer (designated by Buyer to Operator in writing) in connection with the Services and Operator shall be entitled to rely upon any written or oral instructions received from such designees unless Operator knows such instructions are not within the terms of their designated authority.

10.           Access.

(a)           Subject to the terms and conditions of this Section 10, for so long as Operator or its affiliates have the right to occupy its existing space at its current offices at 777 Post Oak Boulevard, Suite 650, Houston, Texas  77056 (the “Operator Location”) during the Transition Period, Buyer, at its sole cost and expense, shall have the right to designate one (1) individual who will have reasonable access to, and use of, a work space designated by Operator from time to time at the Operator Location for the sole purposes of (i) evaluating the operation and development of the Assets and any additional oil and gas interests Buyer acquires within the Eagle Ford Shale area with Operator’s assistance pursuant to subparagraph 6(f) of Exhibit A; (ii) receiving training that is reasonable in scope from Operator’s personnel at such reasonable times in connection with the operation and maintenance of the Assets and related matters; and (iii) liaising with Operator’s personnel responsible for performing the Services as to the conduct of such Services; and (iv) liaising with Operator’s personnel responsible for performing the Drilling and Operations Services and Consulting Services in connection with the identification, investigation, assessment and acquisition of prospective acreage within the Eagle Ford Shale area, including the drilling, completion and stimulation of additional oil and gas wells within the Leases.

(b)           Buyer shall promptly notify Operator in writing of the name and position, along with any appropriate curricula vitae, of the individual that Buyer proposes to locate at the Operator Location.  Operator shall provide such individual, within [ten (10)] days following Operator’s receipt of such notice regarding such individual, reasonable access to, and use of, (i) a work space and equipment at the Operator Location to allow such individual to actively participate in the evaluation and development of the Assets.

(c)           Such individual shall (i) remain an employee of Buyer or the Affiliate of Buyer, as applicable, (ii) be subject to and comply with all aapplicable Laws and other practices established by any applicable Governmental Authority or by Operator from time to time for its employees, (iii) not interfere unduly with the business operations of Operator and (iv) not hold himself or herself as an officer, director, manager, agent or employee of Operator.  Operator shall, upon execution of this Agreement, provide a copy of its applicable rules, regulations and policies to Buyer and shall promptly provide a copy of any revisions to such rules, regulations and policies.

Exhibit “E”, Page 6

11.           Insurance.  Buyer shall carry or provide insurance as outlined in Exhibit B.

12.           General Provisions.

(a)           This Agreement shall inure to the benefit and shall be binding upon the Parties, their respective successors and assigns; provided, however, that, without limiting the right of Operator to delegate all or a portion of the Services pursuant to Section 1, this Agreement and all rights and obligations hereunder cannot be assigned by either Party without the prior written consent of the other Party, which consent will not unreasonably be withheld.

(b)           This Agreement constitutes the entire agreement and understanding between the Parties and supersedes all prior agreements, whether written or oral, with respect to the subject matter hereof.  This Agreement may be amended or modified only by written instrument executed by Buyer and Operator.

(c)           The provisions of this Agreement shall be governed by and construed in accordance with the laws of the State of Texas without reference to the conflict of law principles thereof.

(d)           Any provision in this Agreement that might otherwise be invalid or unenforceable because of the contravention of any applicable Law shall be deemed to be amended to the extent necessary to remove the cause of such invalidation or unenforceability, and such provision, as amended, shall remain in full force and effect.

(e)           Unless otherwise expressly provided in this Agreement, all notices required or permitted hereunder shall be in writing and deemed sufficiently given for all purposes hereof if (i) delivered in person, by courier or by registered or certified United States Mail to the Person to be notified, with receipt obtained, or (ii) sent by facsimile, with “answer back” or other “advice of receipt” obtained, in each case to the appropriate address or number as set forth below.  Each notice shall be deemed effective on receipt by the addressee as aforesaid; provided that, notice received by facsimile after 5:00 p.m. at the location of the addressee of such notice shall be deemed received on the first Business Day following the date of such electronic receipt.  Notices to Operator shall be addressed as follows:

Shale Hunter, LLC
c/o Magnum Hunter Resources Corporation
777 Post Oak Boulevard, Suite 650
Houston, Texas 77056
Attention:  Paul Johnston – General Counsel
Facsimile:  (832) 369-6992

With a copy to:

Magnum Hunter Resources Corporation
777 Post Oak Boulevard, Suite 650
Houston, Texas 77056
Attention:  Joseph Daches – Chief Financial Officer
Facsimile:  [(___) ___-____]

Exhibit “E”, Page 7

Magnum Hunter Resources Corporation
777 Post Oak Boulevard, Suite 650
Houston, Texas 77056
Attention:  H.C. “Kip” Ferguson III – Executive Vice President of Exploration
Facsimile:  (832) 369-6992

Magnum Hunter Resources Corporation
777 Post Oak Boulevard, Suite 650
Houston, Texas 77056
Attention:  Ginny Kadlick
Facsimile:  (832) 369-6992

or at such other address or to such other facsimile number and to the attention of such other Person as Operator may designate by written notice to Buyer.  Notices to Buyer shall be addressed to:

[___________________]
[___________________]
[___________________]
[___________________]
Attention: [___________]
Facsimile:  [___________]

or at such other address or to such other facsimile number and to the attention of such other Person as Buyer may designate by written notice to Operator.

(f)           Operator and Buyer shall each act solely as independent contractors, and nothing herein shall at any time be construed to create the relationship of employer and employee, partnership, principal and agent, broker or finder, or joint venturers as between Operator and Buyer.  Except as expressly provided herein, neither Party shall have any right or authority, and, except to the extent contemplated in subparagraphs 2(i) and (j) of Exhibit A, shall not attempt to enter into any contract, commitment or agreement or incur any debt or liability of any nature, in the name of or on behalf of the other.  The Parties agree that the employees who perform Services under Section 1 of this Agreement are employees of Operator or the Person providing the Service, as the case may be.

(g)           Except as expressly provided herein, nothing in this Agreement shall entitle any person other than the Parties or their respective successors and assigns permitted hereby to any claim, cause of action, remedy or right of any kind.

(h)           This Agreement may be executed in any number of counterparts, and each such signed counterpart shall constitute an original of this Agreement.

[SIGNATURE PAGE FOLLOWS]

Exhibit “E”, Page 8

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above, to become effective, however, only if, and as of the date on which, the Closing occurs.

Operator:

SHALE HUNTER, LLC

By:
Name:
Title:

Buyer:

[_______________________________________________]

By:
Name:
Title:

Signature Page to Transition Services Agreement

EXHIBIT A

Attached to and made part of that certain Transition Services Agreement dated [________] [•], 201_, by and between
Shale Hunter, LLC and
[_________________________]

SERVICES

1.             Marketing Services – Until the Service Termination Date for the Marketing Services, Operator shall provide marketing, gas control, gas scheduling, and contract administration services as reasonably requested by Buyer necessary to sell the oil, gas, and other production from the Interests, Wells and any other wells drilled on the Interests during the Transition Period (collectively the “Marketing Services”).  During the period in which Operator is providing such Marketing Services, Operator shall provide Buyer with monthly summaries of the quantities of oil and gas scheduled and sold for such periods and plant statements (and corresponding gas wells) associated with gas production from the Interests, Wells and any other wells drilled on the Interests during the Transition Period.  Buyer shall assume all Marketing Services beginning with the first full production month after the month in which the Service Termination Date for the Marketing Services occurs.  All gas nominations required for the production month for which Buyer assumes Marketing Services shall be made by Buyer.  Until the Service Termination Date for the Marketing Services, Operator may sell oil, gas, and other production from the Interests, Wells and any other wells drilled on the Interests during the Transition Period, to any Affiliate of Operator without liability to Buyer relating to or arising out of Affiliate sales, provided that the price shall be based on the price that could then be obtained by Operator or its Affiliate from a third party in an arms-length transaction in relation to similar product.

2.             Drilling and Operations Services – Until the Service Termination Date for the Drilling and Operations Services, with respect to Interests and Wells that Operator operated as of the Closing Date and any other wells that are operated by Buyer and drilled on the Interests during the Transition Period, Operator shall continue full management of well planning, drilling, completion and well stimulation activities and physical operation of the Wells (including such other wells), gathering systems, pipelines, pipeline laterals, and other facilities comprising the Assets and retain all responsibility for regulatory reporting for such Assets for all production periods prior to such Service Termination Date (collectively the “Drilling and Operations Services”).

Until the Service Termination Date for the Drilling and Operations Services, Operator shall assist Buyer, as reasonably directed by Buyer’s personnel, in the Drilling and Operations Services for the Interests, Wells and any other wells drilled on the Interests during the Transition Period (operated and non-operated, as applicable) as follows:

(a)           Conducting, managing or supervising (as appropriate) the planning, drilling, geosteering and construction of all oil and gas wells;

Exhibit “A”
to Transition Services Agreement

(b)           Conducting, managing or supervising (as appropriate) the completion, fracture stimulation and flowback/clean-up operations of all oil and gas wells;

(c)           Operating and maintaining all oil and gas wells and associated personal property;

(d)           Operating automated field systems, communications systems, and related computer software and equipment, as permitted by third-party owners of such systems, software and equipment;

(e)           Complying in all material respects with all state and federal regulatory filing requirements and providing Buyer with notice of any incident reports;

(f)            Maintaining well files and records and providing the necessary clerical and administrative assistance associated therewith;

(g)           Maintaining production, drilling, work-over and well status reports and records;

(h)           Purchasing supplies, materials, tools and equipment associated with drilling, completing, stimulation and ownership and operation of the Interests, Wells and any other wells drilled on the Interests during the Transition Period; provided that (except in cases Operator reasonably believes constitute an emergency) without Buyer’s prior written consent, Operator shall not purchase any of the above, if such purchase would result in a charge or cost to Buyer over one hundred thousand dollars (US $100,000) for a single item, and further provided that Buyer’s consent shall be considered granted unless Buyer notifies Operator to the contrary within ten (10) days after receipt of Operator’s request (which request shall provide reasonable details of the relevant items proposed to be acquired and reasons for their acquisition) or such shorter time as is reasonably specified in Operator’s request;

(i)            Contracting for Services associated with drilling, completing, stimulation and ownership and operation of the Assets (including any other wells that are operated by Buyer and drilled on the Interests during the Transition Period); provided that (except in cases Operator reasonably believes constitute an emergency) without Buyer’s prior written consent, Operator shall not enter into a contract which shall have a term in excess of 30 days or that would result in a charge or cost to Buyer over one hundred thousand dollars (US $100,000) for a single item, and further provided that the Buyer’s consent shall be considered granted unless Buyer notifies Operator to the contrary within ten (10) days after receipt of Operator’s request (which request shall provide reasonable details of the relevant Services proposed to be provided and reasons for their provision) or such shorter time as is reasonably specified in Operator’s request; and

(j)            Executing, amending or extending contracts associated with drilling, completing, stimulation and ownership and operation of the Assets (including any other wells that are operated by Buyer and drilled on the Interests during the Transition Period); provided that (except in cases Operator reasonably believes constitute an emergency) without Buyer’s prior written consent, Operator shall not enter into any single contractual arrangement, amendment or extension that would have a term in excess of 30 days or which would result in an additional charge or cost to Buyer in excess of one hundred thousand dollars (US $100,000) for any single item, and further provided that Buyer’s consent shall be considered granted unless Buyer notifies Operator to the contrary within ten (10) days after receipt of Operator’s request (which request shall provide reasonable details of the circumstances and reasons behind the contractual arrangement proposed to be entered into, amended or extended, as the case may be) or such shorter time as is reasonably specified in Operator’s request.

Exhibit A to Transition Services Agreement

3.             Land Administration Services – Until the Service Termination Date for the Land Administration Services, Operator shall provide for the benefit of Buyer, under the reasonable direction of Buyer, all lease, division order and other land administration services (collectively, “Land Administration Services”) as follows:

(a)           Administering and maintaining all leases and agreements relating to the Interests;

(b)           Maintaining and updating all lease, ownership, contract and property records and databases relating to the Interests;

(c)           Maintaining and updating all royalty payment and division order reports and databases;

(d)           Generating, verifying, processing, approving and signing (provided that Buyer has granted Operator a special power of attorney authorizing Operator to sign on Buyer’s behalf) all internal and external division orders and transfer orders required in the normal course of business;

(e)           Identifying, paying and appropriately invoicing all rentals, rights-of-way, shut-in payments and other payments required by the leases or other agreements relating to the Assets;

(f)            Maintaining all land, contract, division of interest, lease files, and other files relating to the subject land administration functions as well as maintaining any imaging and indexing of such records in the ordinary course of business; and

(g)           Performing such other reasonable and customary land administration services as Operator deems necessary to administer or maintain the leases or agreements relating to the Assets.

4.             Accounting Services – Until the Service Termination Date for the Accounting Services, Operator shall provide for the benefit of Buyer, at the reasonable direction of Buyer, financial, revenue, and expense accounting services relating to the Assets (collectively, “Accounting Services”) as follows:

(a)           Operator shall perform all revenue accounting functions relating to the Assets including the disbursement of revenue proceeds to all working interest, third party, royalty and overriding royalty owners as well as all rental, severance or production taxes and right of way payments and any and all leasehold, minimum or advance payments due in the normal course of business;

Exhibit A to Transition Services Agreement

(b)           Operator shall comply in all material respects with all state and federal regulatory reporting and filing requirements, including any reports required by the regulatory agencies;

(c)           Operator shall perform all expenditure accounting functions relating to the Assets including the payment of all invoices and subsequent billing of same to all working interest owners;

(d)           Within Operator’s standard closing period, Operator shall provide Buyer with estimates of production volumes, revenue, direct operating expenses, production taxes and capital expenditures attributable to the Assets for the proceeding calendar month and any other such information relating to the Assets that the Buyer would need to prepare accrual basis financial statements in accordance with generally accepted accounting principles;

(e)           Operator shall remain responsible for the collection of any uncollected joint interest billings relating to lease operating expenses, capital costs, and overheads that Operator had previously billed until the Service Termination Date for the Accounting Services.  Operator will provide Buyer with necessary supporting documentation to pursue collection;

(f)           Operator shall prepare monthly gas and oil balancing and payout statements for operated properties;

(g)           Operator shall provide property revenues, expenses and taxes to Buyer from Operator’s lease operating statements on a monthly basis. If available, this information will be provided to Buyer electronically; and

(h)           Buyer shall cooperate with Operator by disclosing to Operator Buyer’s receipt of monies and payment of invoices prior to the Service Termination Date for the Accounting Services.

5.             Transition Services – Until the Service Termination Date for the Transition Services, Operator shall provide certain services (as detailed below) for the benefit of Buyer relating to the Assets sufficient to enable Buyer to set up its operations and assume the Drilling and Operations Services, Marketing Services, Accounting Services and Land Administration Services relating to the Assets.  Operator and Buyer shall cooperate with each other, and shall cause their officers, employees, agents, auditors and representatives to cooperate with each other, after Closing, to help in the orderly transition of ownership of the Assets and to help minimize any disruption to the respective businesses of Operator and Buyer that may result from the transactions contemplated hereby.  These services (collectively, the “Transition Services”) are as follows:

(a)           Providing where applicable a reasonable level of training to a reasonable number of Buyer’s employees on the current use and application of software, information systems or other computer systems or databases to the extent that software, information systems or other computer systems or databases were transferred from Seller to Buyer pursuant to the Purchase Agreement or are otherwise provided by Buyer to Operator; or providing a reasonable level of orientation to a reasonable number of Buyer’s employees on the interpretation of data provided as Records in the Purchase Agreement;

Exhibit A to Transition Services Agreement

(b)           If and as requested by Buyer, assisting Buyer in modifying, at Buyer’s sole expense (with the principles of compensation agreed by the Parties prior to commencement of Operator’s activities under this subparagraph 5(b)), automated field equipment situated on or used solely in connection with the Assets so that Buyer may operate in a manner substantially consistent with current operations, the automated portion of the Assets independently of Operator.  Operator shall also allow Buyer reasonable access to the automation equipment, if any, located in its field offices and agrees, at Buyer’s expense, to use all reasonable efforts to keep such equipment in working condition during the transition period in which Operator is performing the Transition Services hereunder;

(c)           Providing such reasonable and timely assistance and information to Buyer’s personnel to allow Buyer to extract and set up its own well ownership, lease administration and division of interest databases sufficient to assume the Land Administration Services as soon as practicable;

(d)           Providing any system support services necessary to extract electronic data of accounting, lease, division of interest and production information where currently available from Operator’s operational systems in Operator’s current format or other reasonable format as requested by Buyer;

(e)           Providing sufficient information and documentation to allow Buyer to identify all known parties for which Operator is currently holding funds in suspense for the period from Closing Date to Service Termination Date for the Transition Services, together with the sales volume history attributable to such funds and such other information as reasonably necessary to allow Buyer to assume payment obligations and/or discharge its legal requirements to timely escheat such funds to any applicable governmental agencies for such funds;

(f)            Providing sufficient electronic data to provide for the allocation of facility and/or field costs; and

(g)           Such other transition services as Buyer may reasonably require that are (i) not unreasonably burdensome for Operator to provide and (ii) reasonably necessary for Buyer to assume the Drilling and Operations Services, Marketing Services, Accounting Services and Land Administration Services relating to the Assets, as at the Service Termination Date for such Services.

Operator’s activities under this subparagraph 5 shall terminate without liability to Buyer at the Service Termination Date for the Transition Services, even if, and regardless of whether or not, the activities set forth in this subparagraph 5, including modifications of the automation equipment on the Assets, have been completed.

6.             Consulting Services – Until the Service Termination Date for the Consulting Services, Operator shall provide consulting services for the benefit of Buyer relating to the Assets (collectively, “Consulting Services”) as follows:

(a)           Advising Buyer on the planning, budgeting and forecasting of the operation and development of the Assets;

Exhibit A to Transition Services Agreement

(b)           Working with Buyer to assess and analyze well proposals with respect to the Assets;

(c)           Assisting Buyer with the preparation of annual work programs and budgets, including preparing reports on the Assets and arranging for at least one meeting per year to discuss the annual work program and budget;

(d)           Providing Buyer reports on the drilling activities, production, HSE and other operational aspects of the Assets as Buyer may reasonably request from time to time;

(e)           Providing training that is reasonable in scope at such reasonable times to a reasonable number of Buyer’s personnel in connection with the operation and maintenance of the Assets and related matters;

(f)           Providing advice and assistance to, and otherwise working with, Buyer in connection with the identification, investigation, assessment, and acquisition of new shale oil and gas opportunities and interests within the Eagle Ford; and

(g)           Performing such other activities as Buyer may reasonably request that Operator approves.

Exhibit A to Transition Services Agreement